United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of October 2025

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Material Fact dated August 1, 2025 – Cemig wins CCEE auction for GSF credits for concession extensions
2.	Material Fact dated August 1, 2025 – Official Letter Received from the Controlling Shareholder
3.	Earnings Release – 2Q2025
4.	Notice to Shareholders dated September 23, 2025 – Declaration of Interest on Equity
5.	Notice to the Market dated October 16, 2025 – Conclusion of the Onerous Transfer of Four Small Power Plants
6.	2Q Interim Financial Information

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida . Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: October 27, 2025

1.	Material Fact dated August 1, 2025 – Cemig wins CCEE auction for GSF credits for concession extensions

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Cemig wins CCEE auction for GSF credits for concession extensions

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform its shareholders and the market in general, under CVM Resolution 44/2021, that Cemig GT, Cemig PCH S.A., and the Queimado Consortium have won the auction of Generation Scaling Factor (“GSF”) credits for concession extensions, held today by the Electric Energy Trading Chamber (“CCEE”).

As a result, the concessions for the Queimado (7 years), Pai Joaquim (7 years), and Irapé (3 years) hydroelectric power plants will be extended, with a total disbursement of approximately R$200 million.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, following the rules issued by the CVM and the legislation in force.

Belo Horizonte, August 01, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Material Fact dated August 1, 2025 – Official Letter Received from the Controlling Shareholder

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Official Letter Received from the Controlling Shareholder

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, under CVM Resolution 4/2021, hereby informs its shareholders and the market in general that it has received Official Letter SEDE/ASMERC 49/2025 from the State of Minas Gerais, the Company's controlling shareholder, informing that it authorized the Brazilian Development Bank (BNDES) to initiate a Request for Information (RFI), a preliminary and non-binding stage aimed at identifying specialized technical consultants in the market interested in supporting the preparation of CEMIG’s economic and financial valuation report, for the purpose of debt amortization under the Full Debt Repayment Program for States (Propag).

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, following the rules issued by the CVM and the legislation in force.

Belo Horizonte, August 01, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

3.	Earnings Release – 2Q2025

EARNINGS RELEASE 2Q25

Conference call | Webcast

August 18 (Monday),

at 2:00 p.m. (Brasília time)

[Link - CEMIG - WEBCAST]

IBRX100 B3 **IEE B3** **ISE B3** **ICO2 B3**

2Q25 HIGHLIGHTS

RATINGS

Fitch Ratings	Moody's	
AAA	AA+	AA+

Results 2Q25 (R$ million)

Consolidated Ebitda

	IFRS 2Q24	IFRS 2Q25	Adjusted 2Q24	Adjusted 2Q25
Consolidated Ebitda	2,371	2,009	1,916	2,212
Change	-15.3%		+15.4%	

Consolidated net profit

	IFRS 2Q24	IFRS 2Q25	Adjusted 2Q24	Adjusted 2Q25
Consolidated net profit	1,689	1,188	1,134	1,322
Change	-29.7%		+16.6%	

Ebitda by segment

TOTAL 2,009

Segment	
Generation	544
Distribution	1,210
Gas	243
Others*	12

Leverage (Net debt/Adjusted Ebitda)

2020	2021	2022	2023	2024	Jun/25
1.28	1.22	0.96	0.89	1.30	1.59

* Includes Ebitda of Holding/Investees, Transmission, and Trading

ESG

Nota A | MSCI

Leader in valuation in the Brazilian electricity sector

IN THIS INDEX FOR 25 YEARS

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THE INDEX SINCE ITS CREATION

NOSSA ENERGIA TRANSFORMA

Energy Sources | 100% RENEWABLE

2Q25 HIGHLIGHTS

CONSISTENT RESULTS IN 2Q25

EBITDA: **R$ 2.01** billion
Net profit: **R$ 1.19** billion
Adjusted Ebitda: **R$2.21** billion
Adjusted net profit: **R$1.32** billion

CEMIG DISTRIBUTION

- Tariff adjustment with average effect of 7.78% from May 28, 2025
- Energy losses within regulatory limits
- 1H25 Opex R$139.0 million better than regulatory level
- Energy distributed (excluding DG) 3.3% lower YoY (captive market –6.4%, Free Clients –0.3%)

OPERATIONAL EFFICIENCY

- 2.5% YoY increase in consolidated PMSO, lower than 12-month inflation of 5.3%
- Retirement obligations: **R$ 21.2 million** positive effect on Ebitda
  - in 2Q25, **682 employees** migrated to the Health Plan mode that does not generate post-employment expense for the Company
- 118 employees subscribed to the voluntary severance plan (expense of R$ 25.4 million)

ENERGY TRADING

- Negative effect on 2Q25 Ebitda of R$ 69.1 million, from exposure of ~544 MWaverage to spot price differences between submarkets

LEADERSHIP IN RETAIL

- First Trader to surpass 2,500 'retailer' clients
- Over 180 MWaverage sold

TOTAL OF R$ 2.8 BILLION INVESTED IN 1H25: 12.6% more than in 1H24

- Cemig D invested R$ 2.16 billion
- R$ 200 million invested in Transmission (up 93% YoY)

GSF auction extended concessions of 3 plants: 275 MWaverage

- Queimado and Pai Joaquim plants: extended 7 years. Irapé: Extended 3 years
- Disbursement of R$ 199.4 million

Low leverage ensures continuity of the investment program

- Net debt / Adjusted Ebitda: 1.6x at end-June 2025
- Cemig D: R$ 1.9 billion debenture issue in April
- Average tenor of debt increased to 6.0 years
- Cemig GT raised US$40 million in August; full swap transaction

INTEREST ON EQUITY DECLARED IN JUNE 2025: R$ 596.7 MILLION

- Payment in 2 equal parts in June and December 2026

CONTENTS

Ebitda and NET profit by company, 2Q25	5
Profit and loss accounts	6
RESULTS BY BUSINESS SEGMENT	7
CONSOLIDATED ELECTRICITY MARKET	8
PERFORMANCE BY COMPANY	9
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	10
Performance by sector	10
Direct Action of Unconstitutionality No. 7,324 – PIS/Cofins Credits on ICMS	11
The 2025 Annual Tariff Adjustment	11
Five-year Tariff Reviews compared	12
Opex and Ebitda: realized x Regulatory	12
Indicators of supply quality – DEC and FEC	13
Combating default	13
Energy losses	14
Cemig GT and Cemig Holding Company	15
Electricity market	15
Sources and uses of electricity	15
Gasmig	16
Consolidated results	17
Net profit	17
Operational revenue	18
Operational costs and expenses	20
Finance income and expenses	23
Gain (loss) in non-consolidated investees (Equity income)	24
CONSOLIDATED EBITDA (IFRS, and Adjusted)	25
Ebitda of Cemig D	26
Cemig GT – Ebitda	27
Investments	28
Debt	29
Cemig’s long-term ratings	31
ESG – Report on performance	32
Performance of Cemig’s shares	35
Plant	36
RAP: July 2025–June 2026 cycle	37
Transmission Regulatory Revenue and EBITDA	38
Complementary information	39
Cemig D	39
Cemig GT	41

4

Ebitda and NET profit by company, 2Q25

	2Q25	2Q24	Change %	2Q25	2Q24	Change %
(R$ mn)	EBITDA (IFRS)			Adjusted Ebitda

Cemig D	1,210	1,329	-9.0%	1,214	872	39.2%
Cemig GT	404	641	-37.0%	602	639	-5.8%
Gasmig	243	237	2.5%	243	237	2.5%

Consolidated	2,009	2,371	-15.3%	2,212	1,916	15.4%
New replacement value (VNR)	27	22	22.7%	27	22	22.7%
Equity income (Gain (loss) in non-consolidated investees)	77	39	97.4%	77	39	97.4%
Regulatory difference, transmission, T	297	56	430.4%	99	78	26.9%
Consolidated, less VNR and equity income, plus difference IFRS/Regulatory Transmission Ebitda	2,202	2,366	-6.9%	2,207	1,933	14.2%

	2Q25	2Q24	Change %	2Q25	2Q24	Change %
(R$ mn)	Profit (IFRS)			Adjusted profit

Cemig D	551	1,060	-48.0%	554	434	27.6%
Cemig GT	342	328	4.3%	472	409	15.4%
Gasmig	151	138	9.4%	151	138	9.4%
Consolidated	1,188	1,689	-29.7%	1,322	1,134	16.6%

5

Profit and loss accounts

	2Q25	2Q24	Change, %
PROFIT AND LOSS ACCOUNTS (R$ ’000)
NET REVENUE	10,786,295	9,435,991	14.3%

COSTS
Cost of electricity and gas	-5,809,115	-5,019,191	15.7%
Infrastructure construction costs	-1,463,371	-1,226,933	19.3%
Cost of operation	-1,363,676	-686,180	98.7%
Total costs	-8,636,162	-6,932,304	24.6%

GROSS PROFIT	2,150,133	2,503,687	-14.1%

EXPENSES
Client default provision	-3,098	-77,300	-96.0%
General and administrative expenses	-177,602	-205,700	-13.7%
Other expenses	-405,801	-226,594	79.1%
Total expenses	-586,501	-509,594	15.1%

Share of gain (loss) in non-consolidated investees	77,418	38,711	100.0%
Profit before Finance income (expenses) and Taxes on profit	1,641,050	2,032,804	-19.3%

Finance income	302,444	725,474	-58.3%
Finance expenses	-565,404	-607,355	-6.9%
Net finance income (expense)	-262,960	118,119	-322.6%

Profit before income tax and Social Contribution tax	1,378,090	2,150,923	-35.9%

Income tax and Social Contribution tax	-249,538	-149,309	67.1%
Deferred income tax and Social Contribution tax	59,729	-313,028	-119.1%
Total income tax and Social Contribution tax, incl. deferred	-189,809	-462,337	-58.9%

NET PROFIT FOR THE PERIOD	1,188,281	1,688,586	-29.6%

6

Results by business segment

INFORMATION BY SEGMENT ON JUNE 30, 2025
	Electricity				Gas	Equity interests	Total	Eliminations	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	813,582	383,793	1,976,069	7,269,938	865,321	32,704	11,341,407	-555,112	10,786,295
Inter-segment	401,582	143,006	0	10,524	-	-	555,112	-555,112	-
External	412,000	240,787	1,976,069	7,259,414	865,321	32,704	10,786,295	-	10,786,295

COST OF ELECTRICITY AND GAS	-147,322	-115	-1,950,946	-3,772,388	-485,097	604	-6,355,264	546,149	-5,809,115
Inter-segment	-9,352	-40	-378,529	-157,538	-	-690	-546,149	546,149	-
External	-137,970	-75	-1,572,417	-3,614,850	-485,097	1,294	-5,809,115	-	-5,809,115

COSTS AND EXPENSES
People	-38,924	-41,301	-10,963	-264,524	-18,197	-14,480	-388,389	-	-388,389
Employees’ and managers’ profit shares	-4,253	-4,483	-2,949	-26,214	-2,108	-6,017	-46,024	-	-46,024
Post-employment liabilities	-11,460	-7,082	-1,623	-70,953	-	-18,206	-109,324	-	-109,324
Materials, Outsourced services and Other expenses, net	-59,877	-221,747	-8,007	-575,743	-26,744	-8,042	-900,160	8,963	-891,197
Inter-segment	-7,175	-713	-	-1,023	-50	-2	-8,963	8,963	-
External	-52,702	-221,034	-8,007	-574,720	-26,694	-8,040	-891,197	-	-891,197
Depreciation and amortization	-78,044	-4,652	-3	-254,372	-25,438	-5,884	-368,393	-	-368,393
Operating provisions / adjustments	-7,811	-1,816	-3,179	-118,655	3,058	-18,447	-146,850	-	-146,850
Infrastructure construction costs	-	-138,924	-	-1,231,704	-92,743	-	-1,463,371	-	-1,463,371
Total cost of operation	-200,369	-420,005	-26,724	-2,542,165	-162,172	-71,076	-3,422,511	8,963	-3,413,548

COSTS AND EXPENSES	-347,691	-420,120	-1,977,670	-6,314,553	-647,269	-70,472	-9,777,775	555,112	-9,222,663

Share of gain (loss) in non-consolidated investees	-	-	-	-	-	77,418	77,418	-	77,418

PROFIT BEFORE FINANCE INCOME (EXPENSES) AND TAXES ON PROFIT	465,891	-36,327	-1,601	955,385	218,052	39,650	1,641,050	-	1,641,050
Net finance income (expenses)	15,614	-3,207	4,121	-257,444	4,533	-26,577	-262,960	-	-262,960
PROFIT (LOSS) BEFORE TAXES ON PROFIT	481,505	-39,534	2,520	697,941	222,585	13,073	1,378,090	-	1,378,090
Income tax and Social Contribution tax	-31,781	36,693	3,961	-147,391	-71,765	20,474	-189,809	-	-189,809
NET PROFIT FOR THE PERIOD	449,724	-2,841	6,481	550,550	150,820	33,547	1,188,281	-	1,188,281

7

CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In June 2025 the Cemig Group invoiced approximately 9.51 million clients – an increase of approximately 181,000 clients, or 1.9%, in its consumer base since the end of June 2024. Of this total number of consumers, 9,504,790 are final consumers, and/or represent Cemig’s own consumption; and 2,450 are other agents in the Brazilian electricity sector.

This chart shows the percentages of the Cemig Group’s sales to final consumers:

8

PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	2Q25	2Q24	Change %
Captive clients + Transmission for clients (MWh*)
Residential	3,170,399	3,150,675	0.6%
Industrial	5,483,216	5,771,074	–5.0%
Captive market	179,077	278,451	–35.7%
Transport	5,304,139	5,492,623	–3.4%
Commercial, services and Others	1,521,025	1,622,287	–6.2%
Captive market	855,645	1,037,239	–17.5%
Transport	665,380	585,048	13.7%
Rural	778,749	767,562	1.5%
Captive market	745,410	752,773	–1.0%
Transport	33,339	14,789	125.4%
Public services	792,114	831,774	–4.8%
Captive market	585,326	697,111	–16.0%
Transport	206,788	134,663	53.6%
Concession holders	73,395	74,376	–1.3%
Transport	73,395	74,376	–1.3%
Own consumption	6,992	7,710	–9.3%
Total	11,825,890	12,225,458	–3.3%
Total, captive market	5,542,849	5,923,959	–6.4%
Total, energy transported for Free Clients	6,283,041	6,301,499	–0.3%

* Excludes supply offset in Distributed Generation.

In 2Q25 electricity billed to captive clients, plus transport of energy for Free Clients and distributors, excluding supply offset in Distributed Generation, totaled 11,826 GWh – or 3.3% less than in 2Q24. This was mainly the result of lower consumption by industrial clients (–287.9 GWh or –5.0%), commercial clients (–101.3 GWh or –6.2%) and public services (–33.7 GWh or –4.8%). In turn this mainly reflected migration of clients to DG, and to the transmission network. At the same time, consumption by residential clients was +19.7 GWh (+0.6%) higher, and rural consumption was +11.2 GWh (+1.5%) higher.

The reduction of 3.3% in total energy distributed comprised a 6.4% decrease (–381.1 GWh) in consumption by the captive market, and a 0.3% reduction (–18.5 GWh) in use of the network by Free Clients. Taking offset DG energy into account, total distributed energy was 1.0% lower than in 2Q24.

9

Sources and uses of electricity – MWh

	2Q25	2Q24	Change %
Metered market – MWh
Transported for distributors	73,395	65,408	12.2%
Transported for Free Clients	6,207,535	6,263,100	–0.9%
Own load + Distributed generation	8,792,162	8,891,020	–1.1%
Consumption by captive market	5,550,333	5,814,060	–4.5%
Distributed Generation market	1,505,218	1,487,050	1.2%
Losses in distribution network	1,736,611	1,589,910	9.2%
Total volume carried	15,073,092	15,219,528	–1.0%

Client base

In June 2025 Cemig billed 9.49 million consumers, 1.9% more than in June 2024. Of this total, 5,543 were Free Clients using the distribution network of Cemig D.

	Jun. 2025	Jun. 2024	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	8,072,997	7,872,637	2.5%
Industrial	23,754	27,406	–13.3%
Commercial, services and Others	900,319	908,389	–0.9%
Rural	388,636	405,987	–4.3%
Public authorities	74,503	71,375	4.4%
Public lighting	7,354	6,896	6.6%
Public services	13,268	13,706	–3.2%
Own consumption	830	763	8.8%
Total, captive clients	9,481,661	9,307,159	1.9%
NUMBER OF FREE CLIENTS
Industrial	2,290	1,390	64.7%
Commercial	2,914	1,950	49.4%
Rural	134	34	294.1%
Public authorities	51	4	1175.0%
Public services	146	37	294.6%
Concession holders	8	7	14.3%
Total, Free Clients	5,543	3,422	62.0%
Total, Captive market + Free Clients	9,487,204	9,310,581	1.9%

Performance by sector

Industrial: Energy distributed to industrial clients was 5.0% lower than in 2Q24, and was 46.4% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (44.9%), which was 3.4% lower in volume than in 2Q25. Within this total, energy billed to captive industrial clients was 1.5% of the total distributed, and 35.7% less by volume than in 2Q24 – mainly due to migration of clients to the Free Market.

The reduction in consumption by industrial users reflects (i) migration of customers to the transmission network, and (ii) lower consumption, in particular by a few sectors: Ferro-alloys (down 9.3% YoY), Chemicals (down 19.2%) and Steel (down10.6%), while there was growth in consumption by Extractive Industries (+6.0%) and Foods and Beverages (+2.5%).

10

Residential consumption was 26.8% of the total energy distributed by Cemig D in the quarter, and 0.6% higher in total volume than in 2Q24. Average monthly consumption per consumer, at 130.9 kWh/month, was 1.9% lower than in 2Q24. On the other hand, the total number of residential clients increased by 2.6% year-on-year (+200,400 new clients).

Commerce and Services: Energy distributed to and for these consumers was 12.9% of the total distributed by Cemig D in 2Q25, and by volume 6.2% less than in 2Q24. The change has two components: a 17.5% reduction in the volume of energy billed to captive clients, and a 13.7% increase in the volume of energy transported for Free Clients. The lower figure for total consumption mainly reflects migration of clients to Distributed Generation.

Rural: Consumption by rural clients was 6.6% of the total energy distributed and was 1.5% higher by volume than in 2Q24. This mainly reflected (i) higher consumption for irrigation, and (ii) a reduction of 0.8% in the number of consumer units in this category.

Public services: consumed 6.7% of the energy distributed in 2Q25, and 4.8% less by volume than in 2Q24.

Direct Action of Unconstitutionality No. 7,324 – PIS/Cofins Credits on ICMS

On August 14, 2025, the Federal Supreme Court (STF) ruled on Direct Action of Unconstitutionality No. 7324, which challenges the constitutionality of Law No. 14,385/2022. This law addresses the reimbursement of taxes overpaid by electricity distribution companies to consumers. The Court confirmed the validity of the law, establishing that the excess amounts must be returned to consumers in the form of discounts on electricity bills. The Company is awaiting the publication of the ruling, at which point there will be sufficient elements to assess the potential accounting, financial, and operational impacts resulting from the decision.

More details at the following link: (Note to the financial statements (9) – Recoverable Taxes, from the 2022 Financial statements).

cemig-2022-12-31-r8frLRJW.pdf

The 2025 Annual Tariff Adjustment

The tariffs of Cemig D are adjusted in May each year; and every five years are subjected to a Periodic Tariff Review, also in May. The aim of the Annual Adjustment is to pass on changes in the costs defined as “non-manageable” in full, to the client, and provide inflation adjustment for the costs specified as “manageable” in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, designed to capture productivity, under a system using the price cap regulatory model.

On May 20, 2025 Aneel ratified Cemig D’s annual Tariff Adjustment, to be effective from May 28, 2025 to May 27, 2026. This resulted in an average increase, for consumers, of 7.78%. The average effect for low-voltage consumers was an increase of 7.03%, and for residential consumers, an increase of 6.86%. The component percentage of the increase corresponding to manageable costs (referred to as ‘Portion B’) was 1.36%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 6.12%. The increase in the financial components of the tariff contributed 0.30 percentage points. The item with the greatest impact on the tariff increase was the sector charges, which contributed an effect of 4.63%, reflecting an increase in the CDE (the Energy Development Account).

Average effects of the Tariff Adjustment
High voltage – average	9.45%
Low voltage – average	7.03%
Average effect	7.78%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/SEI_0111327_Nota_Tecnica_116_Cemig.pdf

11

Five-year Tariff Reviews compared

Comparison of the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base R$ million	20,490	25,587
Net Remuneration Base R$ million	8,906	15,200
Average depreciation rate	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ R$ mn	149	272
CAIMI * R$ mn	333	484
QRR ** (Depreciation calculation) R$ mn	787	1007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’ – Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

Opex and Ebitda: realized x Regulatory

(R$ mn)

Realized Opex and Ebitda were both better than regulatory levels in 1H25.

Regulatory Ebitda is calculated by reference to: (i) remuneration of capital; (ii) the QRR quota (Gross base x annual depreciation rate); and (iii) a percentage of the Annual Cost of Mobile Facilities and Real Estate, published in Aneel Technical Notes at the times of Tariff Reviews and Adjustments.

12

Indicators of supply quality – DEC and FEC

In the 12 months to end-June 2025 Cemig’s Outage Duration indicator (DEC) was 9.76 hours, higher than the regulatory limit of 9.48 hours. The Company’s Outage Frequency indicator (FEC), at 5.37 per year for the 12 months, remained within the regulatory parameter of 5.83 per year.

Combating default

The Company has maintained a high level of collection actions, which have helped keep the Receivables Recovery Index high – it was 98.99% in June 2025.

New payment channels, and online negotiation, have helped to increase the proportion of client payments being made via digital channels (PIX instant payments, automatic debits, payments by card and app, etc.) – which were 67.5% of the total collected in 2Q25, or 0.44 percentage points higher than in 2Q24. A highlight is Brazil’s PIX instant payment system, the method most used by clients – which was used for 33.8 % of all client payments, providing savings of R$ 34.8 million in collection expenses since it was put in place in 2021.

13

Energy losses

Energy losses in the 12 months to end-June 2025, at 11.43%, were within the regulatory target level of 11.48%. As from the date of the tariff adjustment (May 28, 2025) Aneel Technical Note 53/2025 updated the method for calculation of non-technical losses to include not only billed amounts of energy but also the volume of Distributed Generation, thus widening the scope of the calculation of energy losses. This change led to an increase in tariff coverage for energy losses.

Highlights of our combat of energy losses in 1H25 include: approximately 177,000 inspections; replacement of more than 173,000 obsolete meters; replacement of 49,000 conventional meters by smart meters (bringing the total of installed smart meters to 419,000 since the project began in September 2021); and regularization of 4,300 clandestine connections made by families living in ‘invaded’ and low-income areas, through our Energia Legal program, which uses ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project in February 2023 to 27,100). Planned for 2025 are: 340,000 inspections; replacement of 425,000 obsolete meters; and regularization of 54,000 families in low-income communities (using ‘BT Zero’ and ‘Bulletproofed Meter Panel’ technologies).

14

Cemig GT and Cemig Holding Company

Electricity market

The total volume of electricity sold in 2Q25 by Cemig GT and by the holding company (‘Cemig H’), excluding sales on the Wholesale Power Exchange (CCEE), was 17.6% higher than in 2Q24. Cemig GT billed 6,352 GWh (including quota sales) in 2Q25, 31.1% more than in 2Q24.

The holding company reported sales of 4,891 GWh in 2Q25, 3.7% more than in 2Q24. The migration of purchase contracts from Cemig GT to the holding company began in 3Q21, and has continued gradually since then. It is now around 61%.

Of the total sold by the holding company and Cemig GT in 2Q25, sales in the ‘retail market’ in 2Q25 accounted for 343.4 GWh.

	2Q25	2Q24	Change %
Cemig GT – MWh
Free Clients	3,625,816	2,930,479	23.7%
Industrial	2,441,227	1,999,042	22.1%
Commercial	1,152,685	917,519	25.6%
Rural	27,707	12,000	130.9%
Public authorities	4,197	1,918	118.8%
Free Market – Traders and Cooperatives	1,574,194	774,876	103.2%
Quota supply	565,513	560,620	0.9%
Regulated Market	554,118	545,964	1.5%
Regulated Market – Cemig D	32,580	32,617	–0.1%
Total, Cemig GT	6,352,221	4,844,556	31.1%
Cemig H – MWh
Free Clients	2,481,986	2,597,781	–4.5%
Industrial	1,978,731	2,090,040	–5.3%
Commercial	476,561	492,665	–3.3%
Rural	26,694	15,076	77.1%
Free Market – Traders and Cooperatives	2,408,829	2,116,554	13.8%
Total Cemig H	4,890,815	4,714,335	3.7%
Cemig GT + H	11,243,037	9,558,891	17.6%

Sources and uses of electricity

15

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies industrial, commercial and residential users, users of compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s last Tariff Review was completed in April 2022. Highlights:

▪	The WACC adopted (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO (Personnel, Materials, outsourced Services and Other expenses) in full.

Market (Volume in ’000 m3)	2022	2023	2024	1H24	1H25	Change, 1H24 –1H25
Automotive	40,950	31,907	22,511	11,518	10,241	–11.1%
Compressed vehicle natural gas	364	541	630	263	259	–1.5%
Industrial	870,667	830,943	786,363	390,394	351,814	–9.9%
Industrial compressed natural gas	13,616	12,473	10,275	4,915	4,897	–0.4%
Residential	11,392	11,912	12,095	5,749	6,296	9.5%
Co–generation	13,137	12,075	12,164	6,983	6,197	–11.3%
Commercial	23,114	21,964	23,203	11,085	11,637	5.0%
Subtotal – conventional gas	973,240	921,815	867,241	430,907	391,341	–9.2%
Thermal plants	37,991	–	–	–	–	–
Subtotal – gas sold – captive market	1,011,231	921,815	867,241	430,907	391,341	–9.2%
Industrial – Free Market	87,133	92,362	97,302	45,903	99,966	117.8%
Industrial – Free Market	–	–	10,421	5,491	4,730	–13.9%
Thermal – Free Market	7,119	19,050	58,046	11,304	34,067	201%
Total (captive market + Free Clients)	1,105,483	1,033,227	1,033,010	493,605	530,104	7.4%

Ebitda (R$ ’000)	2Q25	2Q24
Profit (loss) for the period	150,821	137,823
Income tax and Social Contribution tax	73,468	64,608
Net finance income (expenses)	–4,533	11,937
Depreciation and amortization	23,734	22,381
Ebitda per CVM Resolution 156	243,490	236,749

The volume of gas sold to captive clients in 1H25 was 9.2% (39,500 m³) lower than in 1H24, while the volume distributed to industrial Free Clients and for thermoelectric generation was 121.3% (76,100 m³) higher, resulting in total volume 7.4% higher. Considering 2Q25, total volume was up 11.8% YoY, comprising volume sold to captive clients 11.5% (25,500 m³) lower and volume distributed in the free market 202.3% (54,600 m³) higher.

Gasmig’s Ebitda in 2Q25 was 2.8% higher than in 2Q24, reflecting the higher volume of gas distributed to the free industrial customers.

The total number of Gasmig’s clients increased by 6.2% from June 2024 to a total of 106,707 consumers in June 2025 – reflecting expansion of both the commercial and the residential client bases (total addition of 6,100 clients).

16

Consolidated results

Net profit

For 2Q25, Cemig reports net profit of R$ 1,188.4 million in 2Q25, which compares to net profit of R$ 1,688.6 million in 2Q24. Adjusted net profit for 2Q25 is R$ 1,322.3 million, compared to R$ 1,134 million in 2Q24. The main factors in this result were:

▪	A reduction in contractual assets, with effect of R$ 131.3 million in net profit, resulting from remeasurement of the ‘RBSE’ (national grid) component, due to the changes made by Aneel Ratifying Resolution 3,469/2025.
▪	Negative impact of R$ 46.0 million on profit in the Trading activity, due to the exposure of approximately 544 MWaverage to differences in spot prices between sub-markets, considering that a significant part of the energy purchased is in the Northeast, and a part of that energy is sold in the Southeast, Center-West and South markets. The average price difference in 2Q25 was more than R$ 60/MWh.
▪	There was a net gain of R$ 374.9 million from subsidies in Cemig D, arising from the difference between amounts foreseen and realized in the tariff cycle ended in May 2025, especially the discounts applied to incentive-bearing sources, and Distributed Generation.
▪	Cemig D distributed 3.3% less energy in 2Q25 than in 2Q24.
▪	Cemig D’s annual tariff adjustment, valid from May 28, produced an average increase of 7.78%; there was also a gain from the change in Aneel’s methodology for calculating non-technical energy losses (which increased the scope of the calculation to include distributed generation).
▪	The effective corporate income tax rate was 13.8% in 2Q25, lower than in 2Q24 (21.5%).
▪	Equity income (share of gain/loss in non-consolidated investees) in 2Q25 was R$ 38.7 million higher than in 2Q24, reflecting a strong result in Taesa.

Effects in 2Q24

▪	Reversal of tax provisions – referring to a judgment on Social Security contributions on profit sharing payments – added R$ 385.7 million to net profit.
▪	Elimination of amounts to be repaid to consumers in 2Q24, with counterpart in finance income: effect of R$ 271 million on net profit
▪	Posting of a civil liability provision of R$ 52.6 million, related to power sales transactions.
▪	Success in legal action relating to the PAT (Workers’ Support Fund): R$ 50.2 million posted in Finance income; income tax provision reduced by R$ 31 million
▪	R$ 95.3 million negative item in net profit from effect of variation in the US dollar exchange rate on debt in US dollars (net of hedge).

More details of these variations are given below.

17

Operational revenue

	2Q25	2Q24	Change %
R$ ’000
Revenue from supply of electricity	8,686,379	8,144,077	6.7%
Revenue from use of distribution systems (TUSD charge)	1,414,496	1,251,554	13.0%
CVA and Other financial components in tariff adjustments	70,394	–56,556	–224.5%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	–	190,186	–
Transmission operation and maintenance revenue	114,197	79,716	43.3%
Transmission construction revenue	179,130	104,891	70.8%
Financial remuneration of transmission contractual assets	30,416	134,430	–77.4%
Generation: capital reimbursement	31,201	20,596	51.5%
Distribution construction revenue	1,324,446	1,154,213	14.7%
Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession	26,618	22,258	19.6%
Gain on financial updating of Concession Grant Fee	118,859	107,011	11.1%
Settlements on CCEE	39,585	14,380	175.3%
Retail supply of gas	965,491	972,424	–0.7%
Fine for continuity indicator shortfall	–39,949	–37,084	7.7%
Other revenues	1,315,539	761,856	72.7%
Taxes and charges reported as deductions from revenue	–3,490,507	–3,427,961	1.8%
Net revenue	10,786,295	9,435,991	14.3%

Revenue from supply of electricity

	2Q25			2Q24			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,667,850	3,374,148	919.93	3,552,969	3,066,719	863.14	3.2%	10.0%
Industrial	4,676,668	1,278,269	273.33	4,440,313	1,326,674	298.78	5.3%	–3.6%
Commercial, services and others	3,141,492	1,650,182	525.29	3,009,442	1,609,719	534.89	4.4%	2.5%
Rural	984,250	643,413	653.71	927,534	599,558	646.4	6.1%	7.3%
Public authorities	384,704	229,246	595.9	270,497	232,496	859.51	42.2%	–1.4%
Public lighting	235,650	140,046	594.3	244,326	131,933	539.99	–3.6%	6.1%
Public services	58,262	146,260	2510.38	235,023	174,633	743.05	–75.2%	–16.2%
Subtotal	13,148,876	7,461,564	567.47	12,680,104	7,141,732	563.22	3.7%	4.5%
Own consumption	6,992	–	–	7,710	–	–	–9.3%	–
Retail supply not yet invoiced, net	–	77,702	–	–	68,410	–	–	–
	13,155,868	7,539,266	567.47	12,687,814	7,210,142	563.22	3.7%	4.6%
Wholesale supply to other concession holders	5,042,543	1,162,502	230.54	3,952,637	966,330	244.48	27.6%	20.3%
Wholesale supply not yet invoiced, net	–	–15,389	–	–	–32,395	–	–	–52.5%
Total	18,198,411	8,686,379	474.07	16,640,451	8,144,077	487.48	9.4%	6.7%

(1)	(Calculation of average price does not include revenue from supply not yet billed.)
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

18

* Includes offset Distributed Generation supply.

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 2Q25 was R$ 7,539.3 million, a 4.6% year-on-year increase from R$ 7,210.1 million in 2Q24, mainly reflecting volume of energy sold 3.7% higher.

Wholesale supply

Revenue from wholesale supply in 2Q25 was R$ 1,147.1 million, an increase of 22.8% from R$ 933.9 million in 2Q24. This reflects volume of energy billed 27.6% higher, especially to Traders.

Transmission

	2Q25	2Q24	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	114,197	79,716	43.3%
Infrastructure construction, updating and enhancement	179,130	104,891	70.8%
Financial remuneration of transmission contractual assets	30,416	134,430	–77.4%
Total	323,743	319,037	1.5%

Transmission revenue was R$ 4.7 million higher than in 2Q24, the increase mainly comprising construction revenue, due to the higher volume invested in reinforcement and improvement works.

Gas

Gross revenue from supply of gas in 2Q25 totaled R$ 965.5 million, compared to R$ 972.4 million in 2Q24. The difference is mainly in a lower volume of gas sold to industrial clients.

19

Revenue from Use of Distribution Systems – The TUSD charge

	2Q25	2Q24	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,414,496	1,251,554	13.0%

In 2Q25 revenue from the TUSD – charged to Free Consumers for distribution of their energy – was R$ 162.9 million higher than in 2Q24. This reflects Cemig D’s annual tariff adjustments in May 2024 and 2025, with full effect in the quarter and from May 28, 2025, respectively.

	2Q25	2Q24	Change %
POWER TRANSPORTED – MWh
Industrial	5,304,139	5,492,623	–3.4%
Commercial	665,380	585,048	13.7%
Rural	33,339	14,789	125.4%
Public services	206,788	134,663	53.6%
Concession holders	73,395	74,376	–1.3%
Total energy transported	6,283,041	6,301,499	–0.3%

Operational costs and expenses

	2Q25	2Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	4,547,303	3,693,227	23.1%
Charges for use of national grid	776,715	817,136	–4.9%
Gas purchased for resale	485,097	508,828	–4.7%
Construction cost	1,463,371	1,226,933	19.3%
Personnel (reversals)	388,389	416,784	–6.8%
Employees’ and managers’ profit shares	46,024	43,187	6.6%
Post-employment obligations (reversals)	109,324	98,391	11.1%
Materials	26,654	33,591	–20.7%
Outsourced services	527,007	507,706	3.8%
Depreciation and amortization	368,393	337,779	9.1%
Provisions (reversals)	113,626	–454,184	–
Impairment	–	4,438	–
Provisions for client default	3,098	77,300	–96.0%
Provision for loss on other credits	30,126	24,592	22.5%
RBSE (national grid) remeasurement	198,895	–	–
Other costs and expenses	138,641	106,190	–
Total	9,222,663	7,441,898	23.9%

Operating costs and expenses in 2Q25 totaled R$ 9.22 billion, an increase of R$ 1.78 billion compared to 2Q24. The main factors in the higher total were: (i) Cost of energy bought for resale was R$ 854.1 million higher than in 2Q24; (ii) construction cost was R$ 236.4 million higher; (ii) the effect of remeasurement of reimbursements of value for assets in the national grid (‘RBE assets’) added R$ 198.9 million; and there were reversals of tax provisions (totaling R$ 584.3 million) reducing expenses in 2Q24. See more details on costs and expenses in the following pages.

20

Electricity purchased for resale

	2Q25	2Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,656,838	1,269,988	30.5%
Electricity acquired in Regulated Market auctions	1,046,488	1,035,152	1.1%
Distributed generation	846,075	697,974	21.2%
Spot market	489,394	132,881	268.3%
Supply from Itaipu Binacional	322,822	304,286	6.1%
Physical guarantee quota contracts	200,845	214,415	–6.3%
Individual (‘bilateral’) contracts	132,433	122,958	7.7%
Proinfa	134,838	116,081	16.2%
Quotas for Angra I and II nuclear plants	83,446	94,393	–11.6%
Credits of PIS, Pasep and Cofins taxes	–365,876	–294,901	24.1%
	4,547,303	3,693,227	23.1%

The consolidated expense on electricity bought for resale in 2Q25 was R$ 4.57 billion, an increase of +23.1% (R$ 854.1 million) from 2Q24 This mainly reflects several factors:

▪	Costs of energy acquired in the Free Market (the largest item in energy costs), at R$ 1,656.8 million, were R$ 386.8 million (+30.5%) higher than in 2Q24, due to needs for higher purchases to meet the higher volume sold by the Trading activity, and to cover contractual agreements.
▪	The cost of energy acquired in the spot market was R$ 356.5 million, or 268.3%, higher than in 2Q24. This increase was mainly caused by the increase in the spot price (PLD) in the Southeast/Center-West submarket, which was not compensated or offset by spot prices in the Northeast and North submarkets, with an average difference between submarkets of more than R$ 60 per MW. The Company buys energy in the Northeast and North and its sales are mostly concentrated in the Southeast and Center-West, generating an exposure to the difference between spot prices between these sub-markets – with negative effect on profit of the Trading activity. In distribution, the negative effect of this exposure is mitigated by the CVA (‘Account Compensating for Variations in ‘Portion A’ items’) – which provides compensation in the next Annual Tariff Adjustment. In addition, the lower GSF in the quarter (0.95 in 2Q25 and 0.99 in 2Q24) caused a higher need for purchase of energy.
▪	The cost of distributed generation was R$ 148.1 million (+21.2%) higher, reflecting an increase in the tariff for buying DG, and a 20.8% increase in the amount of energy injected into the system – totaling 1,797 GWh in 2Q25 – in turn caused by the rapid expansion of the number of DG facilities connected (they expanded from 273,000 in June 2024 to 336,000 in June 2025).

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

21

	2Q25	2Q24	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,057,434	1,045,713	1.1%
Distributed generation	846,075	697,973	21.2%
Spot supply – (CCEE power exchange)	333,854	121,879	173.9%
Supply from Itaipu Binacional	322,822	304,286	6.1%
Physical guarantee quota contracts	205,235	218,530	–6.1%
Individual (‘bilateral’) contracts	132,433	122,958	7.7%
Proinfa	134,838	116,081	16.2%
Quotas for Angra I and II nuclear plants	83,446	94,393	–11.6%
Credits of PIS, Pasep and Cofins taxes	–198,698	–177,062	12.2%
	2,917,439	2,544,751	14.6%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 2Q25 were R$ 776.7 million, 4.9% lower than in 2Q24.

In the distribution business this is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 2Q25 was R$ 485.1 million, or 4.7% less than in 2Q24 – mainly reflecting lower volume acquired to meet the demand of the regulated market.

Outsourced services

Expenditure on outsourced services was 3.8% (R$ 19.3 million) higher than in 2Q24, with the following increases as the main factors: tree pruning, R$ 5.2 million (25.3%) higher; outsourced labor, R$ 5.2 million (42.7%) higher; and costs of disconnecting and reconnecting consumers’ supply R$ 2.9 million (18.7%) higher.

Client default provision

The expense on provisions for losses due to client default in 2Q25 was R$ 3.1 million, or R$ 74.2 million less than in 2Q24.This (i) reflects the Company’s actions in combating default, and (ii) results from the revision, in 3Q24 (with positive effect in the subsequent 12 months), of the criteria for accounting overdue client receivables (increasing the threshold for posting a 100% loss from 24 to 36 months, to give a more faithful estimate of the actual market practice in client payment of past due receivables).

Provisions

New provisions of R$ 113.6 million were posted in 2Q25. This compares with a R$ 454.2 million reversal of provisions in 2Q24. The main component in that amount was a reversal of R$ 584.3 million, in 2024, for a first instance court decision in relation to Social Security Contributions.

People

Expenditure on personnel was R$ 388.4 million in 2Q25, 6.8% less than in 2Q24. This reflects lower expense on the voluntary dismissal program in 2Q25, at R$ 25.4 million, compared to R$ 78.1 million in 2Q24. Excluding this effect, other main factors in the comparison were: (i) the 4.6% salary increase under the Collective Work Agreement of November 2024; and (ii) also, a lower transfer of personnel costs to investment in 2Q25.

22

Finance income and expenses

	2Q25	2Q24	Change %
(R$ ’000)
Finance income	302,444	725,474	–58.3%
Finance expenses	–565,404	–607,355	–6.9%
Net finance income (expenses)	–262,960	118,119	–322.6%

For 2Q25 the Company posted consolidated net financial expenses of R$ 263.0 million, compared to net financial revenue of R$ 118.1 million in 2Q24. Main factors:

▪	Borrowing costs, and monetary updating of debentures, were a total of R$ 151.5 million higher, reflecting growth of approximately 30% in gross debt, and the increase in the Selic basic interest rate.
▪	In 2Q24 there was a R$ 410.6 million write-down of liabilities posted as “Repayable to consumers”, with counterpart in Finance income – since the amount estimated by Cemig D for updating of the liability was higher than the amount calculated by using the criteria used by Aneel. In 2Q25, financial revenue of R$ 4.3 million was recognized for updating of credits due to the Company.
▪	Also in 2Q24 there was a financial expense of R$ 214.5 million, from the effect on US dollar-denominated debt of 11.26% appreciation of the US dollar against the Real. There was no such effect in 2Q25, since the debt in US dollars was settled in full in December 2024.

23

Gain (loss) in non-consolidated investees (Equity income)

	2Q25	2Q24	Change R$ ’000
EQUITY INCOME (Gain/loss in non-consolidated investees)
Taesa	106,958	51,707	55,251
Paracambi	4,527	4,398	129
Cemig Sim (Equity interests)	3,920	3,534	386
Guanhães Energia	2,182	3,823	–1,641
Hidrelétrica Cachoeirão	1,677	832	845
Hidrelétrica Pipoca	180	6,316	–6,136
Belo Monte (Aliança Norte and Amazônia Energia)	–42,026	–27,178	–14,848
Itaocara	-	–4,721	4,721
Total	77,418	38,711	38,707

Equity income grew by R$ 38.7 million in 2Q25 compared to 2Q24. The main effects were (i) a stronger result in Taesa, and (ii) a weaker result in Belo Monte, due to higher finance expense (as a result of the higher TJLP (long-term interest rate) in 2Q25) and an increase in operating costs, which were impacted by an onerous contract related to the difference between the volumes of energy contracted for purchase and sale in future electricity transactions.

24

CONSOLIDATED EBITDA (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity, nor the capacity for payment of debt. The Company adjusts its Ebitda (calculated in accordance with CVM Instruction 156/2022) to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

2Q25 Consolidated Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	449,724	-2,841	6,481	550,550	150,820	33,547	1,188,281
Income tax and Social Contr. tax	31,781	-36,693	-3,961	147,391	71,765	-20,474	189,809
Net finance income (expenses)	-15,614	3,207	-4,121	257,444	-4,533	26,577	262,960
Depreciation and amortization	78,044	4,652	3	254,372	25,438	5,884	368,393
Ebitda per CVM Resolution 156	543,935	-31,675	-1,598	1,209,757	243,490	45,534	2,009,443
Net profit attributed to	-	-	-	-	-648	-	-648
non-controlling stockholders
Remeasurement of	-2,302	-1,422	-326	-16,163	-	-948	-21,161
post-employment liabilities
RBSE (national grid) – remeasurement	-	198,895	-	-	-	-	198,895
Voluntary severance program	1,920	1,187	272	20,812	-	1,200	25,391
Adjusted Ebitda	543,553	166,985	-1,652	1,214,406	242,842	45,786	2,211,920

2Q24 Consolidated Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	315,039	108,947	101,008	1,060,437	137,823	-34,668	1,688,586
Income tax and Social Contribution tax	58,300	27,512	–576	350,163	62,904	–35,966	462,337
Net finance income (expenses)	75,996	41,764	–6,921	–305,459	11,937	64,564	–118,119
Depreciation and amortization	83,670	–60	4	224,113	24,085	5,967	337,779
Ebitda per CVM Resolution 156	533,005	178,163	93,515	1,329,254	236,749	–103	2,370,583
Net profit attributed to non–controlling stockholders	–	–	–	–	–593	–	–593
Provision for civil claims – PPAs	–	–	52,647	–	–	–	52,647
Reversal of tax provisions – Social security contributions on profit sharing	–30,503	–32,967	–5,049	–513,331	–	–2,500	–584,350
Voluntary severance program	9,312	10,064	1,541	56,468	–	763	78,148
Adjusted Ebitda	511,814	155,260	142,654	872,391	236,156	–1,840	1,916,435

25

Ebitda of Cemig D

	2Q25	2Q24	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	550,554	1,060,436	-48.1
Income tax and Social Contribution tax	147,390	350,163	-57.9
Net finance income (expense)	257,443	-305,458	-184.3
Amortization	254,373	224,113	13.5
Ebitda per CVM Resolution 156	1,209,760	1,329,254	-9.0
Voluntary severance program	20,812	56,468	-63.1
Reversal of tax provisions – social security contributions on profit sharing	-	-513,331	-
Remeasurement of post–employment liabilities	-16,163	-	-
Adjusted Ebitda	1,214,409	872,391	39.2
New replacement value (VNR)	26,618	22,258	19.6
Adjusted Ebitda less VNR	1,187,791	850,133	39.7

Cemig D posted 2Q25 Ebitda of R$ 1,209.8 million, 9.0% lower than in 2Q24. Adjusted Ebitda, at R$ 1,214.4 million, was 39.2% higher than in 2Q24.

Effects on Ebitda in this YoY comparison:

▪	The annual Tariff Adjustment, in force from May 28, 2025, provided a positive effect, as also did the change made by Aneel to its method of measuring non-technical losses – in which Aneel widened the scope of the calculation to include Distributed Generation, which increases effective loss coverage
▪	The provision for client default in 2Q25, including expected loss on other receivables, was R$ 48.3 million lower than in 2Q24.
▪	A net gain of R$ 374.9 million was recognized, for an adjustment related to the difference between amounts forecast and realized in the last tariff cycle, especially in the discounts applied to incentive-bearing generation sources and Distributed Generation.
▪	Restatement of post-employment liabilities, with a positive effect of R$ 16.2 million on Ebitda, due to migration of 557 employees to the Premium Health Plan (which creates no post-employment obligation for the Company) during the window reopened for joining in April.
▪	New Replacement Value (VNR) of R$ 26.6 million in 2Q25, vs. R$ 22.3 million in 2Q24.
▪	Total energy distributed (excluding DG) was 3.3% lower than in 2Q24 (comprising 6.4% less in the captive market, and 0.3% less in the Free Market), mainly due to migration to DG in general, and in particular migration of two large-scale clients to the Free Market. If we include distributed-generation offsets, total energy distributed was 1.0% less than in 2Q24.
▪	Expense on the voluntary severance program was R$ 20.8 million in 2Q25 and R$ 56.5 million in 2Q24.
▪	The net expense on deactivation and disposal of assets was R$ 52.0 million higher than in 2Q24.
▪	In 2Q24 there was a R$ 513.3 million reversal of provisions for a first instance judgment in favor of the Company in a case related to Social Security Contributions.

26

Cemig GT – Ebitda

Cemig GT: 2Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	460,115	-6,031	-55,415	-56,549	342,120
Income tax and Social Contribution tax	32,081	-37,895	-16,295	3,971	-18,138
Net finance income (expenses)	-15,696	3,619	-4,081	14,204	-1,954
Depreciation and amortization	76,419	5852	3	-	82,274
Ebitda per CVM Resolution 156	552,919	-34,455	-75,788	-38,374	404,302
Voluntary severance program	1,920	1,187	272	366	3,745
RBSE (national grid) – remeasurement	-	198,895	-	-	198,895
Remeasurement of post-employment liabilities	-2,302	-1,422	-326	-438	-4,488
Adjusted Ebitda	552,537	164,205	-75,842	-38,446	602,454

Cemig GT: 2Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	313,025	107,131	–22,360	–69,873	327,923
Income tax and Social Contribution tax	58,299	26,616	–13,745	–31,713	39,457
Net finance income (expenses)	75,996	41,890	–6,921	79,395	190,360
Depreciation and amortization	83,669	–	4	–	83,673
Ebitda per CVM Resolution 156	530,989	175,637	–43,022	–22,191	641,413
Reversal of tax provisions – Social security contributions on profit sharing	–30,503	–32,967	–5,049	–2,500	–71,019
Voluntary severance program	6,643	7,178	1,099	544	15,464
Provision for civil action on an energy sale	22,612	24,439	3,743	1,853	52,647
Adjusted Ebitda	529,741	174,287	–43,229	–22,294	638,505

2Q25 Adjusted Ebitda of Cemig GT was R$ 404.3 million, 37.0% lower than in 2Q24. Adjusted Ebitda was 5.6% lower. Effects on Ebitda in this YoY comparison:

▪	Negative impact in the Trading activity due to exposure to differences in spot prices between submarkets (averaging more than R$ 60/MWh in 2Q25). This reflects that a significant part of the energy purchase is in the Northeast, while much of the sales are in other submarkets.
▪	Recognition of a reduction of R$ 198.9 million in the value of contractual assets, net of PIS, Pasep and Cofins taxes, resulting from remeasurement of the financial component of assets in the national grid, under the changes made by Aneel Ratifying Resolution 3469/2025.
▪	Equity income (gain/loss in non–consolidated investees) R$ 16.9 million weaker, led by a weaker result in Belo Monte result, due to higher finance expenses caused by the increase in the TJLP (long-term) interest rate in 2Q25.
▪	A lower GSF in the quarter (0.95 in 2Q25, vs. 0.99 in 2Q24) caused a greater need for purchase of energy.
▪	The expense on the voluntary severance program in 2Q25, at R$ 3.7 million, was lower than in 2Q24 (R$ 15.5 million).
▪	Migration of employees to the Premium Heath Plan (which causes no post-employment obligation for the Company) caused a positive effect of R$ 4.5 million in Ebitda.

27

▪	Excluding spot sales in the CCEE (wholesale Energy Exchange), the volume of energy sold was 31% more than in 2Q24.

Investments

Capex in the first half of 2025 totaled R$ 2.75 billion, 12.6% more than in 1H24. Realized investment in 2Q25 totaled R$ 1.54 billion.

Highlights in 1H25 were: Investment of R$ 2.16 billion by Cemig D (Distribution), (i) connecting more than 82,000 new clients, (ii) energizing 9 substations, (iii) installing more than 49,000 smarts, and (iv) adding 2,600 km of medium and low voltage networks; in Transmission, investment of R$ 173 million in strengthening and enhancement of the power line network; in solar Distributed Generation, addition of 21 MWac of installed capacity – and construction of 100 km of gas pipelines by Gasmig.

Execution of the largest investment program in Cemig’s history will modernize its electricity system, ensuring reliability, in line with its strategic plan of focusing on Minas Gerais and on its core businesses, and providing ever-improving service to the client. Investment totaling R$ 39.20 billion is planned for the period 2025–29, of which R$ 6.35 billion is being invested in 2025.

28

Debt

CONSOLIDATED (R$ ’000)	Jun. 2025	2024	Change, %
Gross debt	15,263,937	12,279,300	24.3%
Cash and equivalents + Securities	3,035,296	2,390,743	27.0%
Net debt	12,228,641	9,888,557	23.7%

CEMIG GT – R$ ’000	Jun. 2025	2024	Change, %
Gross debt	1,689,097	1,031,924	63.7%
Cash and equivalents + Securities	631,018	542,566	16.3%
Net debt	1,058,079	489,358	116.2%

CEMIG D (R$ ’000)	Jun. 2025	2024	Change, %
Gross debt	12,333,041	10,037,621	22.9%
Cash and equivalents + Securities	1,692,384	1,114,866	51.8%
Net debt	10,640,657	8,922,755	19.3%

In 2Q25, Cemig D concluded its 13th debenture issue, for R$ 1.89 billion, in two series:

Series	Quantity	Value in R ’000	Rate	Maturity	Amortization
1st	1,143,000	R$ 1,143,000	CDI + 0.64% p.a.	1,831 days	48th and 60th months
2nd	752,000	R$ 752,000	CDI + 0.80% p.a.	2,562 days	72nd and 84th months

Also in 2Q25, Cemig D amortized R$ 2.05 billion of its 7th and 9th debenture issues.

29

2Q25
DEBT AMORTIZED – R$ ’000
Cemig GT	–
Cemig D	2,368,868
Others	–
Total	2,368,868

30

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest ever. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody’s again upgraded its rating for Cemig, by one notch. In May 2024, Moody’s raised its rating to AA+. In October Fitch raised its rating to AAA, the highest of all ratings on the Brazilian scale, recognizing: (i) consistent results and cash generation, (ii) a diversified asset base, and (iii) discipline in capital allocation. More details in this table:

31

ESG – Report on performance

Cemig fulfills its public commitments related to sustainability by implementing strategic initiatives, monitored through corporate indicators and goals. These commitments are subdivided into several pillars: (i) The energy transition; (ii) The environment; (iii) Local development; (iv) Our people; and (v) Solid governance.

Cemig highlights

▪	Digitalization of service channels

80% of customer service encounters between Cemig and its clients now take place via digital channels – a significant advance in modernizing processes and the efficiency of our corporate governance. This digital transformation helps increase transparency, reduce operational costs and improve clients’ experience.

Environment

▪	Combating fire and protecting the power grid.

In 2024, Cemig suffered 1,240 fire-caused events, affecting around 1.5 million people in Minas Gerais. To reduce the risk of outages, in 2025 the Company announced preventive actions and a robust budget for tree pruning and power grid maintenance.

▪	Investments in preventive maintenance

The Company is investing R$ 360 million in preventive maintenance in 2025, focusing on modernization of substations, strengthening of networks and actions against extreme weather events. More than 3.6 tons of telecommunication cables improperly installed on electricity poles were also removed, contributing to safety, visual quality and proper functioning of electricity infrastructure.

Social

Expansion of the Social Electricity Tariff

▪	Cemig now serves more than 1.5 million families charged at the Social electricity rate (Tarifa Social de Energia Elétrica – TSEE), which offers up to 65% discount on the client's electricity bill. The Company has intensified communication actions to expand access to the program. In this quarter alone, 93,000 clients in the Zona da Mata region were included in the benefit.

32

Energy efficiency in hospitals and healthcare centers

▪	A total of R$ 1.1 million has been invested in modernizing the lighting of 137 health units in Belo Horizonte, with replacement of existing lamps by more efficient models. This reduces energy consumption, while improving working conditions for healthcare professionals.
▪	R$ 493,000 was allocated to replacing an autoclave at the Eliane Martins Municipal Hospital in Ipatinga. The new technology makes sterilization faster and safer, with an average saving of 52.57 MWh per year.
▪	Solar generation was installed at the Nossa Senhora dos Anjos Hospital in Itambacuri, to reduce costs.

Menstrual Dignity campaign; Volunteering

▪	Expanding its commitment to gender equity and social inclusion, the Cemig Volunteering Program organized a campaign to collect menstrual hygiene items, for free distribution, promoting citizenship and awareness about menstruation, combating any associated stigma, and improving health for people in situations of vulnerability.

Cemig present in the leading sustainability indices

33

Indicators

Indicators	1Q25	2Q25
Climate change and renewable energy		
% of generation from renewable sources	100%	100%
Consumption of electricity per employee (MWh)	2.08	1.81
Consumption of renewable fuels (GJ)	5,348	7,812
Consumption of non-renewable fuels (GJ)	27,836	23,602
Energy losses in the national grid (Cemig GT)(%)	2.53%	2.64%
I–REC (renewable-source) certificates sold	633,307	340,652
Cemig renewable-source RECs sold	210	611,189
Number of smart meters installed	13,948	35,171
Environmental impact and protection		
Cemig total reforestation, hectares	83.52	0
Percentage of waste allocated for reuse	96.31%	0.96
Water resources		
Water consumption (m^3)	47,016.4	19,124.4
Surface Water Monitoring Management Indicator (%)	100%	100%
Sustainable social development		
Allocated to the Children's and Adolescents' Fund (FIA) (R$)	820,320	475,810
Allocated to the Fund for the Aged (R$)	820,320	475,810
Allocated via the Sports Incentive Law (R$)	8,558,615	951,621
Allocated to culture (R$)	25,062,783	44,276,366
Number of homes connected via the *Energia Legal* Program	6,276	
Health and safety		
Accident frequency rate (employees + outsourced)	2.63%	3.12%
Number of fatal or non-fatal accidents with the population	16	33
Transparency		
% of shares held by members of Boards	0	0
Number of independent Board members	8	8
Ethics and Integrity		
Total accusations received	344	376
Total completed cases ruled valid or partially valid	16	20
Number of clients, consumers and employees suffering significant damage from violations related to Privacy and Personal Data Protection	0	0
Diversity and equity		
Total of Cemig's own employees	5,120	5,285
White employees, %	54.4%	53.3%
Black employees,%	41.4%	42.6%
Asian-origin employees, %	0.6%	0.6%
Indigenous employees, %	0.1%	0.1%
Employees not declaring race, %	3.6%	3.5%
Women in Cemig workforce, %	14.0%	13.8%
Women in leadership positions: %	20.0%	21.3%
African-Brazilians in leadership positions, %	16.6%	16.3%
Employees below age 30, %	8.0%	8.4%
Employees aged 30 to 50, %	60.9%	60.4%
Employees over 50, %	31.1%	31.3%

34

Performance of Cemig’s shares

Security	Jun. 30, 2025	Dec. 31, 2024	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	10.8	10.06	7.39%
CMIG3 (ON) at the close (R$/share)	15.28	13.63	12.07%
CIG (ADR for PN shares), at close (US$/share)	1.96	1.65	19.15%
CIG.C (ADR for ON shares) at close (US$/share)	2.76	2.32	18.93%
XCMIG (Cemig PN shares on Latibex), close (€/share)	1.66	1.71	–2.92%
Average daily trading
CMIG4 (PN) (R$ mn)	143.02	143.11	–0.06%
CMIG3 (ON) (R$ mn)	4.18	3.75	11.58%
CIG (ADR for PN shares) (US$ mn)	5.7	4.32	31.97%
CIG.C (ADR for ON shares) (US$ mn)	0.01	0.03	–66.40%
Indices
IEE	101,295	77,455	30.78%
IBOV	138,855	120,283	15.44%
DJIA	9,554	8,974	6.47%
Indicators
Market valuation at end of period, R$ mn	35,176	35,149	0.08%
Enterprise value (EV), R$ mn (1)	45,724	42,668	7.16%
Dividend yield of CMIG4 (PN) (%) (3)	17.72	11.96	5.76 pp
Dividend yield of CMIG3 (ON) (%) (3)	12.53	9.08	3.45 pp
(1) EV = (Market valuation [= R$/share x number of shares]) + (consolidated Net debt).
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of the period).

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the fourth most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market. On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1H25 was US$ 695.92 million: we see this as reflecting recognition by the investor market and reaffirmation of Cemig as a global investment option. The benchmark Ibovespa index of the São Paulo Stock Exchange rose 19.15% in the period, while Cemig’s preferred shares rose 7.39% and its 12.07%. In New York the ADRs for Cemig’s preferred shares rose 19.15% in the same period, and the price of the common shares rose 18.93%.

35

Plant

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of the concession	Type	Cemig stake

Emborcação	Cemig GT	1,192	475	May 2027	Hydro plant	100.00%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydro plant	100.00%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydro plant	100.00%
Irapé	Cemig GT	399	198	Sep. 2037	Hydro plant	100.00%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydro plant	100.00%
Sá Carvalho	Sá Carvalho	78	54	Aug. 2026	Hydro plant	100.00%
Rosal	Rosal Energia	55	28	Dec. 2035	Hydro plant	100.00%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydro plant	100.00%
Boa Esperança	Cemig GT	85	25	Aug. 2057	Solar plant	100.00%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydro plant	100.00%
Três Marias Jusante	Cemig GT	70	20	Feb. 2058	Solar plant	100.00%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind plant	100.00%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro Plant	100.00%
Pai Joaquim	Cemig PCH	23	14	Oct. 2034	Small Hydro Plant	100.00%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro plant	100.00%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.00%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro plant	100.00%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro plant	100.00%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydro plant	100.00%
Tronqueiras	Cemig Ger. Leste	9	3	Dec. 2046	Hydro plant	100.00%
Queimado	Cemig GT	87	53	July 2034	Hydro plant	82.50%
Belo Monte	Norte	1,313	534	Jul. 2046	Hydro plant	11.69%
Paracambi	Paracambi Energética	12	10	Jan. 2034	Small Hydro Plant	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Jan. 2046	Small Hydro Plant	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro Plant	49.00%
Others		76	37
Subtotal		4,678	2,146
Cemig Sim	Equity interests	22.6	5.5		Solar plant	49.00%
Cemig Sim	Owned	48.3	13.1		Solar plant	100.00%
Total		4,749	2,165

Note: The physical guarantees of the Boa Esperança and Jusante plants are the values certified by a certifying company, but they have not been approved by Aneel. For the plants of Cemig Sim, the installed capacity is given in MWac, and the physical guarantee has been estimated in the table as being equal to the estimated generation.

There are more details of Cemig Sim's expansion projects on the next page.

36

Expansion of solar generation

Project	Company	Installed capacity (MWac)	Capacity (MWp)	Expected generation (MWaverage)	Planned operational start date
Ouro Solar Project	Cemig Sim	22.5	31.9	6.2	Aug. 2025 – Apr. 2026
Bloco Azul project	Cemig Sim	20.0	28.3	4.9	Aug. 2025 – Apr. 2026
Solar do Cerrado Project	Cemig Sim	50.0	70.0	10.5	Sep. 2025 – May 2026
Total		92.5	130.3	21.6

RAP: July 2025–June 2026 cycle

The values of RAP for the 2025–2026 cycle came into effect in July 2025, incorporating the effects for Cemig of the remeasurement of the RBSE (national grid) financial component, as defined by Aneel.

ANEEL RATIFYING RESOLUTION (ReH) 3381/2025 (2025–2026 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,245,408	60,207	1,305,615
Cemig GT	1,164,296	62,435	1,226,731	Dec. 2042
Cemig Itajubá	52,484	-1,061	51,423	Oct. 2030
Centroeste	16,078	-1,017	15,061	Mar. 2035
Sete Lagoas	12,550	-150	12,401	Jun. 2041
Taesa (Cemig stake: 21.68%)	861,718	-35,288	826,430
TOTAL RAP			2,132,045

RBSE* COMPENSATION at June 2025 prices (excluding sector charges)
R$ ’000 – by cycle	2025-2026	2026-2027	2027-2028	2028-2029	2029-2033
Economic	112,434	112,434	112,434	35,253	35,253
Financial	298,669	298,669	298,669
Total	411,102	411,102	411,102	35,253	35,253
** The figures for indemnity/reimbursement of National Grid components are included in the RAP of Cemig (first table).

Cemig currently has state environmental (REA) approval for large-scale strengthening and enhancement works, with total capex of R$ 1,088 million, and for investments of R$ 231 million related to Lot 1 of Auction 02/2022 (with completion of works planned for 2028).

Planned operational start date	Capex (R$ ’000)	RAP (R$ ’000)
2025	390,903	62,491
2026	228,929	36,908
2027	442,238	73,472
2028	256,885	23,587
Total	1,318,956	196,458

37

Transmission Regulatory Revenue and EBITDA

Transmission Regulatory Result - 2Q25
R$ ’000	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from Transmission operations	429,656	6,500	2,947	439,103
Taxes on revenue	-37,962	-237	-273	-38,472
Sector charges	-60,542	-271	-115	-60,928
Net Regulatory Revenue	331,152	5,992	2,559	339,703

Regulatory Profit for the period	266,338	4,744	1,312	272,394
Income tax and Social Contribution tax	-62,794	301	490	-62,003
Net finance income (expenses)	-876	-306	-370	-1,552
Depreciation and amortization	55,769	373	609	56,751
Regulatory EBITDA	258,437	5,112	2,041	265,590

38

Complementary information

Cemig D

CEMIG D Market
Quarter	Captive	TUSD ENERGY[1]	DISTRIBUTED ENERGY	TUSD PICK[2]
	Consumers
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4
3Q24	5,821	6,557	12,378	43.6
4Q24	5,812	6,505	12,317	42.5
1Q25	5,547	6,448	11,996	45.3
2Q25	5,543	6,283	11,826	45.9

Cemig D	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Revenues (R$ million)				2Q/1Q	2Q/2Q
Revenue from supply of energy	6,090	5,886	5,882	3.5%	3.5%
Reimbursement of PIS/Pasep and Cofins credits to customers	-	-	190	-	-
Revenue from Use of Distribution Systems (the TUSD charge)	1,424	1,440	1,261	-1.1%	12.9%
CVA and Other financial components in tariff adjustment	70	126	-57	-44.4%	-222.8%
Construction revenue	1,232	1,047	1,079	17.7%	14.2%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (VNR)	27	53	22	-49.1%	22.7%
Others	1,189	594	673	100.2%	76.7%
Subtotal	10,032	9,146	9,050	9.7%	10.9%
Deductions	-2,762	-2,643	-2,723	4.5%	1.4%
Net Revenues	7,270	6,503	6,327	11.8%	14.9%

39

Cemig D	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Expenses (R$ million)				2Q/1Q	2Q/2Q
Personnel	265	233	283	13.7%	-6.4%
Employees' and managers' profit sharing	26	26	29	0.0%	-10.3%
Post-retirement obligations	71	65	64	9.2%	10.9%
Materials	17	32	26	-46.9%	-34.6%
Outsourced services	433	433	425	0.0%	1.9%
Amortization	254	248	224	2.4%	13.4%
Operating provisions	118	163	-380	-27.6%	-131.1%
Charges for Use of Basic Transmission Network	855	838	850	2.0%	0.6%
Energy purchased for resale	2,917	2,770	2,545	5.3%	14.6%
Construction Cost	1,232	1,047	1,079	17.7%	14.2%
Other Expenses	126	77	77	63.6%	63.6%
Total	6,314	5,932	5,222	6.4%	20.9%

Cemig D	2Q25	1Q25	2Q24	Var. %	Var. %
Statement of Results (R$ million)				2Q/1Q	2Q/2Q
Net Revenue	7,270	6,503	6,327	11.8%	14.9%
Operating Expenses	6,314	5,932	5,222	6.4%	20.9%
Operational profit	956	571	1,105	67.4%	-13.5%
EBITDA	1,210	819	1,329	47.7%	-9.0%
Financial Result	-257	-202	306	27.2%	-184.0%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-147	-58	-350	153.4%	-58.0%
Net Income	551	311	1,060	77.2%	-48.0%

40

Cemig GT

Cemig GT	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Revenues (R$ million)				2Q/1Q	2Q/2Q
Sales to end consumers	892	870	777	2.5%	14.8%
Supply	555	537	409	3.4%	35.7%
Revenues from Trans. Network	134	146	177	-8.2%	-24.3%
Construction revenue	179	66	100	171.2%	79.0%
Financial remuneration of transmission contractual assets	150	219	136	-31.5%	10.3%
Gain on monetary updating of Concession Grant Fee	119	138	107	-13.8%	11.2%
Transactions in the CCEE	2	21	2	-90.5%	0.0%
Generation indemnity revenue	31	27	21	14.8%	47.6%
Others	48	60	33	-20.0%	45.5%
Subtotal	2,110	2,084	1,762	1.2%	19.8%
Deductions	-358	-381	-345	-6.0%	3.8%
Net Revenues	1,752	1,703	1,417	2.9%	23.6%

Cemig GT	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Expenses (R$ million)				2Q/1Q	2Q/2Q
Personnel	90	80	99	12.5%	-9.1%
Employees' and managers' profit sharing	10	9	11	11.1%	-9.1%
Post-retirement obligations	22	21	20	4.8%	10.0%
Materials	9	6	6	50.0%	50.0%
Outsourced services	61	58	62	5.2%	-1.6%
Depreciation and Amortization	82	84	84	-2.4%	-2.4%
Provisions	14	18	0	-22.2%	-
Charges for Use of Basic Transmission Network	75	74	73	1.4%	2.7%
Energy purchased for resale	697	586	390	18.9%	78.7%
Construction Cost	139	53	73	162.3%	90.4%
RBSE (national grid) remeasurement	199	0	-	-	-
Other Expenses	0	11	26	-100.0%	-100.0%
Total	1,398	1,000	844	39.8%	65.6%

41

Cemig GT	2Q25	1Q25	2Q24	chg. %	chg. %
Statement of Results (R$ million)				2Q/1Q	2Q/2Q
Net Revenue	1,752	1,703	1,417	2.9%	23.6%
Operating Expenses	1,398	1,000	844	39.8%	65.6%
Operational profit	354	703	573	-49.6%	-38.2%
Equity gain in subsidiaries	-33	-38	-16	-13.2%	106.3%
EBITDA	404	749	641	-46.1%	-37.0%
Financial Result	2	-16	-190	-112.5%	-101.1%
Provision for Income Taxes, Social Cont & Deferred Income Tax	18	-108	-40	0.0%	-145.0%
Net Income	342	541	328	-36.8%	4.3%

Cemig, Consolidated

Energy Sales	2Q25	1Q25	2Q24	chg. %	chg. %
(in GWh)				2Q/1Q	2Q/2Q
Residential	3,668	3,838	3,553	-4.4%	3.2%
Industrial	4,677	4,311	4,440	8.5%	5.3%
Commercial	3,141	3,063	3,009	2.5%	4.4%
Rural	984	739	928	33.2%	6.0%
Others	679	795	749	-14.6%	-9.3%
Subtotal	13,149	12,746	12,679	3.2%	3.7%
Own Consumption	6	7	8	-14.3%	-25.0%
Wholesale supply	5,043	4,826	3,953	4.5%	27.6%
TOTAL	18,198	17,579	16,640	3.5%	9.4%

Revenue from supply of electricity	2Q25	1Q25	2Q24	chg. %	chg. %
(R$ million)				2Q/1Q	2Q/2Q
Residential	3,374	3,423	3,067	-1.4%	10.0%
Industrial	1,278	1,204	1,327	6.1%	-3.7%
Commercial	1,650	1,647	1,610	0.2%	2.5%
Rural	643	517	600	24.4%	7.2%
Others	516	506	538	2.0%	-4.1%
Subtotal	7,461	7,297	7,142	2.2%	4.5%
Retail supply not yet invoiced	78	-32	68	-	14.7%
Wholesale supply	1,147	1109	934	3.4%	22.8%
TOTAL	8,686	8,374	8,144	3.7%	6.7%

42

Cemig	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Revenues (R$ million)				2Q/1Q	2Q/2Q
Sales to end consumers	7,539	7,265	7,210	3.8%	4.6%
Wholesale supply	1,148	1,110	934	3.4%	22.9%
TUSD	1,414	1,429	1,252	-1.0%	12.9%
CVA and Other financial components in tariff adjustment	70	126	-57	-	-222.8%
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	-	0	190	0.0%	-100.0%
Transmission revenue	114	60	80	90.0%	42.5%
Financial remuneration of transmission contract	30	173	134	-82.7%	-77.6%
Transactions in the CCEE	40	22	14	81.8%	185.7%
Gas supply	965	921	972	4.8%	-0.7%
Construction revenue	1,503	1,215	1,259	23.7%	19.4%
Others	1,454	894	876	62.6%	66.0%
Subtotal	14,277	13,215	12,864	8.0%	11.0%
Taxes and charges deductions from revenue	-3,491	-3,371	-3,428	3.6%	1.8%
Net Revenues	10,786	9,844	9,436	9.6%	14.3%

Cemig	2Q25	1Q25	2Q24	chg. %	chg. %
Operating Expenses (R$ million)				2Q/1Q	2Q/2Q
Personnel	388	346	417	12.1%	-7.0%
Employees’ and managers’ profit sharing	46	43	43	7.0%	7.0%
Post-Retirement Employee Benefits	109	102	98	6.9%	11.2%
Materials	27	39	34	-30.8%	-20.6%
Outsourced services	527	515	508	2.3%	3.7%
Energy purchased for resale	4,547	4,267	3,693	6.6%	23.1%
Charges for use of the national grid	777	767	817	1.3%	-4.9%
Gas bought for resale	485	489	509	-0.8%	-4.7%
Depreciation and Amortization	368	364	338	1.1%	8.9%
Provisions	147	197	-348	-25.4%	-142.2%
Construction costs	1,463	1,202	1,227	21.7%	19.2%
RBSE (national grid) remeasurement	199	-	0
Other Expenses	140	92	106	52.2%	32.1%
Total	9,223	8,423	7,442	9.5%	23.9%

43

Cemig	2Q25	1Q25	2Q24	chg. %	chg. %
Finance Income and Expenses (R$ million)				2Q/1Q	2Q/2Q
FINANCE INCOME
Income from cash investments	202	84	117	140.5%	72.6%
Arrears fees on sale of energy	81	74	74	9.5%	9.5%
Monetary variations	12	12	8	0.0%	50.0%
Monetary variations – CVA	13	18	0	-27.8%	0.0%
Monetary updating on Court escrow deposits	20	21	15	-4.8%	33.3%
Pasep and Cofins charged on finance income	-72	-53	-49	35.8%	46.9%
Gains on financial instruments - Swap	0	0	70	0.0%	-100.0%
Monetary updating on PIS/Pasep and Cofins taxes credits	4	0	406	0.0%	-99.0%
Others	42	38	84	10.5%	-50.0%
	302	194	725	55.7%	-58.3%

FINANCE EXPENSES
Costs of loans and financings	383	260	241	47.3%	58.9%
Foreign exchange variations	-	0	214	0.0%	-100.0%
Monetary updating – loans and financings	62	125	53	-50.4%	17.0%
Foreign exchange variations - Itaipu Binacional	-	0	9	0.0%	-100.0%
Monetary updating on PIS/Pasep and Cofins taxes credits	-	13	-	0.0%	0.0%
Estimated update of distributed generation credits	75	0	38	0.0%	97.4%
Others	45	46	52	-2.2%	-13.5%
	565	444	607	27.3%	-6.9%

NET FINANCE INCOME (EXPENSES)	-263	-250	118	5.2%	-322.9%

Cemig	2Q25	1Q25	2Q24	chg. %	chg. %
Statement of Results (R$ million)				2Q/1Q	2Q/2Q
Net Revenue	10,786	9,844	9,436	9.6%	14.3%
Operating Expenses	9,223	8,423	7,442	9.5%	23.9%
Operational profit	1,563	1,421	1,994	10.0%	-21.6%
Equity gain (loss) in subsidiaries	77	42	39	83.3%	97.4%
EBITDA	2,009	1,827	2,371	10.0%	-15.3%
Financial Result	-263	-250	118	5.2%	-322.9%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-190	-175	-462	8.6%	-58.9%
Net profit for the period	1,188	1,039	1,689	14.3%	-29.7%

44

Cemig
Recurring profit: reconciliation (R$ million)	2Q25	2Q24
Net profit – IFRS	1,188	1,689
Remeasurement of post-employment liabilities	-14	-
RBSE (national grid) remeasurement	131	-
Voluntary retirement program	17	52
Reversal of tax provision – Social security contributions on profit sharing	-	-386
PIS/Cofins taxes repayable to consumers – Reversal	-	-271
Civil action provision – Power purchase agreement	-	35
Legal action on the PAT (Workers’ Food Program)	-	-80
FX exposure – Eurobond hedge	-	95
Recurring net profit	1,322	1,134

Cash Flow Statement	jun/25	jun/24
(R$ million)
Cash at beginning of period	1,898	1,537
Cash generated by operations	2,346	2,921
Net income	2,227	2,841
Depreciation and amortization	732	667
CVA and other financial components	-197	-19
Equity gain (loss) in subsidiaries	-120	-129
Remeasuring of concession financial and concession contract assets	-652	-685
Interest and monetary variations	622	418
Provisions	306	-174
Deferred income and social contribution taxes	365	811
Refund of PIS/Pasep and Cofins credits to consumers	-178	-513
Gain on disposal of investments	0	-43
Dividends receivable	108	213
Interest paid on loans and financings	-526	-442
Net gain on derivative instruments at fair value through profit or loss	-	-112
Foreign exchange variations on loans	-	273
Post-employment obligations	212	244
Others	-553	-429
Investment activity	-3,267	-2,790
Securities - Financial Investment	-746	-620
Reduction of share capital in investee	-	48
Disposal of assets	-	101
Fixed and Intangible assets/distribution and gas infrastructure	-2,521	-2,319
Financing activities	780	-104
Lease payments	-40	-36
Proceeds from Loans, financings and debentures	4,965	1,946
Interest on Equity, and dividends	-1,776	-1,438
Payments of loans and debentures	-2,369	-576
Cash at end of period	1,758	1,564

45

Cemig - Balance Sheets (Assets)	jun/25	2024
(R$ million)
CURRENT
Cash and cash equivalents	1,758	1,898
Marketable securities	1,221	358
Customers, traders, concession holders and Transport of energy	5,652	5,596
Concession financial assets	1,232	1,190
Concession contract assets	1,110	1,140
Tax offsetable	551	511
Income tax and Social Contribution tax recoverable	153	7
Dividends receivable	63	111
Public lighting contribution	327	296
Escrow deposits	45	235
Reimbursement of tariff subsidies	623	209
Other credits	820	625
Assets classified as held for sale	57	57
TOTAL CURRENT	13,612	12,233
NON-CURRENT
Securities	56	135
Consumers and traders	277	254
Tax offsetable	1,507	1,455
Income tax and Social Contribution tax recoverable	512	582
Deferred income tax and Social Contribution tax	2,348	2,334
Escrow deposits in legal actions	1,207	1,196
Reimbursement of tariff subsidies	16	-
Accounts receivable from the State of Minas Gerais	35	40
Financial assets of the concession	7,642	6,881
Contractual assets	11,244	10,327
Investments	3,275	3,221
Property, plant and equipment	3,910	3,715
Intangible assets	17,247	16,806
Leasing – rights of use	381	387
Other credits	142	161
TOTAL NON-CURRENT	49,799	47,494

TOTAL ASSETS	63,411	59,727

46

Cemig - Balance Sheets (Liabilities and Shareholders' Equity)	jun/25	2024
(R$ million)
CURRENT
Suppliers	3,080	2,952
Regulatory charges	463	344
Profit sharing	93	111
Taxes	749	725
Income tax and Social Contribution tax	159	163
Interest on Equity, and dividends, payable	2,866	3,611
Loans and debentures	2,747	2,877
Payroll and related charges	256	217
Public Lighting Contribution	497	475
Post-retirement liabilities	218	233
Accounts payable related to energy generated by consumers	1,641	1,251
Taxes to be reimbursed to customers	372	526
Leasing operations	86	79
Other obligations	446	582
TOTAL CURRENT	13,673	14,146

NON-CURRENT
Regulatory charges	128	172
Loans and debentures	12,517	9,403
Taxes	488	496
Income tax and Social Contribution tax	1,422	1,543
Provisions	1,960	1,853
Post-retirement liabilities	4,118	4,073
Taxes to be reimbursed to customers	159	166
Leasing operations	340	350
Other obligations	127	142
TOTAL NON-CURRENT	21,259	18,198
TOTAL LIABILITIES	34,932	32,344

TOTAL EQUITY
Share capital	14,309	14,309
Capital reserves	393	393
Profit reserves	13,576	13,576
Equity valuation adjustments	-899	-900
Retained earnings	1,094	-
NON-CONTROLLING INTERESTS	28,473	27,378
Non-Controlling Interests	6	5
TOTAL EQUITY	28,479	27,383
TOTAL LIABILITIES AND EQUITY	63,411	59,727

47

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives; and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM), and in the 20-F Form filed with the US Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated.

Financial data reflect the adoption of IFRS.

4.	Notice to Shareholders dated September 23, 2025 – Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.     Gross amount: R$604,737,000.00 (six hundred and four million, seven hundred and thirty-seven thousand reais)

2.     Gross amount per share: R$0.21139610230 per share, to be paid with the mandatory minimum dividend for 2025, with a 15% withholding income tax, excluding shareholders exempt from said withholding, under the law in force;

3.     Date “with rights”: common and preferred shareholders of record on September 29, 2025 will be entitled to the payment;

4.     Date “ex-rights”: September 30, 2025;

5.     Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2026, and the second by December 30, 2026;

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, September 23, 2025.

Cristiana Maria Fortini Pinto e Silva

Acting Vice President of Finance and Investor Relations

5.	Notice to the Market dated October 16, 2025 – Conclusion of the Onerous Transfer of Four Small Power Plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

Conclusion of the Onerous Transfer of Four Small Power Plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform their shareholders and the market in general that, further to the Notice to the Market disclosed on February 21, 2025, CEMIG GT and its wholly-owned subsidiaries CEMIG GERAÇÃO LESTE S.A., CEMIG GERAÇÃO OESTE S.A., CEMIG GERAÇÃO SUL S.A. have completed today the Onerous Transfer of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants to ÂMBAR HIDROENERGIA LTDA (“ÂMBAR HIDROENERGIA”), after all conditions precedent under the Onerous Transfer Agreement were fulfilled.

The amount received from the divestment was R$52.4 million.

This Onerous Transfer aims to comply with the guidelines of CEMIG’s Strategic Plan, which seeks to optimize the portfolio and operational efficiency, with better capital allocation through the divestment of small-sized assets.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, in accordance with the rules issued by the CVM and the legislation in force.

Belo Horizonte, October 16, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

6.	2Q Interim Financial Information

SUMMARY

FINANCIAL RESULT
INTERIM FINANCIAL INFORMATION	21
STATEMENTS OF FINANCIAL POSITION	21
STATEMENTS OF INCOME	23
STATEMENTS OF COMPREHENSIVE INCOME	25
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	26
STATEMENTS OF CASH FLOWS	27
STATEMENTS OF ADDED VALUE	29
NOTES TO THE INTERIM FINANCIAL INFORMATION	30
1. OPERATING CONTEXT	30
2. BASIS OF PREPARATION	31
3. PRINCIPLES OF CONSOLIDATION	32
4. OPERATING SEGMENTS	32
5. CASH AND CASH EQUIVALENTS	35
6. MARKETABLE SECURITIES	35
7. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS	36
8. INCOME AND SOCIAL CONTRIBUTION TAXES	37
9. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	40
10. CONCESSION CONTRACT ASSETS	43
11. INVESTMENTS	45
12. PROPERTY, PLANT AND EQUIPMENT	47
13. INTANGIBLE ASSETS	47
14. LEASING	48
15. SUPPLIERS	49
16. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS	49
17. LOANS AND DEBENTURES	50
18. POST-EMPLOYMENT OBLIGATIONS	56
19. PROVISIONS	58
20. EQUITY AND REMUNERATION TO SHAREHOLDERS	60
21. NET REVENUE	62
22. COSTS, EXPENSES AND OTHER REVENUE	67
23. FINANCE INCOME AND EXPENSES	71
24. RELATED PARTY TRANSACTIONS	73
25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	77
26. SALE OF ASSETS	83
27. ASSETS CLASSIFIED AS HELD FOR SALE	83
28. SUBSEQUENT EVENTS	84
Report on Review of interim Financial Information – ITR	87
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	89
DIRECTORS’ STATEMENT OF REVIEW OF THE INTERIM FINANCIAL INFORMATION	97
DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE INTERIM FINANCIAL INFORMATION	98

FINANCIAL RESULTS

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(The information in this performance report has not been reviewed by the independent auditors)

Consolidated results

Net income for the quarter

Cemig’s net income in 2Q25 was R$1,188,281, 29.63% lower, compared to R$1,688,586 in 2Q24.

The main changes in revenues, costs, expenses and financial results, in a consolidated and segregated manner by segment, are presented below.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

EBITDA – Apr to Jun/2025	Generation	Transmission	Trading	Distribution	Gas	Investee	Total
Net income for the year	449,724	(2,841)	6,481)	550,550	150,820	33,547	1,188,281
Income tax and Social Contribution tax	31,781	(36,693)	(3,961)	147,391	71,765	(20,474)	189,809
Net financial revenue (expenses)	(15,614)	3,207	(4,121)	257,444	(4.533)	26,577	262,960
Depreciation and amortization	78,044	4,652	3	254,372	25,438	5,884	368,393
Ebitda according to “CVM Instruction n. 156” (1)	543,935	(31,675)	(1,598)	1,209,757	243,490	45,534	2,009,443
Non-recurring and non-cash effects
Net income attributable to non-controlling interests	-	-	-	-	(648)	-	(648)
Remeasurement of post-employment benefit liabilities (Note 18)	(2,302)	(1,422)	(326)	(16,163)	-	(948)	(21,161)
Remeasurement BNES (2) (Note 10)	-	198,895	-	-	-	-	198,895
Voluntary Separation Program (Note 22c)	1,920	1,187	272	20,812	-	1,200	25,391
Adjusted EBITDA (3)	543,553	166,985	(1,652)	1,214,406	242,842	45,786	2,211,920

EBITDA – Apr to Jun/2024	Generation	Transmission	Trading	Distribution	Gas	Investee	Total
Net income for the year	315,039	108,947	101,008	1,060,437	137,823	(34,668)	1,688,586
Income tax and Social Contribution tax	58,300	27,512	(576)	350,163	62,904	(35,966)	462,337
Net financial revenue (expenses)	75,996	41,764	(6,921)	(305,459)	11,937	64,564	(118,119)
Depreciation and amortization	83,670	(60)	4	224,113	24,085	5,967	337,779
Ebitda according to “CVM Instruction n. 156” (1)	533,005	178,163	93,515	1,329,254	236,749	(103)	2,370,583
Non-recurring and non-cash effects
Net income attributable to non-controlling interests	-	-	-	-	(593)	-	(593)
Constitution of civil provisions - Purchase and sale of energy	-	-	52,647				(52,647)
Reversal of tax provisions - INSS s/ PLR	(30,503)	(32,967)	(5,049)	(513,331)	-	(2,500)	(584,350)
Voluntary Separation Program	9,312	10,064	1,541	56,468	-	763	78,148
Adjusted EBITDA (2)	511,814	155,260	142,654	872,391	236,156	(1,840)	1,916,435

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated interim financial information in accordance with CVM Circular SNC/SEP n. 1/2007 and CVM Resolution n. 156 of June 23, 2022. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. The Company publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the Ebitda for a better understanding of how its operating performance was impacted by extraordinary items which, because of their nature, do not contribute towards information on the potential of future cash generation.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company’s Adjusted EBITDA decreased by 15.23%, primarily due to the recognition of a reduction in the contract asset, totaling R$198,895, net of PIS/Pasep and Cofins, resulting from the remeasurement of the Existing System Basic Network (RBSE), following the changes introduced by Homologation Resolution No. 3,469/2025. Further details are provided in the transmission segment performance commentary.

By excluding non-recurring effects through Adjusted EBITDA, there was a 15.42% increase, primarily driven by the following factors:

Recognition of tariff subsidy revenue in the amount of R$374,909, net of PIS/Pasep and Cofins, resulting from increased discounts granted by Cemig, primarily to the “Incentivized Source Load” and “GD II” customer classes. Further details are provided in the distribution segment performance commentary; and

The Company’s exposure to price differences between sub-markets, which negatively impacted the trading activity by R$69,091, net of PIS/Pasep and Cofins. Further details are provided in the trading segment performance commentary.

Net revenue

The breakdown of net revenue is as follows:

	Consolidated		Variation %
	Apr to Jun/2025	Apr to Jun/2024
Revenue from supply of energy - captive customers, in Cemig's concession area	8,686,379	8,144,077	6.66
Revenue from use of the energy distribution systems (TUSD) - free customers	1,414,496	1,251,554	13.02
CVA and Other financial components	70,394	(56,556)	(224.47)
Restitution of PIS/Pasep and Cofins credits to consumers - Realization	-	190,186	-
Revenues from transmission
Revenues from operation and maintenance	114,197	79,716	43.25
Revenue of transmission construction	179,130	104,891	70.78
Financial remuneration of the transmission contract assets	30,416	134,430	(77.37)
Generation indemnity revenue	31,201	20,596	51.49
Revenue of distribution construction	1,324,446	1,154,213	14.75
Adjustment of cash flow expectation of the financial asset of distribution concession	26,618	22,258	19.59
Revenues from financial actualization of the concession bonus	118,859	107,011	11.07
Settlement in the CCEE	39,585	14,380	175.28
Gas supply	965,491	972,424	(0.71)
Fine for violation of the continuity indicator standard	(39,949)	(37,084)	7.73
Other revenues	1,315,539	761,856	72.68
Taxes and charges levied on revenue	(3,490,507)	(3,427,961)	1.82
Net revenues	10,786,295	9,435,991	14.31

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Revenue from supply of energy - captive customers, in Cemig's concession area

The Company's gross electricity supply revenue is comprised of the delivery of energy to regulated consumers, free consumers, supply to other concessionaires, and energy offset through net metering by micro and mini distributed generation customers. This revenue increased by 6.66%, totaling R$8,686,379 in the second quarter of 2025, compared to R$8,144,077 in the second quarter of 2024, in line with a 9.36% growth in energy volume, as detailed below:

	Apr to Jun/2025			Apr to Jun/2024			Change, %
	MWh (1)	R$	Average price/MWh billed (R$/MWh) (2)	MWh	R$	Average price/MWh billed (R$/MWh) (2)	MWh	R$
Residential	3,667,850	3,374,148	919.93	3,552,969	3,066,719	863.14	3.23	10.02
Industrial	4,676,668	1,278,269	273.33	4,440,313	1,326,674	298.78	5.32	(3.65)
Commercial, Services and Others	3,141,492	1,650,182	525.29	3,009,442	1,609,719	534.89	4.39	2.51
Rural	984,250	643,413	653.71	927,534	599,558	646.40	6.11	7.31
Public authorities	384,704	229,246	595.90	270,497	232,496	859.51	42.22	(1.40)
Public lighting	235,650	140,046	594.30	244,326	131,933	539.99	(3.55)	6.15
Public services	58,262	146,260	2,510.38	235,023	174,633	743.05	(75.21)	(16.25)
Subtotal	13,148,876	7,461,564	567.47	12,680,104	7,141,732	563.22	3.70	4.48
Own consumption	6,992	-	-	7,710	-	-	(9.31)	-
Net unbilled retail supply	-	77,702	-	-	68,410	-	-	-
	13,155,868	7,539,266	567.47	12,687,814	7,210,142	563,22	3.69	4.56
Wholesale supply to other concession holders (3)	5,042,543	1,162,502	230.54	3,952,637	966,330	244,48	27.57	20.30
Wholesale supply unbilled, net	-	(15,389)	-	-	(32,395)	-	-	(52.50)
Total	18,198,411	8,686,379	474.07	16,640,451	8,144,077	487,48	9.36	6.66

(1)	Information not reviewed by the independent auditors
(2)	The calculation of the average price does not include revenue from supply not yet billed.
(3)	Includes Sale Contracts in the Regulated Market (CCEARs – Contratos de Comercialização de Energia no Ambiente Regulado) through the Surplus and Deficits Offsetting Mechanism (MSCD: Mecanismo de Compensação de Sobras e Déficits), sales on the Free Market, and the revenues from management of generation assets (GAG – Gestão de Ativos da Geração) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

The main variations in energy supply are described below:

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Residential

Residential energy consumption increased by 3.23% in the second quarter of 2025 compared to the second quarter of 2024, totaling 114,881 MWh. This variation is primarily driven by a 23.65% increase in the volume of energy offset through net metering by micro and mini distributed generation customers — 497,451 MWh in Q2 2025 versus 402,294 MWh in the same period of the previous year.

Industrial

Industrial grade consumption increased by 5.32%, or 236,355 MWh, in the second quarter of 2025, compared to the same period of the previous year. This growth is mainly composed of the following factors:

▪	An increase of 22.12%, or 442,185 MWh, in the supply of energy to free customers, due to the price adjustment of the contracts, which are mostly updated at the beginning of the year.
▪	On the other hand, there was a reduction of 35.69%, or 99,374 MWh, in the consumption of captive customers of the industrial class, mainly due to the migration of customers to the free market.

Commercial, services, and others

Consumption within this customer class increased by 4.39% in the second quarter of 2025 compared to the same period of the previous year. This growth was primarily driven by the retail segment, due to contract price adjustments, most of which are indexed and updated at the beginning of the fiscal year.

Revenue from use of network – Free Consumers

This is the revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In the second quarter of 2025, this revenue amounted to R$1,414,496, compared to R$1,251,554 in the second quarter of 2024, representing a 13.02% increase. This variation is primarily attributable to the annual tariff adjustment applied by the distribution company.

CVA and Other financial components in tariff adjustments

Cemig D recognizes in its interim financial statements the positive or negative variances between actual non-manageable costs and the estimated costs used as the basis for tariff setting. These balances represent amounts that must either be reimbursed to consumers or recovered by Cemig D in future tariff adjustments. The primary purpose of the CVA (Cost Variation Account) is to restore the economic and financial balance of distribution companies.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In the second quarter of 2025, a revenue of R$70,394 was recognized, compared to an expense of R$56,556 in the same period of 2024. This variation is mainly due to the increase in energy settlement costs at the CCEE (Electric Energy Trading Chamber).

More information on the composition and movement of CVA can be found in note 9.3.

Distribution Construction Revenue

The construction revenue, associated with construction of infrastructure for the distribution concession of energy and gas in 2Q25 totaled R$ 1,324, compared to R$ 1,154,213 in the same period of 2024, an increase of 14.75%. This variation is mainly due to the following factors:

▪	an increase in the number of projects, mainly related to electricity distribution networks, in line with the Distribution Development Plan (PDD), resulting in construction revenue of R$1,231,705 in the second quarter of 2025, compared to R$1,078,688 in the second quarter of 2024, an increase of 14.19%; and
▪	an increase in the number of projects carried out by Gasmig, in line with the Centro-Oeste Project, which foresees the construction of an additional 300 km of gas pipelines. In the second quarter of 2025, construction revenue totaled R$92,741, compared to R$75,525 in the same period of the previous year, an increase of 22.80%. The project is scheduled for completion in the second half of 2026.

These revenues is fully offset by construction costs, of the same amount, and corresponds to the investments by Cemig D and Gasmig in assets of the concession in the period.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Transmission concession revenue

The Company’s transmission revenue is composed of: (i) Operation and Maintenance (O&M) Revenue; (ii) Construction Revenue and (iii) Financial Remuneration of the Contractual Asset.

This revenue totaled R$323,743 in the second quarter of 2025, compared to R$319,037 in the same period of the previous year, representing an increase of 1.48%.

Taxes and regulatory charges reported as deductions from revenue

Taxes and charges on revenue in 2Q25 totaled R$3,490,507, compared to R$3,427,961 in 2Q24 –a reduction of 1.82%.

Costs and expenses

Operational costs and expenses in 2Q25 were R$9,222,663, compared to R$7,441,898 in 2Q24, representing an increase of 23.93%. The main variations in components of this total are as described below.

Energy bought for resale

The cost of electricity purchased for resale is composed as follows:

The cost of energy purchased for resale in 2Q25 was R$4,547,303, which compares to R$3,693,227 in 2Q24, an increase of 23.13%. The main factors here were:

▪	There was a 30.46% increase in the cost of energy purchased in the free market, totaling R$1,656,838 in the second quarter of 2025, compared to R$1,269,988 in the second quarter of 2024. This increase was mainly due to the higher purchase volume required to offset energy deficits in relation to contracted commitments, as well as the rise in market prices in 2025.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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▪	In the second quarter of 2025, there was a 268.29% increase in short-term energy costs, totaling R$489,394 compared to R$132,881 in the second quarter of 2024. This increase was mainly driven by the sharp rise in the PLD (Settlement Price for Differences) in the Southeast/Central-West submarket, which was not offset by the PLD in the Northeast and North submarkets.
In the trading activity, the Company's exposure to price differences between submarkets negatively affected the results. Further details can be found in the 'Trading Segment Performance' section.
In the distribution activity, the negative impact of this exposure is mitigated by the CVA mechanism, which is offset in the subsequent tariff adjustment. Additionally, the unfavorable hydrological scenario in the second quarter of 2025 resulted in a low average MRE (Energy Reallocation Mechanism) of 0.95, compared to 0.99 in the same period of the previous year, leading to an increase in the values passed through related to Hydrological Risk.

▪	a 21.22% increase in the cost of distributed generation, totaling R$846,075 in the second quarter of 2025, compared to R$697,974 in the second quarter of 2024. This variation is due to the increase in the number of generating installations (336,669 in the second quarter of 2025, compared to 273,174 in the second quarter of 2024) and the higher volume of energy injected into the grid (1,797 GWh in the second quarter of 2025, compared to 1,487 GWh in the second quarter of 2024).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Revaluation of the Existing System Basic Network (RBSE)

In June 2025, Aneel published ReH No. 3,469, which amended the Allowed Annual Revenue (RAP) related to the financial component of the assets of the Existing System Basic Network (RBSE), previously approved by ReH No. 2,852/2021. As a result, the Company carried out a revaluation of the RBSE contractual asset, recording a reduction of R$219,168 in the contractual asset. Further details can be found in explanatory note No. 10.

Expected credit losses

In the second quarter of 2025, there was a 95.99% reduction in expected credit losses, amounting to R$3,098, compared to R$77,300 in the second quarter of 2024. This variation is mainly due to the change, effective from August 2024, in the time limit for full recognition of losses—from 24 to 36 months for regular consumption customers, and from 12 to 18 months for irregular consumption customers—in order to achieve a more accurate estimate of credit risk exposure for Cemig D's captive customers. This change is reflected over a 12-month period, impacting the second quarter of 2025. Additional information on the composition of costs, expenses, and other revenues is provided in explanatory note No. 22.

Net finance revenue

The financial result corresponded to a financial expense of R$262,960 in the second quarter of 2025, compared to a financial income of R$118,119 in the same period of 2024. This variation is mainly associated with the following factors:

▪	Monetary variation and debenture charges

The total monetary variation and debenture charges represented an expense of R$445,093 in the second quarter of 2025, compared to an expense of R$293,606 in the same period of 2024, representing a 51.60% increase. This variation is mainly due from the contracting of Cemig D’s 11th, 12th, and 13th debenture issuances, which increased the Company's debt level and, consequently, these expenses.

The composition of financial income and expenses is presented in explanatory note No. 23.

Update of taxes refundable to consumers

The update of tax credits related to PIS/Pasep and Cofins, resulting from the exclusion of ICMS from their calculation basis, and of the liability refundable to consumers is presented at net value.

A net financial income of R$4,345 was recognized in the second quarter of 2025, compared to a net financial income of R$406,414 in the same period of the previous year. In the second quarter of 2024, the remaining balance of the liability 'Amounts refundable to consumers' was written off, as it had been returned through tariff revisions, with a corresponding entry in the financial result, which increased the financial result for that period.

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Income tax and social contribution

In 2Q25 the Company posted an expense on income tax and the Social Contribution tax of R$189,809 (R$462,337 in 2Q24), on pre-tax income of R$1,378,090 (R$2,150,923 in 2Q24) – an effective rate of 13.77% (21.49in 2Q24).

The effective rates are reconciled with the nominal rates in Note 8d.

Results by segment

The results presented separately by segment do not consider eliminations from the consolidated operations between the segments.

Distribution segment performance

For 2Q25 Cemig’s electricity distribution operations posted net income of R$550,554, compared to R$1,060,436 in 2Q24, representing a reduction of 48.08%. The main changes are presented below.

Ebitda - Distribution	Apr to Jun/2025 (R$)	Apr to Jun/2024 (R$)	Variation (%)
Net Income for the Period	550,550	1,060,437	-48.08
Income Tax and Social Contribution Expense	147,391	350,163	-57.91
Financial Result	257,444	(305,459)
Depreciation and Amortization	254,372	224,113	13.5
EBITDA (per CVM Resolution 156)	1,209,757	1,329,254	-8.99
Non-recurring and Non-cash Effects
Post-employment Liability Remeasurement	(16,163)	-	-
Voluntary Termination Program	20,812	56,468	-63.14
Reversal of Tax Provisions - INSS on Profit Sharing (Note 22)	0	(513,331)
Adjusted EBITDA	1,214,406	872,391	39.20

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Net revenue

Net revenue for this segment increased by 14.91%, reaching R$7,269,939 in the second quarter of 2025 compared to R$6,326,844 in the same period of 2024. The main variations are presented below:

Revenue from supply of electricity

Cemig D's revenue from the supply of electricity is composed of energy delivered to captive consumers and energy compensated through micro and mini distributed generation by customers. This revenue was R$6,090,187 in the second quarter of 2025, compared to R$5,881,556 in the second quarter of 2024, representing an increase of 3.55%. This variation mainly due to the following factors:

▪	increase of 4.27% in the average billed price per MWh (R$853.44/MWh in the second quarter of 2025 compared R$805.82 in the same period of 2024), primarily due to the annual tariff adjustment of Cemig D, effective as of May 28, 2024;
▪	increase of 3.23% in electricity consumption by the residential segment, mainly driven from the increase in the amount of energy compensated by customers through micro and mini distributed generation; and
▪	On the other hand, there was a 35.69% reduction in the industrial class due to the migration of captive consumers to the free market.

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Revenue from charging - Free Consumers

Increase of 12.92% on revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) resulting from the charges imposed on free consumers for the use of distributed energy. In 2Q25 this revenue was R$1,424,464, compared to R$1,261,441 for the same period in the previous year. This variation results primarily due to the distributor's annual tariff adjustment.

Construction revenue

The Construction revenues associated with construction of infrastructure for the distribution concession totaled R$1.231.705 in 2Q25, compared to R$1.078.688 in the same period in the previous year, showing an increase of 14.19%. This variation is basically due to the increase in the number of works due to the Distribution Development Plan (Plano de Desenvolvilmenot da Distribuição, or PDD), mainly in distribution networks. This revenue is fully offset by construction costs and corresponds to the Cemig D’s investments in assets of the concession.

Costs and expenses

Total costs and expenses for the distribution segment amounted to R$6,314,552 in the second quarter of 2025, compared to R$5,221,703 in the same period of 2024, representing an increase of 20.93%. The main changes are presented below.

Cost of electricity purchased for resale

There was a 14.65% increase in the cost of electricity purchased for resale, totaling R$2,917,439 in the second quarter of 2025, compared to R$2,544,751 in the second quarter of 2024. This variation is mainly associated with the following factors:

▪	An increase of 173.92% in short-term energy costs, totaling R$333,854 in the second quarter of 2025 compared to R$121,879 in the same period of 2024. This variation was mainly due to the sharp rise in the PLD (Settlement Price for the Difference) in the Southeast/Central-West submarket, which was not offset by the PLD in the Northeast and North submarkets. Additionally, the unfavorable hydrological scenario resulted in a low MRE (Energy Reallocation Mechanism). In the distribution activity, the negative effect of this exposure is mitigated by the CVA mechanism, being compensated in the subsequent tariff adjustment. Additionally, the unfavorable hydrological scenario in the second quarter of 2025 resulted in a low average MRE (Energy Reallocation Mechanism) of 0.95, compared to 0.99 in the same period of the previous year.
▪	A increase of 21.22% in distributed generation costs, totaling R$846,075 in the second quarter of 2025, compared to R$697,973 in the same period of 2024, mainly due to the increase in the number of generating installations and the volume of energy injected into the grid.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The costs of electricity purchased for resale are non-manageable, and the difference between the reference values used to define tariffs and the actual costs incurred is compensated in the subsequent tariff adjustment.

Expected Credit Losses

In the second quarter of 2025, there was a reduction of 96.99% in expected credit losses, totaling a provision of R$2,184, compared to a provision of R$72,477 in the same period of the previous year. This difference is primarily due to the change, effective from August 2024, in the recognition period limit for losses, which increased from 24 to 36 months for regular consumption customers, and from 12 to 18 months for irregular consumption customers, aiming to achieve a more accurate estimate of credit risk exposure for Cemig D's captive consumers. This change is reflected over a 12-month period, impacting the second quarter of 2025.

Provisions for contingencies

Cemig D recognized provisions for contingencies in the amount of R$86,353 in the second quarter of 2025, compared to a net reversal of R$459,529 in the same period of 2024.

The main variation occurred in tax-related contingencies, due to the recognition of a provision reversal of R$513,331 in the second quarter of 2024, following a favorable first-instance court decision for the Company, which ordered the cancellation of the charge and the termination of the tax enforcement process related to social security contributions on Profit Sharing (PLR).

Net financial result

In the second quarter of 2025, the financial result for this segment was a net expense of R$257,443, compared to a revenue of R$305,458 in the same period of the previous year. This variation is mainly associated with the increase in charges and monetary restatement of debentures, resulting from the issuance of the 11th, 12th and 13th series of debentures, which raised Cemig D’s debt level and, consequently, its financial expenses.

More detailed information on the variations and impacts presented in this segment is available in Cemig D’s interim financial statements.

Performance of the Transmission Segment

The transmission segment recorded a loss of R$2,841 in the second quarter of 2025, compared to a net profit of R$108,947 in the second quarter of 2024. The main variations are described below.

Ebitda - Transmission	Apr to Jun/2025 (R$)	Apr to Jun/2024 (R$)	Variation (%)
Net Income for the Period	(2,841)	108,947	–
Income Tax and Social Contribution Expense	(36,693)	27,512	–
Financial Result	3,207	41,764	-92.32%
Depreciation and Amortization	4,652	(60)	–
EBITDA – per CVM Resolution 156	(31,675)	178,163	–
Non-recurring and Non-cash Effects
Post-employment Liability Remeasurement	(1,422)	–	–
RBSE Remeasurement (Note 10)	198,895	–	–
Voluntary Termination Program	1,187	10,064	-88.21%
Reversal of Tax Provisions – INSS on Profit Sharing (Note 22)	–	(32,967)	–
Adjusted EBITDA	166,985	155,260	7.55%

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The reduction in EBITDA for the transmission segment is mainly associated with the recognition of a decrease in the contract asset, in the amount of R$198,895, net of PIS/Pasep and Cofins, resulting from the remeasurement of the Existing System Basic Network (RBSE), due to changes introduced by Homologation Resolution No. 3,469/2025. Further details can be found in explanatory note No. 10.

Transmission concession revenue

The Company’s transmission revenue is composed of: (i) operation and maintenance revenue, (ii) construction revenue, and (iii) financial remuneration of the contractual asset.

Construction, reinforcement, and infrastructure improvement revenues totaled R$179,130 in the second quarter of 2025, compared to R$104,891 in the same period of 2024, representing a 70.78% increase. This variation is primarily due to the higher volume of investments in reinforcement and improvement works, project development, and the significant supply of high-value equipment.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Construction costs

The transmission construction cost amounted to R$138,924 in the second quarter of 2025, compared to R$72,720 in the same period of 2024, representing an increase of 91.04%. The variation in value mainly reflects the largest volume was invested in reinforcement and improvement works, in the development of projects, with a significant supply of equipment that carries high financial value.

Remeasurement of the Existing System's Basic Network (RBSE)

In June 2025, ANEEL published Resolution No. 3,469, which amended the Allowed Annual Revenue (RAP) related to the financial component of the assets of the Existing System's Basic Network (RBSE), previously approved by Resolution No. 2,852/2021. As a result, the Company carried out the remeasurement of the RBSE contract asset, recording a reduction of R$219,168 in the contract asset. Further details can be found in explanatory note No. 10.

Finance income (expenses)

The transmission segment recorded a net financial expense of R$3,207 in the second quarter of 2025, compared to a net financial expense of R$41,764 in the same period of the previous year, representing a 92.32% reduction. Until December 2024, the Company recorded foreign exchange variation on loans related to Eurobonds. In accordance with the Company's policy, the allocation of this expense across segments impacted Generation, Transmission, and Equity Interests. The settlement of the Eurobonds in December 2024 eliminated Cemig’s exposure.

Detailed information on the variations and impacts presented in this segment is available in Cemig GT’s interim financial statements.

Performance of the Generation Segment

The generation segment reported a net income of R$449,724 in the second quarter of 2025, compared to R$315,039, representing a 42.75% increase, mainly due to changes in the financial result for the period.

This segment recorded net financial income of R$15,614 in the second quarter of 2025, compared to net financial expenses of R$75,996 in the same period of the previous year. Until December 2024, the Company accounted for exchange rate variations on loans related to Eurobonds. The allocation of this expense by segment, in accordance with the Company's policy, impacted the Generation, Transmission, and Holdings segments. The settlement of the Eurobonds in December 2024 eliminated Cemig’s exposure.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA – Generation Segment	Apr to jun/2025	Apr to jun/2024	Variation %
Net Income for the Period	449,724	315,039	42.75%
Income Tax and Social Contribution Expense	31,781	58,300	-45.49%
Financial Result	(15,614)	75,996	-
Depreciation and Amortization	78,044	83,670	-6.72%
EBITDA According to CVM Resolution 156	543,935	533,005	2.05%
Non-Recurring and Non-Cash Effects
Remeasurement of Post-Employment Benefit Liabilities	(2,302)	-	-
Voluntary Termination Program	1,920	9,312	-79.38%
Reversal of Tax Provisions – INSS on Profit Sharing (Note 22)	-	(30,503)	-
Adjusted EBITDA	543,553	511,814	6.20%

The EBITDA evolution is as follows:

Detailed information on the variations and impacts presented in this segment is available in Cemig GT’s interim financial statements.

Performance of the Trading Segment

The Trading Segment recorded a net profit of R$6,481 in the second quarter of 2025, compared to R$101,008 in the second quarter of 2024, representing a 93.58% decrease. This variation is mainly due to the increase in short-term electricity costs, primarily driven by the Company's exposure to price differences between submarkets.

EBITDA – Trading Segment	Apr to jun/2025	Apr to jun/2024	Variation %
Net Income for the Period	6,481	101,008	-93,58%
Income Tax and Social Contribution Expense	(3,961)	(576)	587,67%
Financial Result	(4,121)	(6,921)	-40,46%
Depreciation and Amortization	3	4	-25,00%
EBITDA According to CVM Resolution 156	(1,598)	93,515	-
Non-Recurring and Non-Cash Effects
Remeasurement of Post-Employment Benefit Liabilities	(326)	-	-
Recognition of Civil Provisions – Energy Purchase and Sale	-	52,647	-
Voluntary Termination Program	272	1,541	-82,35%
Reversal of Tax Provisions – INSS on Profit Sharing (Note 22)	-	(5,049)	-
Adjusted EBITDA	(1,652)	142,654	-

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The cost of electricity purchased for resale amounted to R$1,950,946 in the second quarter of 2025, compared to R$1,469,585 in the second quarter of 2024, representing a 32.75% increase. The main reasons for this increase are detailed below.

Electricity Costs – Price Differences Between Submarkets

Due to transmission constraints, flow optimization, and system balancing, the National Interconnected System (Sistema Interligado Nacional, or SIN) is divided into four submarkets: South (S), Southeast/Central-West (SE/CO), Northeast (NE), and North (NO).

In addition to its own resources, the Company also relies on energy acquired from third parties to meet market demand. Since 2018, the Company has contracted an average of 900 MW from solar and wind energy projects located in the Northeast to supply most of its load, which is concentrated in the South and Southeast/Central-West submarkets. The current composition of the Company’s energy portfolio results in a surplus in the Northeast submarket and a deficit in the Southeast/Central-West submarket. Due to transmission constraints between submarkets, short-term prices may vary across regions.

The price received for the sale of surplus energy in the Northeast and the price paid for energy acquired to cover the deficit in the South and Southeast/Central-West is measured by the PLD (Settlement Price for the Differences) established for each of these submarkets. When the PLD is the same across submarkets, there is no impact on the Company’s results. However, in the second quarter, due to transmission constraints between submarkets, combined with changes in the system operation planning model and low inflows, there was a price divergence among the submarkets.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The PLDs (Settlement Prices for the Differences) observed for the second quarter of 2025 and 2024 are as follows:

	Southeast/Central-West (SE/CO)	South (S)	Northeast (NE)	North (NO)
April 2024	61.07	61.07	61.07	61.07
May 2024	61.07	61.07	61.07	61.07
June 2024	66.41	66.40	66.40	66.41
April 2025	202.18	202.98	107.28	107.27
May 2025	212.58	233.39	124.98	125.19
June 2025	234.71	236.10	230.90	232.29

As presented in the previous table, during the second quarter of 2024, despite the Company's exposure to submarkets, there was no difference between the PLDs of the SE/CO, South, and Northeast submarkets, resulting in no impact on earnings. In the second quarter of 2025, however, the price differences between submarkets negatively affected the Company's results by R$76,133, increasing short-term energy purchase costs. This amount represents the residual effect between the sale of surplus energy in the Northeast and the purchase of energy in the South and Southeast submarkets.

The following chart details the Company’s exposure, in average MW (MWm), and the price difference between the SE/CO and South submarkets (analyzed jointly) compared to the Northeast submarket.

Performance of the Gas Segment

The Gas Segment recorded a net profit of R$150,820 in the second quarter of 2025, compared to R$137,823 in the second quarter of 2024, an increase of 9.43%. This variation was mainly driven by changes in financial results.

In the second quarter of 2025, the Gas Segment recorded financial income of R$4,533, compared to financial expenses of R$11,937 in the same period of the previous year. In fiscal year 2024, Gasmig did not have financial operations with interest eligible for capitalization. In December 2024, with the 9th debenture issuance, Gasmig raised funds for investments in its distribution network. The interest accrued on the operation was fully allocated to assets under construction during the period, resulting in improved financial performance.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Ebitda - Gas Segment	Apr–Jun/2025 (R$)	Apr–Jun/2024 (R$)	Variation (%)
Net Income for the Period	150,820	137,823	9.43%
Income Tax and Social Contribution Expense	71,765	62,904	14.09%
Financial Result	(4,533)	11,937	–
Depreciation and Amortization	25,438	24,085	5.62%
EBITDA – per CVM Resolution 156	243,490	236,749	2.85%
Non-recurring and Non-cash Effects
Net Income Attributable to Non-controlling Shareholders	(648)	(593)	9.27%
Adjusted EBITDA	242,842	236,156	2.83%

Additional detailed information regarding the variations and impacts presented in this segment is available in Gasmig’s interim financial statements.

Equity interests, and the holding company

The Equity Interests and Holding Segment recorded a net profit of R$33,547 in the second quarter of 2025, compared to a net loss of R$34,668 in the second quarter of 2024.

Adjusted EBITDA – Holding/Investments Segment	Apr–Jun/2025 (R$)	Apr–Jun/2024 (R$)	Variation (%)
Net Income for the Period	33,547	(34,668)	–
Income Tax and Social Contribution Expense	(20,474)	(35,966)	–
Financial Result	26,577	64,564	-58.84%
Depreciation and Amortization	5,884	5,967	-1.39%
EBITDA – per CVM Resolution 156	45,534	(103)	–
Non-recurring and Non-cash Effects
Post-employment Liability Remeasurement	(948)	–	–
Voluntary Termination Program	1,200	763	57.27%
Reversal of Tax Provisions – INSS on Profit Sharing	–	(2,500)	–
Adjusted EBITDA	45,786	(1,840)	–

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This variation is mainly associated with the higher equity method result recorded for the jointly controlled entity Taesa, which amounted to R$106,957 in the second quarter of 2025, compared to R$51,707 in the same period of the previous year.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INTERIM FINANCIAL INFORMATION

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025, AND DECEMBER 31, 2024

ASSETS

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
CURRENT
Cash and cash equivalents	5	1,757,787	1,898,224	134,464	417,258
Marketable securities	6	1,221,070	357,913	291,356	3,743
Receivables from customers, traders and concession holders	7	5,651,867	5,596,248	421,758	454,286
Concession financial assets	9	1,232,360	1,190,020	-	-
Concession contract assets	10	1,109,923	1,140,037	-	-
Recoverable taxes		551,193	510,963	3,515	1,687
Income tax and social contribution tax credits	8a	152,812	7,283	-	-
Dividends receivables	24	63,382	111,367	2,192,679	2,088,913
Restricted Funds	17	45,106	235,206	2,514	11,465
Public lighting contribution		327,073	296,061	-	-
Reimbursement of tariff subsidies		623,470	208,688	-	-
Other assets		819,038	623,708	38,051	55,566
		13,555,081	12,175,718	3,084,337	3,032,918

Assets classified as held for sale	27	57,114	56,864	-	-

TOTAL CURRENT		13,612,195	12,232,582	3,084,337	3,032,918

NON-CURRENT
Long-term assets		24,985,060	23,365,059	2,506,907	2,338,017
Marketable securities	6	56,439	134,606	14,284	1,215
Receivables from customers, traders and concession holders	7	276,672	253,925	2,829	3,863
Recoverable taxes		1,507,199	1,454,662	576,003	564,822
Income tax and social contribution tax recoverable	8a	511,669	582,348	323,037	239,102
Deferred income tax and social contribution tax	8c	2,348,044	2,333,721	1,155,644	1,089,940
Escrow deposits		1,207,197	1,196,083	318,445	324,763
Reimbursement of tariff subsidies		15,620	-	-	-
Accounts receivable from the State of Minas Gerais	24	34,987	40,393	34,987	40,393
Concession financial assets	9	7,642,329	6,881,394	-	-
Concession contract assets	10	11,243,748	10,326,877	-	-
Other assets		141,156	161,050	81,678	73,919
Investments - Equity method	11	3,275,291	3,221,020	27,227,104	27,054,069
Property, plant and equipment	12	3,910,084	3,715,105	656	713
Intangible assets	13	17,247,304	16,805,900	5,332	4,004
Leasing - right of use assets	14a	381,295	387,170	2,359	2,417
TOTAL NON-CURRENT		49,799,034	47,494,254	29,742,358	29,399,220
TOTAL ASSETS		63,411,229	59,726,836	32,826,695	32,432,138

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025, AND DECEMBER 31, 2024

LIABILITIES

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
CURRENT
Suppliers	15	3,080,310	2,951,571	370,204	354,177
Regulatory charges		462,985	343,944	-	-
Profit sharing		92,893	111,045	11,487	18,398
Taxes payable	16	749,371	724,521	137,322	133,146
Income tax and social contribution	8b	159,260	162,975	-	-
Interest on equity and dividends payable		2,865,571	3,611,198	2,862,904	3,608,821
Debentures	17	2,747,228	2,876,548	-	-
Payroll and related charges		255,802	217,415	13,573	11,782
Public lighting contribution		496,942	475,032	-	-
Accounts payable related to energy generated by residential consumers		1,640,563	1,251,298	-	-
Post-employment obligations	18	218,428	232,898	25,839	20,406
Concession financial liabilities	9	-	16,470	-	-
Amounts to refund to customers	16	371,510	526,499	-	-
Leasing liabilities	14b	86,030	79,228	233	233
Other liabilities		446,189	565,166	42,641	44,373
TOTAL CURRENT		13,673,082	14,145,808	3,464,203	4,191,336

NON-CURRENT
Regulatory charges		128,466	171,893	4,624	4,624
Debentures	17	12,516,709	9,402,752	-	-
Taxes payable	16	487,885	496,253	-	-
Deferred income tax and social contribution	8c	1,421,542	1,543,290	-	-
Provisions	19	1,959,945	1,853,043	346,870	333,908
Post-employment obligations	18	4,117,758	4,072,608	533,309	519,931
Amounts to refund to customers	16	158,531	166,089	-	-
Leasing liabilities	14b	340,262	349,972	2,547	2,579
Other liabilities		128,189	142,049	1,975	1,974
TOTAL NON-CURRENT		21,259,287	18,197,949	889,325	863,016
TOTAL LIABILITIES		34,932,369	32,343,757	4,353,528	5,054,352

EQUITY
Share capital	20	14,308,909	14,308,909	14,308,909	14,308,909
Capital reserves		393,093	393,093	393,093	393,093
Profit reserves		13,575,648	13,575,648	13,575,648	13,575,648
Equity valuation adjustments		(898,517)	(899,864)	(898,517)	(899,864)
Retained earnings		1,094,034	-	1,094,034	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		28,473,167	27,377,786	28,473,167	27,377,786
Non-Controlling interests		5,693	5,293	-	-
TOTAL EQUITY		28,478,860	27,383,079	28,473,167	27,377,786
TOTAL LIABILITIES AND EQUITY		63,411,229	59,726,836	32,826,695	32,432,138

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais, except earnings per share)

Note	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024

NET REVENUE	21	20,630,526	18,493,858	1,976,693	1,952,784

COSTS
Cost of energy and gas	22a	(11,331,859)	(9,883,222)	(1,874,653)	(1,568,732)
Infrastructure and construction cost	22b	(2,665,235)	(2,147,914)	-	-
Operating costs	22c	(2,642,633)	(1,933,575)	(12,030)	(11,940)
		(16,639,727)	(13,964,711)	(1,886,683)	(1,580,672)

GROSS PROFIT		3,990,799	4,529,147	90,010	372,112

EXPENSES AND OTHER REVENUE
Expected credit losses	22c	(53,726)	(153,153)	87	(9,309)
General and administrative expenses	22c	(371,569)	(375,446)	(36,671)	(20,956)
Other expenses	22c	(580,594)	(457,253)	(73,894)	(77,515)
Other revenue	22d	-	42,989	-
		(1,005,889)	(942,863)	(110,478)	(107,780)

Share of profit, net, of affiliates, subsidiaries and joint ventures	11	119,537	129,212	2,211,366	2,593,461
Income before financial revenue (expenses) and taxes		3,104,447	3,715,496	2,190,898	2,857,793

Finance income	23	485,442	927,008	(29,476)	26,961
Finance expenses	23	(998,033)	(989,875)	(859)	(306)
		(512,591)	(62,867)	(30,335)	26,655

Income before income tax and social contribution tax		2,591,856	3,652,629	2,160,563	2,884,448

Current income tax and social contribution tax	8d	(508,224)	(409,241)	-	(41,436)
Deferred income tax and social contribution tax	8d	143,389	(401,911)	65,318	(2,631)
		(364,835)	(811,152)	65,318	(44,067)

NET INCOME FOR THE PERIOD		2,227,021	2,841,477	2,225,881	2,840,381
Total of net income for the period attributed to:
Equity holders of the parent		2,225,881	2,840,381	2,225,881	2,840,381
Non-controlling interests		1,140	1,096	-	-
		2,227,021	2,841,477	2,225,881	2,840,381
Basic and diluted earnings per preferred share - R$	20	0,78	0.99
Basic and diluted earnings per common share - R$	20	0,78	0.99

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
NET REVENUE	21	10,786,295	9,435,991	1,032,471	942,588

COSTS
Cost of energy and gas	22a	(5,809,115)	(5,019,191)	(948,688)	(773,477)
Infrastructure and construction cost	22b	(1,463,371)	(1,226,933)	-	-
Operating costs	22c	(1,363,676)	(686,180)	(5,867)	(5,990)
		(8,636,162)	(6,932,304)	(954,555)	(779,467)

GROSS PROFIT		2,150,133	2,503,687	77,916	163,121

EXPENSES AND OTHER REVENUE
Expected credit losses	22c	(3,098)	(77,300)	28	(3,315)
General and administrative expenses	22c	(177,602)	(205,700)	(14,064)	(5,437)
Other expenses	22c	(405,801)	(226,594)	(43,763)	(48,895)
		(586,501)	(509,594)	(57,799)	(57,647)

Share of profit, net, of affiliates, subsidiaries and joint ventures		77,418	38,711	1,166,096	1,578,346
Income before financial revenue (expenses) and taxes		1,641,050	2,032,804	1,186,213	1,683,820

Finance income	23	302,444	725,474	(13,578)	13,885
Finance expenses	23	(565,404)	(607,355)	(81)	(96)
		(262,960)	118,119	(13,659)	13,789

Income before income tax and social contribution tax		1,378,090	2,150,923	1,172,554	1,697,609

Current income tax and social contribution tax	8d	(249,538)	(149,309)	-	(10,930)
Deferred income tax and social contribution tax	8d	59,729	(313,028)	15,079	1,314
		(189,809)	(462,337)	15,079	(9,616)

NET INCOME FOR THE PERIOD		1,188,281	1,688,586	1,187,633	1,687,993
Total of net income for the period attributed to:
Equity holders of the parent		1,187,633	1,687,993	1,187,633	1,687,993
Non-controlling interests		648	593	-	-
		1,188,281	1,688,586	1,187,633	1,687,993
Basic and diluted earnings per preferred share - R$	20	0,42	0.59
Basic and diluted earnings per common share - R$	20	0,42	0.59

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
NET INCOME FOR THE PERIOD	2,227,021	2,841,477	2,225,881	2,840,381
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities - remeasurement of obligations of the defined benefit plans	11,006	-	(1,134)	-
Income tax and social contribution tax on remeasurement of defined benefit plans	(3,742)	-	386	-
Equity gain (loss) on other comprehensive income in subsidiary and jointly controlled entity	-	-	8,012	-
Other comprehensive income	-	(734)	-	(734)
	7,264	(734)	7.264	(734)
COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	2,234,285	2,840,743	2,233,145	2,839,647

Total of comprehensive income for the period attributed to:
Equity holders of the parent	2,233,145	2,839,647	2,233,145	2,839,647
Non-controlling interests	1.140	1.096	-	-
	2,234,285	2,840,743	2,233,145	2,839,647

The accompanying notes are an integral part of these interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
NET INCOME FOR THE PERIOD	1,188,281	1,688,586	1,187,633	1,687,993
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities - remeasurement of obligations of the defined benefit plans	(48,731)	-	(5,791)	-
Income tax and social contribution tax on remeasurement of defined benefit plans	16,568	-	1,969	-
Equity gain (loss) on other comprehensive income in subsidiary and jointly controlled entity	-	-	(28,341)	-
	(32,163)	-	(32,163)	-
COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	1,156,118	1,688,586	1,155,470	1,687,993

Total of comprehensive income for the period attributed to:
Equity holders of the parent	1,155,470	1,687,993	1,155,470	1,687,993
Non-controlling interests	648	593	-
	1,156,118	1,688,586	1,155,470	1,687,993

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves				Equity valuation adjustments		Retained earnings	Total controlling interests	Non-controlling interests	Total Equity
			Legal reserve	Tax incentive reserve	Retained Earnings reserve	Unrealized Earnings reserve	Deemed cost of PP&E	Other Comprehensive income
BALANCES ON DECEMBER 31, 2023	11,006,853	2,249,721	1,674,667	212,868	10,318,598	834,603	421,270	(2,069,345)	-	24,649,235	5,958	24,655,193
Net income for the period	-	-	-	-	-	-	-	-	2,840,381	2,840,381	1,096	2,841,477
Other comprehensive income	-	-	-	-	-	-	-	(734)	-	(734)	-	(734)
Comprehensive income for the period	-	-		-	-	-	-	(734)	2,840,381	2,839,647	1,096	2,840,743
Capital increase	3,302,056	(1,856,628)	-	-	(1,445,428)	-	-	-	-	-	-	-
Realization of PP&E deemed cost	-	-	-	-	-	-	(12,319)	-	12,319	-	-	-
Interest on equity	-	-	-	-	-	-	-	-	(816,046)	(816,046)	-	(816,046)
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	(2,266)	(2,266)
BALANCES ON JUNE 30, 2024	14,308,909	393,093	1,674,667	212,868	8,873,170	834,603	408,951	(2,070,079)	2,036,654	26,672,836	4,788	26,677,624

BALANCES ON DECEMBER 31, 2024	14,308,909	393,093	2,024,818	327,004	10,389,223	834,603	404,798	(1,304,662)	-	27,377,786	5,293	27,383,079
Net income for the period	-	-	-	-	-	-	-	-	2,225,881	2,225,881	1,140	2,227,021
Other comprehensive income
Adjustment of actuarial liabilities - restatement of obligations of the defined benefit plans, net of taxes	-	-	-	-	-	-	-	7,264	-	7,264	-	7,264
Comprehensive income for the period	-	-	-	-	-	-	-	7,264	2,225,881	2,233,145	1,140	2,234,285
Realization of PP&E deemed cost	-	-	-	-	-	-	(5,917)	-	5,917	-	-	-
Interest on equity	-	-	-	-	-	-	-	-	(1,137,764)	(1,137,764)	-	(1,137,764)
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	(740)	(740)
BALANCES ON JUNE 30, 2025	14,308,909	393,093	2,024,818	327,004	10,389,223	834,603	398,881	(1,297,398)	1,094,034	28,473,167	5,693	28,478,860

The accompanying notes are an integral part of this interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
CASH FLOW FROM OPERATIONS
Net income for the period		2,227,021	2,841,477	2,225,881	2,840,381
Adjustments to reconcile net income to net cash flows:
Current and deferred income tax and social contribution	8	364,835	811,152	(65,318)	44,067
Depreciation and amortization	22c	732,240	667,452	124	71
Write-off of net residual value of assets and impairment		74,799	42,869	-	-
Gain on disposal of assets		-	(42,989)	-	-
Refund of tariff subsidies		(638,368)	-	-	-
Share of loss (gain), net, of subsidiaries and joint ventures	11	(119,537)	(129,212)	(2,211,366)	(2,593,461)
Remeasuring of concession financial and concession contract assets		(652,344)	(684,709)	-	-
RBSE remeasurement (RBSE = Basic Network of Existing Services)	12	219,168	-	-	-
Interest and monetary variation		621,508	417,964	(50,881)	(63,927)
Exchange variation on loans	23	-	273,485	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	16	(177,892)	(512,852)	-	-
Reversal of amounts refundable to customers		-	(410,626)	-	-
Appropriation of transaction costs	17	12,431	8,392	-	-
Expected credit losses	22	53,726	153,153	(87)	9,309
Provision for contingencies	19	251,690	(327,046)	31,452	30,470
Net gain on derivative instruments at fair value through profit or loss		-	(112,050)	-	-
CVA (Parcel A items Compensation) Account and other financial components in tariff adjustments	9	(196,714)	(19,119)	-	-
Post-employment obligations	18	211,729	243,837	31,928	30,844
Other		(3,228)	(6,841)	(1,404)	-
		2,981,064	3,214,337	(39,671)	297,754
(Increase) decrease in assets
Receivables from customers, traders and concession holders	7	(132,092)	64,273	33,649	4,251
Tariff Subsidy Reimbursement	9	207,966	-	-	-
Recoverable taxes		(94,752)	36,632	(1,828)	8,818
Income tax and social contribution tax credits		(116,646)	236,053	89,858	122,938
Escrow deposits		30,157	61	14,381	(12,928)
Contractual assets and concession financial assets	9 e 10	396,981	515,649	-	-
Other		(191,195)	(90,246)	16,566	(17,988)
		100,419	762,422	152,626	105,091
Increase (decrease) in liabilities
Suppliers	15	128,739	(257,013)	16,027	11,113
Income tax and social contribution tax payable	16	(82,603)	(148,610)	(104,228)	(168,027)
Payroll and related charges		38,387	100,168	1,791	7,135
Regulatory charges		75,614	(8,493)	-	-
Post-employment contributions paid	18	(170,043)	(257,971)	(14,251)	(12,432)
PIS/Pasep and Cofins refundable to customers	16	-	(373)	-	-
Accounts payable related to energy generated by consumers		239,640	185,657	-	-
Other		(270,291)	(249,886)	(27,132)	1,229
		(40,557)	(636,521)	(127,793)	(160,982)
Cash from operations activities		3,040,926	3,340,238	(14,838)	241,863
Interest received		187,607	101,344	23,260	29,575
Dividends and interest on equity received	11	107,723	212,939	1,967,599	1,615,590
Interest paid on debentures	17	(526,396)	(442,424)	-	-
Interest paid on leasing contracts	14	(2,914)	(2,550)	(4)	(5)
Income tax and social contribution tax paid		(460,775)	(282,248)	(21,392)	(13,784)
Settlement of derivative financial instruments	25	-	(6,524)	-	-
NET CASH FROM OPERATING ACTIVITIES		2,346,171	2,920,775	1,954,625	1,873,239

INVESTING ACTIVITIES
Investments in marketable securities		(10,155,781)	(6,275,493)	(1,035,591)	(2,043,102)
Redemptioms in marketable securities		9,409,775	5,654,766	742,943	1,805,211
Investments in Restricted cash		(1,318,152)	-	(406,780)	-
Redemptions of restricted funds		1,508,252	-	415,731	-
Acquisition of equity investees and contributions to investees		(593)	(16,358)	(177,000)	(180,150)
Sale of PP&E	27	-	100,887	-	-
Reduction of share capital in investee		-	47,932	-	-
Property, plant and equipment	12	(307,229)	(275,146)	-	-
Intangible assets	13	(70,505)	(116,213)	(1,341)	(1,317)
Contract assets - distribution of gas and energy infrastructure	10	(2,332,673)	(1,910,406)	-	-
NET CASH USED IN INVESTING ACTIVITIES		(3,266,906)	(2,790,031)	(462,038)	(419,358)

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

FINANCING ACTIVITIES
Proceeds from debentures, net	17	4,965,036	1,946,302	-	-
Interest on equity and dividends paid		(1,775,716)	(1,437,823)	(1,775,266)	(1,437,823)
Payment of debentures	17	(2,368,868)	(575,916)	-	-
Leasing liabilities paid	14	(40,154)	(36,540)	(115)	(136)
NET CASH FLOWS PROVIDE BY/ USED IN FINANCING ACTIVITIES		780,298	(103,977)	(1,775,381)	(1,437,959)
Net (decrease) increase in cash and cash equivalents		(140,437)	26,767	(282,794)	15,922
Cash and cash equivalents at the beginning of the period	5	1,898,224	1,537,482	417,258	187,691
Cash and cash equivalents at the end of the period	5	1,757,787	1,564,249	134,464	203,613

The accompanying notes are an integral part of this interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025, AND 2024

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
REVENUES
Sales of energy, gas and services	24,174,225	22,525,331	2,303,103	2,274,917
Energy and gas distribution construction revenue	2,472,992	2,047,640	-	-
Transmission construction revenue	245,474	168,285	-	-
Interest revenue arising from the financing component in the transmission contract asset	203,848	285,822	-	-
RBSE Remeasurement (EBTN)(Existing Basic Transmission Network)	(219,168)	-	-	-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	79,821	53,209	-	-
Revenue from the construction of own assets	225,954	57,999	-	-
Estimated credit losses	(53,726)	(153,153)	87	(9,309)
	27,129,420	24,985,133	2,303,190	2,265,608

INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(9,507,808)	(7,780,591)	(2,065,796)	(1,728,568)
Charges for use of national grid	(1,730,224)	(1,849,699)	63	(63)
Outsourced services	(2,354,749)	(1,963,605)	(11,993)	(8,021)
Gas bought for resale	(1,236,761)	(1,293,975)	-	-
Materials	(1,432,351)	(1,034,999)	(80)	(65)
Other costs	(609,966)	(66,676)	(40,933)	(32,017)
	(16,871,859)	(13,989,545)	(2,118,739)	(1,768,734)

GROSS VALUE ADDED	10,257,561	10,995,588	184,451	496,874

RETENTIONS
Depreciation and amortization	(732,240)	(666,321)	(124)	(71)
NET ADDED VALUE PRODUCED BY THE COMPANY	9,525,321	10,329,267	184,327	496,803

ADDED VALUE RECEIVED BY TRANSFER
Share of income, net, of associates and joint ventures	119,537	129,212	2,211,366	2,593,461
Gain on financial updating of the Concession Grant Free	257,316	235,636	-	-
Generation indemnity revenue	58,129	42,030	-	-
Financial revenues	610,558	1,017,067	67,370	95,260
	1,045,540	1,423,945	2,278,736	2,688,721

ADDED VALUE TO BE DISTRIBUTED	10,570,861	11,753,212	2,463,063	3,185,524

DISTRIBUTION OF ADDED VALUE

Employees	996,274	1,048,397	64,031	64,006
Direct remuneration	635,470	599,464	24,405	20,600
Post-employment obligations and other benefits	298,022	334,732	37,004	35,141
FGTS fund	37,391	36,053	1,787	2,049
Scheduled Voluntary Separation Program	25,391	78,148	835	6,216

Taxes	6,299,793	6,831,879	172,270	280,814
Federal	3,567,876	4,212,049	46,843	157,203
State	2,723,312	2,612,787	125,286	123,453
Municipal	8,605	7,043	141	158

Remuneration of external capital	1,047,773	1,031,459	881	323
Interest	1,040,147	1,025,134	859	306
Rentals	7,626	6,325	22	17

Remuneration of own capital	2,227,021	2,841,477	2,225,881	2,840,381
Interest on capital	1,137,764	816,046	1,137,764	816,046
Retained Earnings	1,088,117	2,024,335	1,088,117	2,024,335
Non-controlling interest in retained earnings	1,140	1,096	-	-
	10,570,861	11,753,212	2,463,063	3,185,524

The accompanying notes are an integral part of these interfim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

Cemig

Companhia Energética de Minas Gerais (‘Cemig’, ´Parent company’ or ‘Cemig Holding’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’).

On July 8, 2025, BME - Bolsa y Mercados Españoles Sistemas de Negociación approved Cemig’s request to delist its equity securities from the Mercado de Valores Latino-Americanos (Latibex), with the delisting becoming effective on July 10, 2025.

The Cemig is an entity domiciled in Brazil, at Avenida Barbacena, nº 1200, Santo Agostinho neighborhood, in Belo Horizonte, Minas Gerais. Constituted to operate in the trading of electric power and as holding company, with interests in subsidiaries and jointly controlled entities, whose objects are construction and operation of systems for generation, transformation, transmission, distribution and sale of energy. And Cemig operates in areas such as gas distribution, distributed generation services and energy efficiency solutions.

The operations of the Cemig and its subsidiaries are divided into 6 segments: Generation, Transmission, Trading, Distribution, Gas and Investees.

The Company's interim financial information covers the Company and its subsidiaries.

On June 30, 2025, the Company had positive net consolidated working capital (as defined as consolidated current assets less consolidated current liabilities) of R$60,887 (negative of R$1,913,226 on December 31, 2024). The Company has been raising funds from third parties to support its investment program. In the first half of 2025, the subsidiaries Cemig D and Cemig GT raised funds through the issuance of debentures in the amounts of R$4,395,000 and R$625,000, respectively.

Management monitors the Company’s cash flow and evaluates measures to adjust its equity situation as necessary. The Company has achieved positive operational cash flow and profitability, as shown in our consolidated statements of income and cash flows.

The Company estimates that the cash balances, and cash flow from operations and financing activities, are sufficient to meet the needs for working capital, investments, debt servicing, and other cash needs in the next 12 months. The Company also has existing credit lines at the financial institutions with which it operates.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Acquisition of Timóteo-Mesquita Transmission Company

On February 26, 2025, Cemig GT signed the Asset Purchase and Sale Agreement (Contrato de Compra e Venda de Ativos, or ‘CCVA’) for the acquisition of the entire share capital of the Empresa de Transmissão Timóteo-Mesquita (ETTM) owned by the Fram Capital Group.

The price negotiated was R$30 million and the Annual Permitted Revenue (Receita Anual Permitida, or ‘RAP’) of the assets is R$5.7 million. ETTM's transmission assets are connected to the 230 kV Basic Grid owned by Cemig, located in the Vale do Aço region of Minas Gerais.

The closing of the transaction is subject to compliance with the usual conditions precedent for this type of operation, including the approval of CADE and Aneel.The acquisition is in line with Cemig's Strategic Plan, which provides for investment in transmission assets in the state of Minas Gerais.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The individual and consolidated interim financial information has been prepared in accordance with CPC 21 (R1) / IAS 34 – Interim Financial Reporting, which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

The Company also uses the guidelines contained in the Brazilian Electricity Sector Accounting Manual (MCSE) and the standards defined by Aneel, when these do not conflict with the pronouncements of the CPC or with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

Presentation of the Added Value Statements (Demonstrações do Valor Adicionado, or ‘DVA’) is required by the Brazilian corporate law for listed companies. Under IFRS Accounting Standards this statement is not required and is presented as supplementary information, without prejudice to the financial statements as a whole.

Except for the new rules, or alterations to rules, that came into effect on January 1, 2025, this interim accounting information has been prepared in accordance with principles, practices and criteria consistent with those adopted the preparation of the annual financial statements for the year ended December 31, 2024.

Thus, this interim financial information should be read in conjunction with the said annual financial statements, approved by the Company’s management on March 20, 2025.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

All relevant accounting information inherent to the interim financial statements is properly disclosed and corresponds to the information used by Management in its decision-making process.

The Company's Board of Directors authorized the issuance of this interim financial information on August 14, 2025.

2.2	New or revised accounting standards applied for the second time in 2025

The changes made to CPC 18 (R3) / IAS 28, ICPC 09, CPC 02 (R2) / IAS 21, CPC 37 (R1) / IFRS 1 and OCPC 10, in force for annual periods beginning January 1, 2025, did not produce significant impacts on the Company's individual and consolidated interim financial statements.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of financial information of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared as of the same reporting date of the Company. Accounting policies are applied uniformly in line with those used by the parent company.

The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	June 30, 2025 and December 31, 2024
	Form of valuation	Direct interest, %
Cemig Geração e Transmissão S.A. (“Cemig GT”)	Consolidation	100.00
Cemig Distribuição S.A. (“Cemig D”)	Consolidation	100.00
Companhia de Gás de Minas Gerais (“Gasmig”)	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A. (“Cemig Sim”)	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	Consolidation	100.00

Further details on the investments are presented in Note 11 to the financial statements.

4.   OPERATING SEGMENTS

Detailed information on the operating segments is disclosed in note 5 to the financial statements for the year ended December 31, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT FROM JANUARY TO JUNE 2025
Account/Description	Energy				Gas	Investees	Total	Eliminations (1)	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	1,581,817	720,431	3,872,779	13,773,425	1,702,579	48,994	21,700,025	(1,069,499)	20,630,526
Intersegments	768,170	277,914	930	22,485	-	-	1,069,499	(1,069,499)	-
Third parties	813,647	442,517	3,871,849	13,750,940	1,702,579	48,994	20,630,526	-	20,630,526

COST OF ENERGY AND GAS	(246,372)	(196)	(3,783,413)	(7,380,231)	(973,949)	(148)	(12,384,309)	1,052,450	(11,331,859)
Intersegments	(20,012)	(77)	(723,878)	(306,965)	-	(1,518)	(1,052,450)	1,052,450	-
Third parties	(226,360)	(119)	(3,059,535)	(7,073,266)	(973,949)	1,370	(11,331,859)	-	(11,331,859)

COSTS, EXPENSES AND OTHER REVENUE (2)
Personnel	(73,142)	(78,453)	(21,196)	(497,993)	(32,304)	(31,592)	(734,680)	-	(734,680)
‘Employees and managers’ income sharing	(8,151)	(8,880)	(5,273)	(52,119)	(4,924)	(9,962)	(89,309)	-	(89,309)
Post-employment obligations	(22,352)	(13,813)	(3,165)	(136,219)	-	(36,180)	(211,729)	-	(211,729)
Materials, outsourced services and other expenses (revenues), net	(114,048)	(241,404)	(16,742)	(1,117,908)	(40,505)	(23,954)	(1,554,561)	17,049	(1,537,512)
Intersegments	(13,697)	(1,362)	-	(1,649)	(105)	(236)	(17,049)	17,049	-
Third parties	(100,351)	(240,042)	(16,742)	(1,116,259)	(40,400)	(23,718)	(1,537,512)	-	(1,537,512)
Depreciation and amortization	(158,339)	(9,695)	(6)	(501,864)	(50,571)	(11,765)	(732,240)	-	(732,240)
Operating provisions and impairment	(13,349)	(9,004)	(7,891)	(281,193)	53	(31,668)	(343,052)	-	(343,052)
Construction costs	-	(192,244)	-	(2,278,650)	(194,341)	-	(2,665,235)	-	(2,665,235)
Total cost of operation	(389,381)	(553,493)	(54,273)	(4,865,946)	(322,592)	(145,121)	(6,330,806)	17,049	(6,313,757)

COSTS, EXPENSES AND OTHER REVENUE	(635,753)	(553,689)	(3,837,686)	(12,246,177)	(1,296,541)	(145,269)	(18,715,115)	1,069,499	(17,645,616)

Equity in earnings of unconsolidated investees	-	-	-	-	-	119,537	119,537	-	119,537

INCOME BEFORE FINANCE INCOME (EXPENSES)	946,064	166,742	35,093	1,527,248	406,038	23,262	3,104,447	-	3,104,447
Finance net income (expenses)	12,056	(9,174)	7,952	(459,539)	(11,094)	(52,792)	(512,591)	-	(512,591)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	958,120	157,568	43,045	1,067,709	394,944	(29,530)	2,591,856	-	2,591,856
Income tax and social contribution tax	(114,513)	3,101	27,501	(205,997)	(129,740)	54,813	(364,835)	-	(364,835)
NET INCOME FOR THE PERIOD	843,607	160,669	70,546	861,712	265,204	25,283	2,227,021	-	2,227,021
Equity holders of the parent	843,607	160,669	70,546	861,712	264,064	25,283	2,225,881	-	2,225,881
Non-controlling interests	-	-	-	-	1,140	-	1,140	-	1,140

(1)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(2)	The information on costs and expenses by nature is segregated according to the internal business model.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT FROM JANUARY TO JUNE 2024
Account/Description	Energy				Gas	Investees	Total	Eliminations (1)	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	1,436,072	599,020	3,408,244	12,297,078	1,653,290	17,380	19,411,084	(917,226)	18,493,858
Intersegments	690,968	195,864	-	19,780	-	10,614	917,226	(917,226)	-
Third parties	745,104	403,156	3,408,244	12,277,298	1,653,290	6,766	18,493,858	-	18,493,858

COST OF ENERGY AND GAS	(169,299)	(187)	(2,924,173)	(6,669,411)	(1,019,005)	(1,856)	(10,783,931)	900,709	(9,883,222)
Intersegments	(16,740)	(73)	(658,175)	(223,483)	-	(2,238)	(900,709)	900,709	-
Third parties	(152,559)	(114)	(2,265,998)	(6,445,928)	(1,019,005)	382	(9,883,222)	-	(9,883,222)

COSTS AND EXPENSES (2)
Personnel	(82,300)	(81,381)	(26,945)	(493,317)	(34,831)	(22,068)	(740,842)	-	(740,842)
‘Employees and managers’ income sharing	(8,651)	(9,040)	(3,865)	(54,260)	-	(6,603)	(82,419)	-	(82,419)
Post-employment obligations	(25,498)	(15,757)	(3,611)	(160,272)	-	(35,538)	(240,676)	-	(240,676)
Materials, outsourced services and other expenses (revenues), net	(114,980)	(43,403)	(14,774)	(1,093,886)	(34,063)	(14,038)	(1,315,144)	16,517	(1,298,627)
Intersegments	(13,266)	(1,237)	-	(1,003)	(91)	(920)	(16,517)	16,517	-
Third parties	(101,714)	(42,166)	(14,774)	(1,092,883)	(33,972)	(13,118)	(1,298,627)	-	(1,298,627)
Depreciation and amortization	(167,253)	119	(10)	(440,312)	(47,812)	(11,053)	(666,321)	-	(666,321)
Operating provisions and impairment	10,884	13,595	(61,590)	187,477	(1,022)	(39,886)	109,458	-	109,458
Construction costs	-	(100,274)	-	(1,937,664)	(109,976)	-	(2,147,914)	-	(2,147,914)
Other revenue	42,989	-	-	-	-	-	42,989	-	42,989
Total cost of operation	(344,809)	(236,141)	(110,795)	(3,992,234)	(227,704)	(129,186)	(5,040,869)	16,517	(5,024,352)

COSTS AND EXPENSES	(514,108)	(236,328)	(3,034,968)	(10,661,645)	(1,246,709)	(131,042)	(15,824,800)	917,226	(14,907,574)

Equity in earnings of unconsolidated investees	-	-	-	-	-	129,212	129,212	-	129,212

INCOME BEFORE FINANCE INCOME (EXPENSES)	921,964	362,692	373,276	1,635,433	406,581	15,550	3,715,496	-	3,715,496
Finance net income (expenses)	(103,798)	(58,351)	14,370	196,678	(29,096)	(82,670)	(62,867)	-	(62,867)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	818,166	304,341	387,646	1,832,111	377,485	(67,120)	3,652,629	-	3,652,629
Income tax and social contribution tax	(131,333)	(63,088)	(94,634)	(449,336)	(122,654)	49,893	(811,152)	-	(811,152)
NET INCOME FOR THE PERIOD	686,833	241,253	293,012	1,382,775	254,831	(17,227)	2,841,477	-	2,841,477
Equity holders of the parent	686,833	241,253	293,012	1,382,775	253,735	(17,227)	2,840,381	-	2,840,381
Non-controlling interests	-	-	-	-	1,096	-	1,096	-	1,096

(1)	The reconciliation between the values of the disclosable segments and the accounting information on revenues and costs represents the operations between the consolidated companies (eliminations).
(2)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (“CODM”) for decision-making purposes, which is the Executive Board

5.   CASH AND CASH EQUIVALENTS

	Indexer	Average rate per year		Consolidated		Parent company
		Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Bank accounts				167,343	269,232	2,156	18,375
Cash equivalents
Bank certificates of deposit (CDBs) (1)	CDI	70% to 111%	80% to 111%	1,207,021	1,469,776	34,261	397,446
Overnight (2)	Pre-fixed	14.60% to 14.90%	11.91% to 12.15%	383.423	159,216	98,047	1,437
				1,590,444	1,628,992	132,308	398,883
Total				1,757,787	1,898,224	134,464	417,258

(1)	For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed. Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

The main events that impacted the Company’s total Cash and Cash Equivalents during the first half of 2025 were the debenture issuances by Cemig D and Cemig GT, as well as the investments made by Cemig D and Gasmig.

In March 2025, Cemig GT completed the financial settlement of its 10th debenture issuance, resulting in a cash inflow, net of transaction costs, of R$621,734. In the same month, Cemig D completed the financial settlement of its 12th and 13th debenture issuance, in March and April, respectively, with cash inflow net of transaction costs, totaling BRL 4,343,302.

Conversely, in line with its current investment policy, the Company invested BRL 2,332,673 in electricity and gas distribution infrastructure during the first half of the year, in addition to paying BRL 1,775,716 in dividends and interest on equity.

Note 25 gives: (i) the exposure of the Cemig and its subsidiaries to interest rate risk and (ii) a sensitivity analysis for financial assets and liabilities. Financial investments in a reserved investment fund are shown in note 24.

6.   MARKETABLE SECURITIES

	Indexer	Average rate per year		Consolidated		Parent company
		Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Current
Bank Deposit Certificates (CDBs)	CDI	102.5% to 102.8%	-	390,602	-	78,889	-
Financial Notes (LFs) - Banks	CDI	103.5% to 110.02%	104.2% to 112%	278,546	279,469	71,229	2,523
Treasury Financial Notes (LFTs)	Selic variation	15.04% to 15.12%	12.41% to 12.45%	546,429	72,422	139,731	654
Others				5,493	6,022	1,507	566
				1,221,070	357,913	291,356	3,743
Non-current
Bank Deposit Certificates (CDBs)	CDI	102.5% to 102.8%	-	882	-	77	-
Financial Notes (LFs) - Banks	CDI	103.5% to 110.02%	104.2% to 112%	55,557	134,606	14,207	1,215
				56,439	134,606	14,284	1,215
Total				1,277,509	492,519	305,640	4,958

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The increase in the total amount of Marketable Securities is mainly due to the investment of funds from the financial settlement of Cemig GT’s 10th debenture issuance and Cemig D’s 12th and 13th debenture issuance.

Note 25 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 24.

The Cemig and its subsidiaries consistently classify the income related to these securities as part of the cash flow of the investment activity, because they believe that this is the most appropriate presentation to properly reflect the activities.

7.   RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

Consolidated
Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2025	Dec. 31, 2024
Billed supply – energy	1,634,364	692,376	527,938	1,094,106	3,948,784	3,734,657
Billed supply – gas	165,299	35,910	224,803	-	426,012	394,298
Unbilled supply - energy and gas	1,318,835	-	-	-	1,318,835	1,288,438
Unbilled supply - gas	24,365	-	-	-	24,365	24,581
Other concession holders - wholesale supply	26,098	40,084	785	47	67,014	99,663
Other concession holders - wholesale supply, unbilled	350,411	-	-	-	350,411	399,646
CCEE (Power Trading Chamber)	43,974	2,199	-	2,134	48,307	117,340
Concession Holders - power transport	44,768	29,023	25,778	57,302	156,871	213,488
Concession Holders - power transport, unbilled	512,495	-	-	-	512,495	428,369
(-) Provision for expected credit losses (a)	(130,870)	(25,574)	(146,197)	(621,914)	(924,555)	(850,307)
	3,989,739	774,018	633,107	531,675	5,928,539	5,850,173

Current assets					5,651,867	5,596,248
Non-current assets					276,672	253,925

Parent company
Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2025	Dec. 31, 2024
Billed supply	27,875	5,266	6,923	46,543	86,607	96,839
Unbilled supply	350,780	-	-	-	350,780	412,111
CCEE (Power Trading Chamber)	-	37,914	-	-	37,914	-
(-) Provision for expected credit losses	-	(296)	(4,811)	(45,607)	(50,714)	(50,801)
	378,655	42,884	2,112	936	424,587	458,149

Current assets					421,758	454,286
Non-current assets					2,829	3,863

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the changes in the expected credit losses are as follows:

	Consolidated	Parent company
Balance on December 31, 2024	850,307	50,801
Additions (reversals), net (Note 22c)	53,726	(87)
Reversals written off	20,522	-
Balance on June 30, 2025	924,555	50,714

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.   INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income tax and social contribution tax recoverable

Consolidated		Parent company
Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024

Income tax	530,388	501,102	284,242	249,641
Social contribution tax	134,093	88,529	38,795	(10,539)
Total	664,481	589,631	323,037	239,102

Current	152,812	7,283	-	-
Non-current	511,669	582,348	323,037	239,102

b)	Income tax and social contribution tax payable

Consolidated
	Jun. 30, 2025	Dec. 31, 2024
Current
Income tax	139,191	119,135
Social contribution tax	20,069	43,840
Total	159,260	162,975

c)	Deferred income tax and social contribution tax

	Consolidated
	Dec. 31, 2024	Income statement	Comprehensive income	Other	Jun. 30, 2025
Deferred tax assets
Tax loss carryforwards	955,600	(12,311)	-	-	943,289
Provisions	619,254	33,717	-	-	652,971
Impairment on investments	17,013	(420)	-	-	16,593
Income sharing provision	29,933	(2,477)	-	-	27,456
Post-employment obligations	1,465,561	14,159	(3,742)	-	1,475,978
Estimated credit losses	350,420	37,896	-	-	388,316
Onerous concession	11,943	230	-	-	12,173
Right of use	134,728	(17)	-	-	134,711
Others	17,016	(3,069)	-	-	13,947
Total	3,601,468	67,708	(3,742)	-	3,665,434

Deferred tax liabilities
Deemed cost	(147,235)	1,983	-	-	(145,252)
Fair value of assets acquired in business combination	(339,180)	32,646	-	-	(306,534)
Borrowing costs capitalized	(198,757)	(9,185)	-	-	(207,942)
Adjustment to expectation of cash flow - Concession assets	(387,204)	(41,168)	-	-	(428,372)
Adjustment of contract assets	(1,399,690)	69,362	-	-	(1,330,328)
Fair value adjustment of derivative financial instruments	(496)	418	-	-	(78)
Reimbursement of costs - GSF	(183,638)	22,568	-	-	(161,070)
Lease liabilities	(119,617)	1,032	-	-	(118,585)
Others	(35,220)	(1,975)	-	(3,576)	(40,771)
Total	(2,811,037)	75,681	-	(3,576)	(2,738,932)
Total, net	790,431	143,389	(3,742)	(3,576)	926,502

Total Assets shown in the Statements of Financial Position	2,333,721				2,348,044
Total Liabilities shown in the Statements of Financial Position	(1,543,290)				(1,421,542)

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Parent Company
	Dec. 31, 2024	Income statement	Comprehensive income	Jun. 30, 2025
Deferred tax assets
Tax loss carryforwards	867,070	53,793	-	920,863
Provisions for contingencies	112,708	4,550	-	117,258
Income sharing provision	2,806	(610)	-	2,196
Post-employment obligations	183,715	6,009	386	190,110
Estimated credit losses	17,856	(29)	-	17,827
Right of use	956	(11)	-	945
Others	848	(36)	-	812
Total	1,185,959	63,666	386	1,250,011

Deferred tax liabilities
Fair value of assets acquired in business combination	(95,197)	1,632	-	(93,565)
Lease liabilities	(822)	20	-	(802)
Total	(96,019)	1,652	-	(94,367)
Total, net	1,089,940	65,318	386	1,155,644

Total Assets shown in the Statements of Financial Position	1,089,940			1,155,644

Unrecognized Temporary Differences

As of June 30, 2025, and December 31, 2024, due to the likelihood of generating sufficient future taxable profits, there are no unrecognized deferred tax assets related to tax losses and negative bases.

Uncertainties in the treatment of taxes on income

In its Financial Statements of June 30, 2025, and December 31, 2024, the Company did not recognize any amounts related to uncertainties over Income Tax Treatments recognized in its interim financial statements.

d)	Reconciliation of income tax and social contribution tax effective rate

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Income before income tax and social contribution tax	2,591,856	3,652,629	2,160,563	2,884,448
Income tax and social contribution tax - nominal expense (34%)	(881,231)	(1,241,894)	(734,591)	(980,712)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	29,402	32,857	409,014	647,770
Tax incentives	63,952	62,403	-	1,049
Difference between Presumed Income and Real Income	61,691	44,500	-	-
Non-deductible penalties	(44,068)	(5,152)	129	(46)
Interest on equity declared	386,840	277,456	386,840	277,456
Selic rate on tax overpayments	5,448	22,223	3,945	6,199
Other	13,131	(3,545)	(19)	4,217
Income tax and Social Contribution - effective gain (expense)	(364,835)	(811,152)	65,318	(44,067)
Current tax	(508,224)	(409,241)	-	(41,436)
Deferred tax	143,389	(401,911)	65,318	(2,631)
	(364,835)	(811,152)	65,318	(44,067)
Effective rate	14.08%	22.21%	-3.02%	1.53%

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun/2025	Apro to Jun/2024	Apr to Jun/2025	Apro to Jun/2024
Income before income tax and social contribution tax	1,378,090	2,150,923	1,172,554	1,697,609
Income tax and social contribution tax - nominal expense (34%)	(468,551)	(731,314)	(398,668)	(577,187)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	15,428	1,431	207,635	411,611
Tax incentives	28,470	29,534	-	70
Difference between Presumed Income and Real Income	32,420	16,054	-	-
Non-deductible penalties	(21,347)	18,408	(59)	(18)
Interest on equity declared	202,898	146,101	202,898	146,101
Selic rate on tax overpayments	2,994	19,512	2,067	4,539
Other	17,879	37,937	1,206	5,268
Income tax and Social Contribution - effective gain (expense)	(189,809)	(462,337)	15,079	(9,616)
Current tax	(249,538)	(149,309)	-	(10,930)
Deferred tax	59,729	(313,028)	15,079	1,314
	(189,809)	(462,337)	15,079	(9,616)
Effective rate	13.77%	21.49%	-1.29%	0.57%

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2025	Dec. 31, 2024
Concession financial assets
Energy distribution concessions	3,095,447	2,714,876
Gas distribution concessions	95,152	92,131
Indemnifiable receivable - Generation (9.1)	928,664	870,535
Concession grant fee - Generation concessions (9.2)	3,179,081	3,098,247
	7,298,344	6,775,789
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (9.3)	1,576,345	1,295,625
Total assets	8,874,689	8,071,414

Concession financial liabilities
Amounts receivable from Parcel A (CVA) and Other Financial Components (9.3)	-	(16,470)
Total liabilities	-	(16,470)

Current assets	1,232,360	1,190,020
Non-current assets	7,642,329	6,881,394
Current liabilities	-	(16,470)

The changes in concession financial assets related to infrastructure are as follows:

	Distribution	Generation	Gas	Consolidated
Balance on December 31, 2024	2,714,876	3,968,782	92,131	6,775,789
Transfers of contract assets	301,265	-	-	301,265
Monetary updating	79,821	315,445	3,021	398,287
Amounts received	(515)	(175,239)	-	(175,754)
Classification as held for sale	-	(1,243)	-	(1,243)
Balance on June 30, 2025	3,095,447	4,107,745	95,152	7,298,344

9.1	Generation - Indemnity receivable

The movement in the balance is as follows:

Generation plant	Concession expiration date	Installed capacity (MW) (1)	Net balance of assets on December 31, 2024	Financial Update	Net balance of assets on June 30, 2025
Lot D
UHE Três Marias	July 2015	396.00	225,461	15,056	240,517
UHE Salto Grande	July 2015	102.00	115,666	7,725	123,391
UHE Itutinga	July 2015	52.00	13,629	910	14,539
UHE Camargos	July 2015	46.00	26,492	1,769	28,261
PCH Piau	July 2015	18.01	5,911	395	6,306
PCH Gafanhoto	July 2015	14.00	7,088	473	7,561
PCH Peti	July 2015	9.40	8,181	546	8,727
PCH Dona Rita	Sep. 2013	2.41	2,120	141	2,261
PCH Tronqueiras	July 2015	8.50	11,169	683	11,852
PCH Joasal	July 2015	8.40	8,469	565	9,034
PCH Martins	July 2015	7.70	6,013	401	6,414
PCH Cajuru	July 2015	7.20	25,480	1,701	27,181
PCH Paciência	July 2015	4.08	5,601	374	5,975
PCH Marmelos	July 2015	4.00	3,254	218	3,472
Others
UHE Volta Grande	Feb. 2017	380.00	488	32	520
UHE Miranda	Dec. 2016	408.00	122,740	8,197	130,937
UHE Jaguara	Aug. 2013	424.00	186,303	12,503	198,806
UHE São Simão	Jan. 2015	1,710.00	96,470	6,440	102,910
		3,601.70	870,535	58,129	928,664

(1)	Data not reviwed by external auditors.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.2	Concession grant fee - Generation concessions

The changes in concession financial assets are as follows:

Consolidated	Plants	Dec. 31, 2024	Interest	Amounts received	Classification as held for sale	Jun. 30, 2025
Cemig Geração e Transmissão S.A.	Três Marias	1,771,968	139,343	(94,156)	-	1,817,155
Cemig Geração e Transmissão S.A.	Salto Grande	556,444	43,922	(29,693)	-	570,673
Cemig Geração Itutinga S.A.	Itutinga	211,141	18,386	(12,624)	-	216,903
Cemig Geração Camargos S.A.	Camargos	158,222	13,700	(9,398)	-	162,524
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	186,386	19,079	(13,223)	(614)	191,628
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	142,332	14,243	(10,041)	(130)	146,404
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	71,754	8,643	(6,104)	(499)	73,794
Total		3,098,247	257,316	(175,239)	(1,243)	3,179,081

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.3	Account for compensation of variation of parcel A items (CVA) and Other financial components

	Dec. 31, 2024	Additions	Amortization	Update	Transfer	Jun. 30, 2025	Amortization	Constitution	Current	Non-current
Sectoral financial assets
Active CVA	140,938	684,878	(773,052)	115,243	265,552	433,559	332,914	100,645	293,041	140,518
Energy aquisition (CVA energy)	320,591	563,641	(472,635)	86,584	(40,849)	457,332	244,641	212,691	214,726	242,606
Itaipu energy costs	(78,453)	-	-	-	(41,614)	(120,067)	(96,889)	(23,178)	(98,949)	(21,118)
Program of Incentives for Alternative Electricity Sources – PROINFA	6,293	24,204	(2,651)	1,357	(707)	28,496	28,496	-	28,496	-
Transport basic charges	249,572	18,927	(184,213)	18,221	151,693	254,200	217,138	37,062	220,433	33,767
Transport of Itaipu supply	(4,001)	-	(31,397)	773	17,882	(16,743)	(9,676)	(7,067)	(10,304)	(6,439)
System service charges – ESS	(221,511)	78,106	(72,703)	8,080	182,051	(25,977)	84,810	(110,787)	74,963	(100,940)
CDE	(131,553)	-	(9,453)	228	(2,904)	(143,682)	(135,606)	(8,076)	(136,324)	(7,358)
Other sectoral financial assets	1,154,687	285,744	(465,514)	116,888	50,981	1,142,786	(240,968)	1,383,754	595,039	547,747
Quotas from nuclear energy	89,457	33,476	(56,115)	7,374	50,235	124,427	103,246	21,181	105,129	19,298
Neutrality of Parcel A	89,865	207,731	(80,963)	7,995	59,851	284,479	216,905	67,574	222,912	61,567
Estimated neutrality on distributed generation credits	692,843	48,110	-	74,364	-	815,317	-	815,317	815,317	-
Energy overcontracting	407,148	(23,786)	(317,880)	6,433	304,071	375,986	151,886	224,100	171,806	204,180
Tariff refunds	(71,675)	-	-	-	(47,419)	(119,094)	(99,991)	(19,103)	(103,184)	(15,910)
Other	(52,951)	20,213	(10,556)	20,722	(315,757)	(338,329)	(613,014)	274,685	(616,941)	278,612
Total sectorial financial assets	1,295,625	970,622	(1,238,566)	232,131	316,533	1,576,345	91,946	1,484,399	888,080	688,265
Sectoral financial liabilities
Passive CVA	(138,939)	(354,935)	855,021	(95,595)	(265,552)
Energy aquisition (CVA energy)	(326,512)	(397,753)	757,974	(74,558)	40,849	-	-	-	-	-
Itaipu energy costs	(73,023)	(38,773)	78,250	(8,068)	41,614	-	-	-	-	-
Program of Incentives for Alternative Electricity Sources – Proinfa	(9,431)	-	8,929	(205)	707	-	-	-	-	-
Transport basic charges	155,288	-	(3,595)	-	(151,693)	-	-	-	-	-
Transport of Itaipu supply	33,716	(16,571)	1,398	(661)	(17,882)	-	-	-	-	-
System service charges – ESS	71,327	113,483	-	(2,759)	(182,051)	-	-	-	-	-
CDE	9,696	(15,321)	12,065	(9,344)	2,904	-	-	-	-	-
Other sectoral financial liabilities	122,469	(414,791)	379,363	(31,051)	(55,990)	-	-	-	-	-
Share of nuclear energy	49,012	-	1,223	-	(50,235)	-	-	-	-	-
Neutrality of Parcel A	34,049	(976)	27,196	(418)	(59,851)	-	-	-	-	-
Energy over contracting	304,071	-	-	-	(304,071)	-	-	-	-	-
Tariff refunds	(31,223)	(64,813)	51,220	(2,603)	47,419	-	-	-	-	-
Other	(233,440)	(349,002)	299,724	(28,030)	310,748	-	-	-	-	-
Total sectoral financial liabilities	(16,470)	(769,726)	1,234,384	(126,646)	(321,542)	-	-	-	-	-
Total sectoral financial assets and liabilities (net)	1,279,155	200,896	(4,182)	105,485	(5,009)	1,576,345	91,946	1,484,399	888,080	688,265

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Annual Tariff Adjustment

On May 20, 2025, ANEEL approved the results of Cemig D’s Annual Tariff Adjustment, effective until May 27, 2026. The average impact on consumers was 7.78%, with an average increase of 9.45% for consumers connected to High Voltage and 7.03% for those connected to Low Voltage. For residential consumers connected to Low Voltage, the average adjustment was 6.86%.

Voltage Level	Average Effect on the Consumer
High and Medium Voltage – Group A	9.45%
Low Voltage – Group B	7.03%
Average Adjustment	7.78%

This result stems from the adjustment of cost components in Parcel A and Parcel B, calculated in accordance with PRORET (Tariff Regulation Procedures), for the determination of the Required Revenue; the inclusion of financial components calculated in the current tariff adjustment to be offset over the following 12 months; and the removal of financial components established in the previous tariff process, which remained in effect until the date of the current adjustment.

In the composition of the average effect, the variation in Parcel A costs contributed 6.12%, the update of Parcel B accounted for 1.36%, reflecting, among other factors, the accumulated IPCA variation of 5.53% from May 2024 to April 2025, and the financial components were responsible for the remaining 0.3%.

10.	CONCESSION CONTRACT ASSETS

Consolidated
Jun. 30, 2025	Dec. 31, 2024
Distribution - Infrastructure assets under construction	5.319.827	4,421,329
Gas - Infrastructure assets under construction	725.346	553,770
Transmission - National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1.276.455	1,616,179
Transmission - Assets remunerated by tariff	5.032.043	4,875,636
Total	12.353.671	11,466,914

Current	1.109.923	1,140,037
Non-current	11.243.748	10,326,877

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Consolidated
Balance on December 31, 2024	6,491,815	4,421,329	553,770	11,466,914
Additions (1)	245.474	2.212.700	192.114	2.650.288
Monetary updating	203.848	-	-	203.848
Realization	(414.446)	-	-	(414.446)
RBSE Revaluation RBSE (2)	(219.168)	-	-	(219.168)
Other additions	975	-	-	975
Transfers of financial assets	-	(301.265)	-	(301.265)
Transfers to intangible assets	-	(1.012.937)	(20.538)	(1.033.475)
Balance on June 30, 2025	6.308.498	5.319.827	725.346	12.353.671

(1)	Additions in the distribution segment reflect investments made by Cemig D, in line with the Distribution Development Plan (PDD). The PDD involves the execution of projects linked to the electric power system, associated with the expansion, reinforcement, refurbishment, and renewal of Cemig D’s assets. In the first half of 2025, highlights included investments in major urban, rural, and complementary service projects totaling BRL 751,695; reinforcement and refurbishment of medium- and low-voltage networks, as well as operation and maintenance, totaling BRL 374,810; and expansion and reinforcement of high-voltage infrastructure, totaling BRL 610,663. Additions in the gas segment reflect investments made by Gasmig, in line with the Centro-Oeste Project, which includes the planned construction of an additional 300 km of gas pipelines, scheduled for completion in the second half of 2026.
(2)	In Note 22c, this amount is presented net of PIS/Pasep and Cofins.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Distribution Segment

The amount of additions in the period from January to June 2025 includes R$72,141 (R$35,260 in the first half of 2024) As capitalized financial charges, as presented in note 17. The average rate used to determine the amount of borrowing costs eligible for capitalization was 13.83%. The nature of additions to contract assets and intangible assets is presented in Note 22b.

The capitalization of financial charges is a non-cash transaction, and therefore is not reflected in the Cash Flow Statements.

Transmission Segment

Basic Network of the Existing System (RBSE)

On June 10, 2025, ANEEL published Resolution No. 3,469, which amended the Allowed Annual Revenue (RAP) related to the financial component of the Basic Network of the Existing System (RBSE) assets, previously approved by Resolution No. 2,852/2021.

The main change involved the application base of the cost of equity used to calculate the component, with the amortization phase being split into two cash flows: one referred to as 'non-contentious' (payments not suspended by injunctions) and the other as 'contentious' (payments suspended by injunctions), with effective payment dates starting on July 1, 2017, and July 1, 2020, respectively, each with a duration of eight years.

As a result, the remuneration based on the cost of equity was applied exclusively to the contentious flow, for the period from 2017 to 2020 (the year of effective payment).

The RAPs approved and processed up to the 2024/2025 cycle were considered finalized, and the residual amounts were accommodated in the remaining payments for the 2025/2026 to 2027/2028 cycles, in uniform flows.

Due to the changes introduced by the resolution, the Company remeasured the RBSE contractual asset and recorded a reduction of BRL 219,168 as of June 30, 2025.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.	INVESTMENTS

Investees	Consolidated		Parent company
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Jointly controlled
Taesa	1,757,572	1,615,340	1,757,572	1,615,340
Guanhães Energia	178,172	172,300	-	-
Cachoeirão	46,991	44,893	-	-
Pipoca	48,220	54,041	-	-
Aliança Norte (1)	382,555	419,414	-	-
Amazônia Energia (1)	635,782	696,686	-	-
Paracambi	104,046	105,013	-	-
UFVs (2)	121,953	113,333	-	-
Subsidiary
Cemig Geração e Transmissão	-	-	10,642,254	11,734,032
Cemig Distribuição	-	-	12,124,096	11,281,256
Gasmig	-	-	1,667,702	1,581,321
Cemig Sim	-	-	947,857	754,515
Sete Lagoas	-	-	87,623	87,605
	3,275,291	3,221,020	27,227,104	27,054,069

(1)	Indirect interest in the Belo Monte plant through these investees.
(2)	Set of photovoltaics bussiness, in which the investee Cemig Sim has a interest.

For the period ended on June 30, 2025, management evaluates if of potential decline in value of assets, as referred to in CPC 01/ IAS 36 - Impairments of Assets. It was found that there are no indications of a loss in the recoverable value.

a) Movement of the right to exploitation of the regulated activity

Consolidated
Investidas	Dec. 31, 2024	Amortization	Jun. 30, 2025
Cemig Geração e Transmissão
Paracambi	68,985	(1,250)	67,735
Taesa	123,499	(4,660)	118,839
Cemig Sim - UFVs	6,029	(168)	5,861
Total	198,513	(6,078)	192,435

Parent Company
Investees	Dec. 31, 2024	Amortization	Jun. 30, 2025
Paracambi	68,985	(1,250)	67,735
Taesa	123,499	(4,660)	118,839
Gasmig	355,458	(6,329)	349,129
Sete Lagoas	(3,774)	122	(3,652)
Total	544,168	(12,117)	532,051

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b) Changes in investments in subsidiaries and jointly controlled entities

Consolidated
Investees	Dec. 31, 2024	Gain (loss) by equity method (Statement of income)	Dividends / Interest on equity	Additions	Jun. 30, 2025
Hidrelétrica Cachoeirão	44,893	3,428	(1,330)	-	46,991
Guanhães Energia	172,300	10,571	(4,699)	-	178,172
Hidrelétrica Pipoca	54,041	3,940	(9,761)	-	48,220
Paracambi	105,013	8,098	(9,065)	-	104,046
Amazônia Energia (1)	696,686	(61,217)	-	313	635,782
Aliança Norte (1)	419,414	(37,139)	-	280	382,555
Taesa	1,615,340	183,042	(40,810)	-	1,757,572
UFV Janaúba	4,469	817	(194)	-	5,092
UFV Corinto	9,146	884	-	-	10,030
UFV Manga	11,461	920	-	-	12,381
UFV Bonfinópolis II	6,423	512	-	-	6,935
UFV Lagoa Grande	14,877	1,130	-	-	16,007
UFV Lontra	17,766	1,019	-	-	18,785
UFV Mato Verde	6,390	514	-	-	6,904
UFV Mirabela	4,280	373	-	-	4,653
UFV Porteirinha I	5,251	450	-	-	5,701
UFV Porteirinha II	6,901	504	-	-	7,405
UFV Brasilândia	14,905	1,119	-	-	16,024
UFV Apolo I	5,597	271	-	-	5,868
UFV Apolo II	5,867	301	-	-	6,168
Total Investiment	3,221,020	119,537	(65,859)	593	3,275,291

(1)	Indirect interest in the Belo Monte plant through these investees.

Parent Company
Investees	Dec. 31, 2024	Gain (loss) by equity method (Statement of income)	Dividends / Interest on equity	Additions	Others	Jun. 30, 2025
Cemig Geração e Transmissão	11,734,032	882,146	2,501	(1,976,425)	-	10,642,254
Cemig Distribuição	11,281,256	861,712	5,511	(24,383)	-	12,124,096
Gasmig	1,581,321	257,735	-	(171,354)	-	1,667,702
Cemig Sim	754,515	23,197	-	(6,855)	177,000	947,857
Sete Lagoas	87,605	3,535	-	(3,517)	-	87,623
Taesa	1,615,340	183,041	-	(40,809)	-	1,757,572
Total	27,054,069	2,211,366	8,012	(2,223,343)	177,000	27,227,104

Changes in dividends receivable are as follows

	Consolidated	Parent Company
Balance on December 31, 2024	111,367	2,088,913
Investees’ dividends proposed	65,859	2,223,343
Withholding tax on interest on equity declared by investees	(6,121)	(151,978)
Amounts received	(107,723)	(1,967,599)
Balance on June 30, 2025	63,382	2,192,679

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2025			Dec. 31, 2024
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	249,147	(37,223)	211,924	249,221	(35,570)	213,651
Reservoirs, dams and watercourses	3,344,633	(2,557,107)	787,526	3,339,053	(2,519,660)	819,393
Buildings, works and improvements	1,099,285	(893,597)	205,688	1,095,305	(883,276)	212,029
Machinery and equipment	2,972,819	(2,180,730)	792,089	2,950,542	(2,143,232)	807,310
Vehicles	17,483	(13,474)	4,009	20,128	(15,563)	4,565
Furniture	13,756	(12,081)	1,675	13,662	(11,951)	1,711
	7,697,123	(5,694,212)	2,002,911	7,667,911	(5,609,252)	2,058,659
In progress	1,907,173	-	1,907,173	1,656,446	-	1,656,446
	9,604,296	(5,694,212)	3,910,084	9,324,357	(5,609,252)	3,715,105

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2024	Additions	Settled	Depreciation	Transfers (2)	Jun. 30, 2025
In service
Land (1)	213,651	-	(12)	(1,715)	-	211,924
Reservoirs, dams and watercourses	819,393	-	-	(37,448)	5,581	787,526
Buildings, works and improvements	212,029	-	-	(10,321)	3,980	205,688
Machinery and equipment	807,310	-	(2,519)	(35,752)	23,050	792,089
Vehicles	4,565	-	(56)	(500)	-	4,009
Furniture and utensils	1,711	-	-	(145)	109	1,675
	2,058,659	-	(2,587)	(85,881)	32,720	2,002,911
In progress	1,656,446	307,229	(23,782)	-	(32,720)	1,907,173
	3,715,105	307,229	(26,369)	(85,881)	-	3,910,084

(1)	Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.
(2)	Balance related to the transfer of assets from construction in progress to in-service.

13.	INTANGIBLE ASSETS

Consolidated	Jun. 30, 2025			Dec. 31, 2024
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14,689	(7,296)	7,393	14,689	(6,933)	7,756
Onerous concession	13,599	(10,627)	2,972	13,599	(10,345)	3,254
Assets of concession	28,499,774	(12,191,533)	16,308,241	27,593,554	(11,765,667)	15,827,887
Assets of concession - GSF	1,030,791	(534,357)	496,434	1,030,791	(467,401)	563,390
Others	176,615	(96,637)	79,978	173,982	(90,659)	83,323
	29,735,468	(12,840,450)	16,895,018	28,826,615	(12,341,005)	16,485,610
In progress	352,286	-	352,286	320,290	-	320,290
	30,087,754	(12,840,450)	17,247,304	29,146,905	(12,341,005)	16,805,900

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2024	Additions	Settled	Amortization	Transfers (1)	Jun. 30, 2025
In service
Useful life defined
Temporary easements	7,756	-	-	(363)	-	7,393
Onerous concession	3,254	-	-	(282)	-	2,972
Assets of concession	15,827,887	737	(48,430)	(540,528)	1,068,575	16,308,241
Assets of concession - GSF	563,390	-	-	(66,956)	-	496,434
Others	83,323	-	-	(6,017)	2,672	79,978
	16,485,610	737	(48,430)	(614,146)	1,071,247	16,895,018
In progress	320,290	69,768	-	-	(37,772)	352,286
Net intangible assets	16,805,900	70,505	(48,430)	(614,146)	1,033,475	17,247,304

(1)	Transfers were made from contract assets to intangible assets in the amount of R$1,012,937 in the period from January to June 2025 (R$995,496 in the period from January to June 2024).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.	LEASING

a)	Changes in the right of use assets

Consolidated	Real estate property	Vehicles	Total
Balances on December 31, 2024	263,463	123,707	387,170
Amortization (1)	(8,828)	(23,850)	(32,678)
Disposals (contracts terminated)	(1,455)	-	(1,455)
Addition	4,523	22,671	27,194
Remeasurement (2)	978	86	1,064
Balances on June 30, 2025	258,681	122,614	381,295

(1)	Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$465 in the period from January to June of 2025 (R$399 in the same period of 2024). The weighted average annual amortization rate is 6.62% for Real estate and 39.99% for Vehicles.
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The lease liability is being remeasured with a corresponding adjustment to the right-of-use asset.

b)	Changes in leasing liabilities

Consolidated
Balances on December 31, 2023	429,200
Addition	27,194
Interest incurred (1)	12,740
Leasing paid	(40,154)
Interest in leasing contracts paid	(2,914)
Disposals (contracts terminated)	(838)
Remeasurement (2)	1,064
Balances on June 30, 2025	426,292

Current liabilities	86,030
Non-current liabilities	340,262

(1)	Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$556 in first half of 2025 (R$778 in first half of 2024).
(2)	The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent Company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	649,349	426,292	4,932	2,779
Potential PIS/Pasep and Cofins (9.25%)	34,944	20,311	456	257

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index annually. Below is an analysis of maturity of lease contracts:

Consolidated (nominal)
2025	44.724
2026	89.147
2027	71.566
2028	35.192
2029	31.243
2030 to 2048	377.477
Undiscounted values	649.349
Embedded interest	(223.057)
Lease liabilities	426.292

15.	SUPPLIERS

Consolidated		Parent company
Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024

Energy purchased for resale	1,243,004	1,175,532	345,874	345,444
Energy on spot market - CCEE	342,773	198,621	19,882	-
Charges for use of energy network	250,669	239,751	95	95
Itaipu Binacional	216,086	210,488	-	-
Gas purchased for resale	187,644	215,596	-	-
Materials and services (1)	840,134	911,583	4,353	8,638
Total	3,080,310	2,951,571	370,204	354,177

(1)	The variation is primarily associated with the increase in the PLD (Settlement Price for the Difference Market) in the Southeast/Central-West submarket, which was not offset by the PLD in the Northeast and North submarkets, as these remained at their minimum value for most of the period. Additionally, the unfavorable hydrological conditions observed in the second quarter of 2025 resulted in a low MRE (Energy Reallocation Mechanism) performance, leading to higher pass-through amounts related to Hydrological Risk.
(2)	Includes the balance of R$13,693 related to drawn risk operations, on June 30, 2025.

The exposure of the Company and its subsidiaries to exchange rate and liquidity risks related to suppliers is disclosed in note 25.

16.   TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Current
ICMS	154,155	145,575	21,532	18,401
Cofins (1)	282,474	278,283	45,685	47,039
PIS/Pasep (1)	61,323	60,835	9,864	10,330
INSS	57,850	59,200	2,636	2,732
Other (2)	193,569	180,628	57,605	54,644
	749,371	724,521	137,322	133,146
Non-current
Cofins (1)	400,846	407,721	-	-
PIS/Pasep (1)	87,039	88,532	-	-
	487,885	496,253	-	-
	1,237,256	1,220,774	137,322	133,146
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	30,710	185,699	-	-
ICMS	340,800	340,800	-	-
	371,510	526,499
Non-current			-
PIS/Pasep and Cofins	158,531	166,089		-
	158,531	166,089	-	-
	530,041	692,588

(1)	Include the deferral on the financial remuneration of the contract asset and on the construction and improvement revenues linked to the transmission contracts.

(2)	This includes the retention, at source, of income tax on the Interest on Equity declared. This tax was paid in the subsequent month, in accordance with the tax legislation. More details in note 20.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts of PIS/Pasep and Cofins to be refunded to consumers regarding the credits to be used by Cemig D and Gasmig due to the exclusion of ICMS from the calculation basis of these contributions represent the amounts of R$55,394 (R$208,578 on December 31, 2024) and R$133,847 (R$143,210 on December 31, 2024), respectively. The criteria for refunding Gasmig's PIS/Pasep and Cofins credits to consumers will still be the subject of discussions with the Minas Gerais Development Secretariat.

Movement of amounts to be refunded to consumers

Consolidated
Balances on December 31, 2024	692,588
Consumers refunds (1)	(177,892)
Financial adjustments - Selic	7,036
Other	8,309
Balances on June 30, 2025	530,041

(1)	This refers to a refund through the effective tax rate, related to tax credits recognized by the Company, in accordance with the provisions of Law No. 14,385/2022.

17.   DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				Jun. 30, 2025			Dec. 31, 2024
				Current	Non-current	Total	Total
Cemig Distribuição
Debentures - 3th Issue - 3rd Series	2025	IPCA + 5.10%	R$	-	-	-	334,188
Debentures – 7th Issue – 2nd Series	2026	IPCA + 4.10%	R$	1,053,659	-	1,053,659	2,048,454
Debentures - 8th Issue – 1st Series	2027	CDI + 1.35%	R$	2,714	500,000	502,714	502,548
Debentures – 8th Issue – 2nd Series	2029	IPCA + 6.1052%	R$	1,339	572,048	573,387	557,412
Debentures – 9th Issue – Single serie	2026	CDI + 2.05%	R$	1,019,555	-	1,019,555	2,030,078
Debentures – 10th Issue – 1st Series	2029	CDI + 0.80%	R$	20,297	400,000	420,297	417,151
Debentures – 10th Issue – 2nd Series	2034	IPCA + 6.1469%	R$	36,348	1,707,123	1,743,471	1,696,909
Debentures – 11th Issue – 1nd Series	2031	CDI + 0.55%	R$	40,191	1,000,000	1,040,191	1,028,493
Debentures – 11th Issue – 2nd Series	2036	IPCA + 6.5769%	R$	28,468	1,572,110	1,600,578	1,552,871
Debentures – 12th Issue – 1nd Series	2032	CDI + 0.86%	R$	66,498	1,640,000	1,706,498	-
Debentures – 12th Issue – 2nd Series	2040	IPCA + 7.5467%	R$	17,825	873,138	890,963	-
Debentures – 13th Issue – 1nd Series	2030	CDI+0,64%	R$	33,987	1,143,000	1,176,987	-
Debentures – 13th Issue – 2nd Series	2032	CDI+0,80%	R$	22,615	752,000	774,615	-
Gasmig
Debentures – 8th Issue – Single serie	2031	IPCA + 5.27%	R$	148,506	906,766	1,055,272	1,025,100
Debentures – 9th Issue – Single serie	2029	IPCA + 0.47%	R$	1,023	200,000	201,023	200,190
Cemig Geração e Transmissão
Debentures - 9th Issue – 1st Series	2027	CDI + 1.33%	R$	237,128	466,666	703,794	703,560
Debentures - 9th Issue – 2nd Series	2029	IPCA + 7.6245%	R$	896	340,875	341,771	332,268
Debentures – 10th Issue – Single serie	2030	CDI + 0.64%	R$	24,948	625,000	649,948	-
(-) Discount on the issuance of debentures (1)				(1,722)	(1,936)	(3,658)	(5,326)
(-) Transaction costs				(7,047)	(180,081)	(187,128)	(144,596)
Total debentures				2,747,228	12,516,709	15,263,937	12,279,300

(1)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.

The debentures issued by the subsidiaries are non-convertible. There are no agreements for renegotiation, nor debentures held in treasury.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Debentures issues

Cemig GT - Debenture issue – 10th issue

On February 21, 2025, Cemig GT announced to the market the start of the public offering of 500,000 simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, granted by Cemig, characterized as 'Green Bonds', issued in a single series as part of the 10th debenture issuance, with a unit par value of one thousand reais, totaling an initial amount of R$500,000, with the possibility of a 25% increase if the Additional Lot option were exercised. The transaction was carried out pursuant to CVM Resolutions.

On March 18, 2025, Cemig GT concluded the financial settlement of the 10th issue of simple debentures, which have a guarantee granted by Cemig. 625,000 debentures were issued, Totaling R$625,000, subscribed as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
Single	625,000	R$625,000	CDI + 0.64% p.y.	1,826 days	48th and 60th months

The proceeds raised by Cemig GT through the issuance of debentures will be allocated to cash flow management, including—but not limited to—its operations and the reimbursement of investments previously made by the company, in accordance with the Framework.

Financing source	Entry Date	Principal maturity	Annual financial cost	Value

BRAZILIAN CURRENCY
Debentures – 10th Issue – Single Serie	March 18, 2025	2030	CDI + 0.64%	625,000
(-) Transaction costs				(3,266)
Total				621,734

We note, additionally, that Fitch Ratings allocates a credit risk of AAA+(bra) to this Issues.

Cemig D - Debenture issue – 12th issue

On February 21, 2025, Cemig D announced to the market the start of the public offering of two million simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in two series, of the 12th issue of debentures, with a nominal unit value of one thousand reais, totaling two billion reais, to be carried out under the terms of CVM regulations.

On March 18, 2025, Cemig D concluded the financial settlement of the 12th issue of debentures, in two series. Two million five hundred thousand debentures were issued, for a total of 2.5 billion reais, subscribed as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
Second Series	1,640,000	R$1,640,000	CDI + 0.86% p.y.	2,557 days	72th and 84th months
Second Series	860,000	R$860,000	IPCA + 7.5467% p.y.	5,479 days	156th, 168th and 150th months

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The funds obtained by Cemig D from this issue will be used to manage its cash flow, including, but not limited to, its operations and the reimbursement of investments, costs and expenses it has made, in alignment with the Framework, for the purpose of qualifying the debentures as 'Green Bonds'.

Financing source	Entry Date	Principal maturity	Annual financial cost %	Value

BRAZILIAN CURRENCY
Debentures – 12th Issue – 1st Series	March, 2025	2032	CDI + 0.86%	1,640,000
Debentures – 12th Issue – 2nd Series	March, 2025	2040	IPCA + 7.5467%	860,000
(-) Transaction costs				(45,368)
Total				2,454,632

We note, additionally, that Fitch Ratings allocates a credit risk of AAA+(bra) to this Issues.

13th issue of debentures - Cemig D

On April 2, 2025, Cemig D announced to the market the start of the public offering of 1,500,000 simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in two series, of the 13th issue of debentures, with a nominal unit value of one thousand reais, totaling 1.5 billion reais, with the possibility of this amount being increased by up to 33.3334% in the event the Over-Allotment Option is exercised. The transaction was carried out in accordance with CVM Resolutions.

On April 11, 2025, Cemig D concluded the financial settlement of the 13th issue of debentures, in two series. 1,895 thousand debentures were issued, for a total of 1.895 billion reais, subscribed as follows:

Serie	Quantity	Value in million	Rare	Deadline	Amortization
1st	1,143,000	R$1,143,000	CDI + 0.64% p.a.	1,831 days	48nd and 60th meses
2nd	752,000	R$752,000	IPCA + 0.80% p.a.	2,562 days	72th and 84th meses

The funds obtained by Cemig D from this issue will be used to manage its cash flow, including, but not limited to, its operations and the reimbursement of investments, costs and expenses it has made.

Financing source	Entry Date	Principal maturity	Annual financial cost %	Value
BRAZILIAN CURRENCY
Debentures – 13th Issue – 1st Series	April 2025	2030	CDI + 0.64%	1,143,000
Debentures – 13th Issue – 2nd Series	April 2025	2032	CDI + 0.80%	752,000
(-) Transaction costs				(6,330)
Total				1,888,670

Finally, it is reported that the credit rating agency Fitch Ratings assigned a AAA (bra) rating to the issuance.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The guarantees of the debt Balance at loans and financing, on June 30, 2025, were as follows:

Jun. 30, 2025
Promissory notes and Sureties	1,049,179
Sureties	12,972,959
Without guarantee	1,241,799
Total	15,263,937

Composition and consolidated changes on debentures

The Company's debt has an average repayment period of 6 years. The consolidated breakdown of debentures, by index, considering their maturities, is as follows:

Consolidated	2025	2026	2027	2028	2029	2030 onwards	Total
Index
IPCA (1)	234,893	1,188,504	143,174	436,015	783,708	4,472,807	7,259,101
CDI (2)	468,956	1,233,333	800,000	300,000	1,117,333	4,276,000	8,195,622
Total by index	703,849	2,421,837	943,174	736,015	1,901,041	8,748,807	15,454,723
(-) Transaction costs	(3,162)	(7,328)	(3,118)	(9,535)	(14,176)	(149,809)	(187,128)
(-) Discount	(1,722)	(1,722)	-	-	(107)	(107)	(3,658)
Total	698,965	2,412,787	940,056	726,480	1,886,758	8,598,891	15,263,937

(1)	Expanded National Customer Price (IPCA) Index;
(2)	CDI: Interbank Rate for Certificates of Deposit;

The indexers used for monetary updating of debentures had the following variations:

Indexer	Accumulated change in second half of 2025 (%)	Accumulated change in second half of 2024 (%)	Accumulated change in second half of 2025 (%)	Accumulated change in second half of 2024 (%)
IPCA	2.99	2.48	0.93	1.05
CDI	6.36	5.22	3.33	2.53

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in debentures are as follows:

Consolidated
Balance on December 31, 2024	12,279,300
Debenture Issuance	5,020,000
Transaction costs	(54,964)
Net Proceeds from Debenture Issuance	4,965,036
Monetary variation	186,855
Exchange variation	715,579
Amortization of transaction cost	12,431
Financial charges paid	(526,396)
Amortization of financing	(2,368,868)
Balance on June 30, 2025	15,263,937

Borrowing costs, capitalized

The subsidiaries Cemig D and Gasmig considered the costs of debentures linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Jan to Jun/2025	Jan to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Costs of debentures	715,579	494,658	420,486	258,718
Financing costs on intangible assets and contract assets (1)	(72,141)	(35,260)	(37,155)	(17,989)
Net effect in income or loss	643,438	459,398	383,331	240,729

(1)	The average capitalization rate was 13.83% in the period from January to June 2025 (11.26% in the period from the first half of 2024).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in addition to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
7th and 8th Debentures Issue Cemig D	Net debt / Ebitda adjusted (1)	Less than 3.5	Less than 3.0	Semi-annual and annual
8th Debentures Issue Gasmig Single series (2)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more 3.0 or less	-	Annual Annual
9th Debenture Issue CEMIG GT 1st and 2nd Series (3)	Net debt / Adjusted Ebitda (1)	Equal to or less than: 3.5	3.0 from Dec. 31st, 2022, to Jun. 30th, 2026, and, 3.5 from Dec. 31st, 2026, onwards	Semi-annual and annual
9th Debentures Issue Cemig D	Net debt/EBITDA	Equal to or less than: 3.5 on/after Jun. 30, 2023	Equal to or less than: 3.5 on/after Jun. 30, 2023	Semi-annual and annual
10th Debentures Issue Cemig D	Net debt/EBITDA	Equal to or less than: 3.5 from Jun. 30st, 2024 to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	Equal to or less than: 3.0 by Jun. 30th, 2026 3.5 from Jul. 1st, 2026, to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	Semi-annual and annual
11th Debentures Issue Cemig D	Net debt/EBITDA	Equal to or less than: 3.5 from Dec. 31st, 2024, to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	Equal to or less than: 3.0 by Jun. 30th, 2026 3.5 from Jul. 1st, 2026, to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	Semi-annual and annual
9th Debentures Issue Gasmig	Ebitda/Net financial income Net debt / Ebitda	1.3 or less from December 31, 2024, onwards 3 or less from December 31, 2024, onwards	-	Annual
10th Debentures Issue Cemig GT	Net debt / Ebitda	3.5 or less from June 30, 2025, until June 30, 2029 4 or less from June 30, 2029, onwards	Equal to or less than: 3.0 by Jun. 30, 2026 3.5 from Jul. 1, 2026, to Jun. 30, 2029 4.0 from Jun. 30, 2029, onwards	Semi-annual and annual
12th Debentures Issue Cemig D	Net debt / Ebitda	3.5 or less from June 30, 2025, until June 30, 2029 4 or less from June 30, 2029, onwards	Equal to or less than: 3.0 by Jun. 30, 2026 3.5 from Jul. 1, 2026, to Jun. 30, 2029 4.0 from Jun. 30, 2029, onwards	Semi-annual and annual
13th Debentures Issue Cemig D	Net debt / Ebitda	3.5 or less from June 30, 2025, until June 30, 2029 4 or less from June 30, 2029, onwards	Equal to or less than: 3.0 by Jun. 30, 2026 3.5 from Jul. 1, 2026, to Jun. 30, 2029 4.0 from Jun. 30, 2029, onwards	Semi-annual and annual

(1)	Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
(2)	Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.
(3)	Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

Management monitors these indexes continuously.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Linked funds under a debenture issue

On June 30, 2025, the Company had a balance of R$45,106 relating to restricted funds (R$235,206 on December 31, 2024). This growth is essentially associated with Cemig D's 7th issue of debentures.

According to the Fiduciary Assignment Agreement of the 7th debenture issuance, Cemig D must retain, in a restricted account, monthly during the six months preceding the installment's due date, an amount equivalent to one-sixth of the projected value of the installment, averaging R$181,000. These retentions were made between December 2024 and May 2025. In June 2025, the penultimate installment was paid.

18.   POST-EMPLOYMENT OBLIGATIONS

Changes in net liabilities

Consolidated	Pension plans and retirement supplement plans - Forluz	Health plan	Dental plan	Total
Net liabilities on December 31, 2024	1,701,224	2,559,028	45,254	4,305,506
Expense recognized in Statement of income	105,047	152,830	2,710	260,587
Past service cost	-	(47,796)	(1,062)	(48,858)
Contributions paid	(81,066)	(87,812)	(1,165)	(170,043)
Actuarial losses (gains)	-	(8,604)	(2,402)	(11,006)
Net liabilities on June 30, 2025	1,725,205	2,567,646	43,335	4,336,186

			Jun. 30, 2025	Dec. 31, 2024
Current liabilities	218,428	232,898
Non-current liabilities	4,117,758	4,072,608

Parent company	Pension plans and retirement supplement plans - Forluz	Health plan	Dental plan	Total
Net liabilities at December 31, 2024	372,843	163,784	3,710	540,337
Expense recognized in Statement of income	23,005	9,794	222	33,021
Past service cost	-	(1,075)	(18)	(1,093)
Contributions paid	(3,989)	(10,196)	(66)	(14,251)
Actuarial losses (gains)	-	1,664	(530)	1,134
Net liabilities on June 30, 2025	391,859	163,971	3,318	559,148

			Jun. 30, 2025	Dec. 31, 2024
Current liabilities	25,839	20,406
Non-current liabilities	533,309	519,931

Actuarial gains and losses, net of income tax and social contribution, are non-cash items and, therefore, are not reflected in the statements of cash flows.

The amounts recorded under expenses recognized in the consolidated income statement refer to portions of post-employment benefit obligations, totaling R$211,729 in the first half of 2025 (R$243,837 in the first half of 2024).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Health and Dental Plans

In January and April 2025, the enrollment period for the new health plan, Premium Plan, was reopened to all active employees participating in the PSI. The Premium Plan is fully funded by the Company. During both periods, a portion of employees migrated to the Premium Plan, reducing the number of active employees covered by the PSI.

In accordance with CPC 33 (R1) / IAS 19, this situation qualifies as a curtailment event, which required the Company to remeasure its post-employment benefit obligations as of March 31, 2025, considering the January 2025 migration window, and as of the reporting date of June 30, taking into account the April 2025 migration window.

The effects and assumptions of the two events related to the curtailment of the health and dental plans are presented in the table below:

Consolidated	Curtailment June 30, 2025		Curtailment March 31, 2025		Actuarial Report 2024
	Health Plan	Dental Plan	Health Plan	Dental Plan	Health Plan	Dental Plan
Discount rate	11.85%	11.85%	12.32%	12.32%	12.23%	12.23%
Past service cost	(20,637)	(524)	(27,159)	(538)	-	-
Actuarial losses (gains)	50,164	(1,431)	(58,767)	(970)	(518,980)	(10,387)

The remaining assumptions remained consistent with those presented in 2024. The discount rate as of June 30, 2025 impacted the liability balances, resulting in an actuarial loss of R$50,164 for the health plan and an actuarial gain of R$1,431 for the dental plan.

Ruling in action to annul a period of validity in a Collective Employee Health Plan Agreement

On February 19, 2025, the Specialized Collective Employee Agreement section of the Higher Employment-law Appeal Court (TST) published the judgment given in an Ordinary Employment-law Appeal completed on December 9, 2024.

This decision determined cessation, as from December 31, 2023, of the period of validity of the clauses that specified automatic extension, for successive equal periods, of Clause 17 of the Collective Work Agreement of 2010, and Clause 4 of the Collective Work Agreement of 2016. These clauses ensured compliance by the Company of its obligations to pay post-employment benefits of the health plan (PSI) to retirees and active employees.

Due to the specific nature of this matter, the Company and its legal advisors have, at this time, the probability of loss was assessed as possible in these interim financial statements, and therefore did not impact the amounts recorded under post-employment liabilities for the health and dental plans.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Funding of the 2022 Deficit

In April 2025, the Company began making escrow deposits to Forluz, corresponding to the installments related to the funding of the 2022 deficit of Plan A. As of June 30, 2025, the total amount deposited was R$7,547, representing 50% of the minimum required amount, in compliance with the contributory parity rule.

19.	PROVISIONS

	Consolidated
	Labor	Civil		Tax	Regulatory	Others	Total
		Customer relations	Other
Balances at December 31, 2024	467,387	150,537	61,684	1,083,225	55,349	34,861	1,853,043
Additions	119,209	56,308	16,673	43,623	15,563	34,124	285,500
Reversals	(15,647)	(1,926)	(15)	(131)	(7,274)	(8,817)	(33,810)
Settled	(89,325)	(24,163)	(7,330)	(958)	(12,902)	(10,110)	(144,788)
Balances at June 30, 2025	481,624	180,756	71,012	1,125,759	50,736	50,058	1,959,945

	Parent Company
	Labor	Civil		Tax	Regulatory	Others	Total
		Customer relations	Other
Balances at December 31, 2024	50,420	7,685	2,142	256,994	13,526	3,141	333,908
Additions	17,386	970	395	11,853	2,613	3,478	36,695
Reversals	(2,842)	(1,926)	-	-	-	(475)	(5,243)
Settled	(17,386)	(36)	(33)	(275)	(330)	(430)	(18,490)
Balances at June 30, 2025	47,578	6,693	2,504	268,572	15,809	5,714	346,870

Additionally, there are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors assessed them as having a possible chance of success, and no provision was recorded, as follows:

Possible losses
	Consolidated		Parent company
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024

Labor	1,062,521	1,041,962	193,751	182,297
Civil
Customer relations	1,071,842	743,167	12,360	13,784
Other civil actions	677,468	636,552	50,486	48,863
	1,749,310	1,379,719	62,846	62,647

Tax	3,357,376	3,329,441	641,753	659,133
Regulatory	3,159,413	3,594,831	1,750,902	1,664,526
Others	2,120,755	2,113,815	388,745	381,549
Total	11,449,375	11,459,768	3,037,997	2,950,152

The Cemig and its subsidiaries management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the timing of any cash outflows, or any possibility of reimbursements. It is expected that most of the provisioned amounts will be paid out in periods of more than 12 months.

The Cemig and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ results of operations or financial position.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The main provisions and contingent liabilities are disclosed in note 24 to the financial statements for the year ended December 31, 2024. For the period ended June 30, 2025, except as indicated below, there were no material changes in the progress of the proceedings or in the amounts provisioned.

In the first half of 2025, the main changes in contingent liabilities were related to the following proceedings:

Consumer Relations

Electricity Supply

In June 2025, the Public Prosecutor’s Office of the State of Minas Gerais (MPMG) filed a public civil action seeking the Company’s conviction for collective moral damages, as well as an obligation to improve the electricity supply service in a municipality in Minas Gerais. The claim is based on allegations of repeated and prolonged failures in electricity supply across various areas of the municipality. As of June 30, 2025, the amount of the contingency is R$141,807, with the likelihood of loss assessed as possible.

Regulatory

The Company and its subsidiaries are involved in regulatory proceedings in which the contingency amounts were revised due to an unfavorable court ruling against the Company. As of June 30, 2025, the amount of these contingencies is R$716,553 (R$636,619 as of December 31, 2024).

Accounting for energy sale transactions through the Electric Energy Trading Chamber (CCEE)

Since August 2002, AES Sul Distribuidora has been legally challenging the accounting criteria applied to energy sale transactions in the Wholesale Energy Market (MAE), the predecessor of the Electric Energy Trading Chamber (CCEE), during the rationing period. In February 2006, the Company obtained a preliminary favorable court ruling requiring ANEEL to comply with the distributor’s request and, together with CCEE, to reprocess and settle the transactions carried out during the rationing period, disregarding Dispatch No. 288 of 2002.

This measure was to be implemented by CCEE starting in November 2008 and would result in an additional disbursement for the Company related to short-term energy purchase expenses with CCEE. In June 2025, a court ruling was published with votes in favor of the Company's arguments, leading to a reassessment of the likelihood of loss from “possible” to “remote.” The amount of the contingency was R$680,844 as of December 31, 2024.

Other proceedings in the ordinary course of business

Breach of contract

The Company and its subsidiaries are involved in administrative proceedings, which increased during the first half of 2025 due to the approval of expert calculations. As of June 30, 2025, the amount of the contingency is R$283,045 (R$200,153 as of December 31, 2024), with the likelihood of loss assessed as possible.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Volta do Rio

The Company and its subsidiary Volta do Rio are defendants in a notice of violation issued in 2022 by the Secretariat of Federal Assets (SPU/CE), which determined that landfills, ripraps, and towers used for the installation of the wind generation system of CE Volta do Rio were located within the beach zone. As a result, the Wind Power Plant Volta do Rio was subject to the following penalties: (i) demolition and/or removal of the structures and installed equipment, if not eligible for regularization; (ii) a monthly fine for each square meter impacted by the installations. The Wind Power Plant Volta do Rio submitted a defense against the notice and filed an administrative appeal. The contingency calculation considers the monthly fine applied to each square meter of the areas that were filled, built upon, or where works, fences, or installations related to the Wind Power Plant Volta do Rio were carried out. As of June 30, 2025, the amount of the contingency is R$496,540 (R$311,432 as of December 31, 2024), with the likelihood of loss assessed as possible.

Light for All Program

The Company is involved in disputes regarding alleged damages resulting from supposed contractual breaches during the implementation of part of the rural electrification initiative known as the Light for All Program.

The reduction in the contingent liability is due to the judgment of appeals, during which the Court of Justice of the State of Minas Gerais (TJMG) assigned to the Company the tax burden related to the ISSQN difference, resulting from the increase in the tax base. Consequently, the likelihood of loss was reassessed from possible to probable, for the amount of R$2,868 as of June 30, 2025. On the other hand, the court dismissed the Company’s responsibility for the alleged contractual imbalance, and the likelihood of loss was reassessed from possible to remote, for the amount of R$414,067 as of June 30, 2025 (R$335,585 as of December 31, 2024).

20.	EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

On June 30, 2025, the Company’s issued and share capital is R$14,308,909 represented by 956,601,911 common shares and 1,905,179,984 preferred shares, both of them with nominal value of R$5.00.

b)	Earnings per share

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Number of shares
	Jun. 30, 2025	Dec. 31, 2024 (restated)
Common shares already paid up	956,601,911	956,601,911
Shares in treasury	(132)	(132)
Total common shares	956,601,779	956,601,779

Preferred shares already paid up	1,905,179,984	1,905,179,984
Shares in treasury	(1,099,880)	(1,099,880)
Total preferred shares	1,904,080,104	1,904,080,104
Total	2,860,681,883	2,860,681,883

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is as follows:

	Jan to Jun/2025	Jan to Jun/2024 (restated)	Apr to Jun/2025	Apr to Jun/2024 (restated)
Net income for the period (A)	2,225,881	2,840,381	1,187,633	1,687,993
Total shares (B)	2,860,681,883	2,860,681,883	2,860,681,883	2,860,681,883
Basic and diluted earnings per share (A/B) (R$)	0.78	0.99	0.42	0.59

c)	Remuneration to shareholders

Declaration of Interest on Equity

The Company’s Executive Board decided to declare Interest on Equity as follows:

Declaration date	Entitled shareholders (1)	Amount	Income tax withheld
March 20, 2025	March 25, 2025	541,006	(51,738)
June 17, 2025	June 23, 2025	596.758	(56.677)
		1.137.764	(108.415)

(1)	Shareholders who have their names entered in the Register of Registered Shares on the dates indicated are entitled.

	Consolidated	Parent Company
Balances as of December 31, 2024	3,611,198	3,608,821
Proposed dividends and interest on equity,	1,137,764	1,137,764
Proposed dividends – Non-controlling interests	740	-
Withholding income tax on interest on equity (IRRF)	(108,415)	(108,415)
Dividends and interest on equity paid	(1,775,716)	(1,775,266)
Balances as of June 30, 2025	2,865,571	2,862,904

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.	NET REVENUE

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Revenue from supply of energy (a)	17,060,791	16,163,221	2,262,710	2,239,856
Revenue from use of the electricity distribution systems (TUSD)	2,843,504	2,420,853	-	-
CVA and Other financial components (1)	196,716	19,119	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers - realization	-	512,852	-	-
Transmission revenue (b)				-
Transmission operation and maintenance revenue	174,636	146,278	-	-
Transmission construction revenue	245,474	168,285	-	-
Interest revenue arising from the financing component in the transmission contract asset (note 10)	203,848	285,822	-	-
Generation indemnity revenue (note 9.1)	58,129	42,030	-	-
Distribution construction revenue (3)	2,472,991	2,047,640	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	79,821	53,209	-	-
Revenue on financial updating of the Concession Grant Fee (note 9.2)	257,316	235,636	-	-
Transactions in energy on the CCEE	61,508	55,137	38,906	25,093
Supply of gas	1,886,274	1,892,072	-	-
Fine for violation of service continuity indicator	(86,761)	(83,011)	-	-
Other revenues (c)	2,037,558	1,398,810	1,487	9,968
Deductions on revenue (d)	(6,861,279)	(6,864,095)	(326,410)	(322,133)
Net revenue	20,630,526	18,493,858	1,976,693	1,952,784

(1)	This income derives from the total additions and amortizations shown in note 9.3.
(2)	In May 2024, Cemig D completed the refund of amounts related to the reimbursement of PIS/Pasep and Cofins tax credits to consumers, which had been returned through tariff adjustments. Accordingly, the revenue recovery related to the realization of the liability was completed by the second quarter of 2024.
(3)	This variation is associated with the increased number of projects carried out by Cemig D, primarily in electricity distribution networks, in line with the Distribution Development Plan (PDD), and by Gasmig, in line with the Centro-Oeste Project, which includes an estimated 300 km of additional gas pipelines. The project is expected to be completed in the second half of 2026.

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Revenue from supply of energy (a)	8.686.379	8.144.077	1.165.259	1.088.351
Revenue from use of the electricity distribution systems (TUSD)	1.414.496	1.251.554	-	-
CVA and Other financial components (1)	70.394	(56.556)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – realization (2)	-	190.186	-	-
Transmission revenue (b)
Transmission operation and maintenance revenue	114.197	79.716	-	-
Transmission construction revenue	179.130	104.891	-	-
Interest revenue arising from the financing component in the transmission contract asset	30.416	134.430	-	-
Generation indemnity revenue	31.201	20.596	-	-
Distribution construction revenue (3)	1.324.446	1.154.213	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	26.618	22.258	-	-
Revenue on financial updating of the Concession Grant Fee (note 9.2)	118.859	107.011	-	-
Transactions in energy on the CCEE	39.585	14.380	37.913	12.052
Supply of gas	965.491	972.424	-	-
Fine for violation of service continuity indicator	(39.949)	(37.084)	-	-
Other revenues (c)	1.315.539	761.856	529	1.645
Deductions on revenue (d)	(3.490.507)	(3.427.961)	(171.230)	(159.460)
Net revenue	10.786.295	9.435.991	1.032.471	942.588

(1)	This income derives from the total additions and amortizations shown in note 9.3.
(2)	In May 2024, Cemig D completed the refund of amounts related to the reimbursement of PIS/Pasep and Cofins tax credits to consumers, which had been returned through tariff adjustments. Accordingly, the revenue recovery related to the realization of the liability was completed by the second quarter of 2024.
(3)	This variation is associated with the increased number of projects carried out by Cemig D, primarily in electricity distribution networks, in line with the Distribution Development Plan (PDD), and by Gasmig, in line with the Centro-Oeste Project, which includes an estimated 300 km of additional gas pipelines. The project is expected to be completed in the second half of 2026.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Revenue from energy supply

	Consolidated				Parent Company
	MWh (1)		R$		MWh (1)		R$
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Residential (2)	7,505,795	7,220,769	6,796,706	6,193,215	-	-	-	-
Industrial	8,987,941	8,642,000	2,482,602	2,625,270	3,784,474	4,016,273	882,411	935,557
Commercial, services and others	6,306,375	6,145,364	3,297,030	3,284,181	943,505	947,851	193,622	196,835
Rural	1,723,080	1,677,669	1,160,217	1,132,914	62,562	31,234	11,604	6,376
Public authorities	647,665	531,105	457,049	455,781	-	-	-	-
Public lighting	469,554	492,696	268,381	262,915	-	-	-	-
Public services	253,970	485,807	296,545	359,976	-	-	-	-
Subtotal	25,894,380	25,195,410	14,758,530	14,314,252	4,790,541	4,995,358	1,087,637	1,138,768
Own consumption	14,917	15,898	-	-	-	-	-	-
Unbilled revenue	-	-	45,245	(86,912)	-	-	(19,709)	6,671
	25,909,297	25,211,308	14,803,775	14,227,340	4,790,541	4,995,358	1,067,928	1,145,439
Wholesale supply to other concession holders (3)	9,868,191	8,228,300	2,354,277	2,017,349	4,863,220	4,238,995	1,236,403	1,128,051
Wholesale supply unbilled, net	-	-	(97,261)	(81,468)	-	-	(41,621)	(33,634)
Total	35,777,488	33,439,608	17,060,791	16,163,221	9,653,761	9,234,353	2,262,710	2,239,856

(1)	Information not reviewed by independent auditors.
(2)	The increase in energy supply to residential customers is mainly due to the growth in the number of consumers.
(3)	Includes Energy Trading Assignment Contracts (CCEARs) within the Regulated Market through the Surplus and Deficit Compensation Mechanism (MCSD), sales in the Free Contracting Market (ACL), and revenues from Generation Asset Management (GAG) related to the 18 hydroelectric power plants from Lot D of Auction No. 12/2015.

	Consolidated				Parent Company
	MWh (1)		R$		MWh (1)		R$
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Residential (2)	3,667,850	3,552,969	3,374,148	3,066,719	-	-	-	-
Industrial	4,676,668	4,440,313	1,278,269	1,326,674	1,978,730	2,090,040	459,919	480,878
Commercial, services and others	3,141,492	3,009,442	1,650,182	1,609,719	476,561	492,665	99,582	101,524
Rural	984,250	927,534	643,413	599,558	26,694	15,076	5,003	2,944
Public authorities	384,704	270,497	229,246	232,496	-	-	-	-
Public lighting	235,650	244,326	140,046	131,933	-	-	-	-
Public services	58,262	235,023	146,260	174,633	-	-	-	-
Subtotal	13,148,876	12,680,104	7,461,564	7,141,732	2,481,985	2,597,781	564,504	585,346
Own consumption	6,992	7,710	-	-	-	-	-	-
Unbilled revenue	-	-	77,702	68,410	-	-	(6,433)	(10,624)
	13,155,868	12,687,814	7,539,266	7,210,142	2,481,985	2,597,781	558,071	574,722
Wholesale supply to other concession holders (3)	5,042,543	3,952,637	1,162,502	966,330	2,408,830	2,116,554	611,085	540,349
Wholesale supply unbilled, net	-	-	(15,389)	(32,395)	-	-	(3,897)	(26,720)
Total	18,198,411	16,640,451	8,686,379	8,144,077	4,890,815	4,714,335	1,165,259	1,088,351

Information not reviewed by independent auditors.

The increase in energy supply to residential customers is mainly due to the growth in the number of customers.

Includes Energy Trading Assignment Contracts (CCEARs) within the Regulated Market through the Surplus and Deficit Compensation Mechanism (MCSD), sales in the Free Contracting Market (ACL), and revenues from Generation Asset Management (GAG) related to the 18 hydroelectric power plants from Lot D of Auction No. 12/2015.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

Consolidated	Jan to Jun/2025			Jan to Jun/2024
	Construction and upgrades	Operation and maintenance (1)	Total	Construction and upgrades	Operation and maintenance	Total

Transmission concession revenue (2)	245,474	280,572	526,046	168,285	146,278	314,563
Transmission infrastructure construction cost	(192,244)	(361,249)	(553,493)	(100,274)	(135,867)	(236,141)
Margin	53,230	(80,677)	(27,447)	68,011	10,411	78,422
Mark-up (%)	27.69%	-22.33%	-4.96%	67.83%	7.66%	33.21%

Consolidated	Apr to Jun/2025			Apr to Jun/2024
	Construction and upgrades	Operation and maintenance (1)	Total	Construction and upgrades	Operation and maintenance (1)	Total
Transmission concession revenue (2)	179,130	134,139	313,269	104,891	79,716	184,607
Transmission infrastructure construction cost	(138,924)	(281,081)	(420,005)	(72,720)	(62,211)	(134,931)
Margin	40,206	(146,942)	(106,736)	32,171	17,505	49,676
Mark-up (%)	28.94%	-52.28%	-25.41%	44.24%	28.14%	36.82%

(1)	Transmission operation and maintenance revenue from intercompany operations is not eliminated from consolidated revenue for margin calculation purposes.
(2)	This breakdown does not include the financial remuneration of the contract asset, which is also part of the transmission concession revenue.

c)	Other revenues

Consolidated
Jan to Jun/2025	Jan to Jun/2024
Charged service	7,973	8,961
Services rendered	63,204	45,197
Low-income subsidy (1)	244,077	218,617
SCEE subsidy (2)	187,412	44,698
Eletrobras Subsidy (3)	17,282	104,268
Tariff flags subsidy (4)	110,023	37,871
CDE subsidy to pay for tariff discounts (5)	1,006,773	589,751
Subsidies linked to the EUST (Tariff for the Use of the Distribution System)	36,848	36,726
Rental and leasing	345,720	259,576
Other	18,246	53,145
Total	2,037,558	1,398,810

(1)	The increase is due to the growth in the number of consumer units in 2025 and the annual tariff adjustment for 2025.
(2)	The subsidy under the Electric Energy Compensation System (SCEE) refers to an amount allocated to cover tariff benefits for consumer units participating in the SCEE, introduced by ANEEL as part of the 2023 tariff review. The forecast granted in 2023 exceeded the amounts actually accrued, and the adjustment made in 2024 surpassed the subsidy amount for that year, resulting in a revenue reversal and a lower figure for the first half of 2024. Additionally, the variation is due to the increase in discounts granted by Cemig, primarily to the “Incentivized Source Load” and “GD II” consumer classes.
(3)	With Provisional Measure No. 1,212/2024, the funds from Eletrobras' contribution to the CDE (Energy Development Account) were advanced to settle the Covid Account and the Water Scarcity Account, resulting in a reduction of the direct contributions to the CDE in 2025 compared to 2024.
(4)	This subsidy is affected by the activation of the Yellow and Red tariff flags. During the first half of 2025, the 'Red Flag – Level 1' was triggered in May and June. In contrast, during the first half of 2024, no tariff flags were activated, with the Green Flag remaining in effect throughout the period.
(5)	The amount allocated to this subsidy is defined in the Ratifying Resolution issued for each tariff adjustment. The variation is mainly due to the increase in the discounts granted by Cemig, particularly to the 'Encouraged Source Load' and 'Distributed Generation II' customer classes.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated
	Apr to Jun/2025	Apr to Jun/2024
Charged service	4.336	4.335
Services rendered	35.800	20.465
Low-income subsidy (1)	118.483	109.635
SCEE subsidy (2)	216.853	(3.546)
Eletrobras Subsidy (3)	17.282	104.268
Tariff flags subsidy (4)	88.148	19.595
CDE subsidy to pay for tariff discounts (5)	634.407	333.622
Subsidies linked to the EUST (Tariff for the Use of the Distribution System)	12.745	14.918
Rental and leasing	180.185	139.342
Other	7.300	19.222
Total	1.315.539	761.856

(1)	The increase is due to the growth in the number of consumer units in 2025 and the annual tariff adjustment for 2025.
(2)	The subsidy under the Electric Energy Compensation System (SCEE) refers to an amount allocated to cover tariff benefits for consumer units participating in the SCEE, introduced by ANEEL as part of the 2023 tariff review. The forecast granted in 2023 exceeded the amounts actually accrued, and the adjustment made in 2024 surpassed the subsidy amount for that year, resulting in a revenue reversal and a lower figure for the first half of 2024. Additionally, the variation is due to the increase in discounts granted by Cemig, primarily to the “Incentivized Source Load” and “GD II” consumer classes.
(3)	With Provisional Measure No. 1,212/2024, the funds from Eletrobras' contribution to the CDE (Energy Development Account) were advanced to settle the Covid Account and the Water Scarcity Account, resulting in a reduction of the direct contributions to the CDE in 2025 compared to 2024.
(4)	This subsidy is affected by the activation of the Yellow and Red tariff flags. During the first half of 2025, the 'Red Flag – Level 1' was triggered in May and June. In contrast, during the first half of 2024, no tariff flags were activated, with the Green Flag remaining in effect throughout the period.
(5)	The amount allocated to this subsidy is defined in the Ratifying Resolution issued for each tariff adjustment. The variation is mainly due to the increase in the discounts granted by Cemig, particularly to the 'Encouraged Source Load' and 'Distributed Generation II' customer classes.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Taxes and regulatory charges levied on operating revenue

	Consolidated		Parent Company
	Jan to jun/2025	Jan to jun/2024	Jan to jun/2025	Jan to jun/2024
Taxes on revenue
ICMS	2,868,373	2,765,535	125,191	123,352
Cofins	1,485,146	1,518,795	165,326	163,323
PIS/Pasep	322,428	329,722	35,893	35,458
Outros	4,140	2,967	-	-
	4,680,087	4,617,019	326,410	322,133
Consumer charges
Global Reversion Reserve – RGR	3,648	4,535	-	-
Energy Efficiency Program – PEE	42,687	38,565	-	-
Energy Development Account – CDE	1,962,054	2,044,608	-	-
Research and Development – R&D	21,027	19,605	-	-
National Fund for Scientific and Technological Development – FNDCT	30,039	28,001	-	-
Energy System Expansion Planning – EPE/MME	15,019	14,005	-	-
Consumer Charges – Proinfa	31,135	29,192	-	-
Electricity Services Regulatory Fee	22,166	19,406	-	-
Financial Compensation for the Use of Water Resources	30,925	28,579	-	-
CDE Allocation for R&D	9,012	8,402	-	-
CDE Allocation for Energy Efficiency Program	13,480	12,178	-	-
	2,181,192	2,247,076	-	-
Total	6,861,279	6,864,095	326,410	322,133

	Consolidated		Parent Company
	Apr to jun/2025	Apr to Jun/2024	Apr to jun/2025	Apr to Jun/2024
Tributos sobre a receita
ICMS	1,441,309	1,390,110	66,127	63,529
Cofins	772,184	763,497	86,355	78,819
PIS/Pasep	167,642	165,745	18,748	17,112
Outros	2,205	1,495	-	-
	2,383,340	2,320,847	171,230	159,460
Encargos do consumidor
Reserva global de reversão – RGR	1,836	1,693	-	-
Programa de eficiência energética – PEE	22,481	19,512	-	-
Conta de desenvolvimento energético – CDE	998,593	1,008,076	-	-
Pesquisa e desenvolvimento – P&D	10,808	9,776	-	-
Fundo nacional de desenvolvimento científico e tecnológico – FNDCT	15,440	13,959	-	-
Pesquisa expansão sistema energético – EPE/MME	7,720	6,984	-	-
Encargos do consumidor – Proinfa	12,550	14,924	-	-
Taxa fiscalização serviços energia elétrica	11,193	9,902	-	-
Compensação financeira utilização recursos hídricos	14,815	11,950	-	-
CDE sobre P&D	4,632	4,177	-	-
CDE sobre PEE	7,099	6,161	-	-
	1,107,167	1,107,114	-	-
Total	3,490,507	3,427,961	171,230	159,460

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22.	COSTS, EXPENSES AND OTHER REVENUE

The costs and expenses of the Company and its subsidiaries are as follows:

a) Cost of energy and gas

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Energy purchased for resale
Supply from Itaipu Binacional	629,237	572,982	-	-
Physical guarantee quota contracts	403,794	434,806	-	-
Quotas for Angra I and II nuclear plants	166,892	188,792	-	-
Spot market (1)	808,634	196,642	193,469	-
Proinfa Program	269,677	229,194	-	-
‘Bilateral’ contracts	254,415	250,248	-	-
Energy acquired in Regulated Market auctions	2,009,743	2,036,670	-	-
Energy acquired in the Free Market	3,168,474	2,509,519	1,872,327	1,728,568
Distributed generation (‘Geração distribuída’) (2)	1,796,942	1,361,738	-	-
PIS/Pasep and Cofins credits	(693,879)	(576,732)	(191,086)	(159,893)
	8,813,929	7,203,859	1,874,710	1,568,675
Basic Network Usage Charges
Transmission charges - Basic Grid	1,704,896	1,816,815	(63)	63
Distribution charges	25,328	32,884	-	-
PIS/Pasep and Cofins credits	(186,243)	(189,341)	6	(6)
	1,543,981	1,660,358	(57)	57

Gas purchased for resale (3)	973,949	1,019,005	-	-

Total costs of energy and gas	11,331,859	9,883,222	1,874,653	1,568,732

(1)	The variation is mainly associated with the increase in the PLD (Settlement Price for the Difference Market) in the Southeast/Central-West submarket, which was not offset by the PLD in the Northeast and North submarkets, as these remained at their minimum value for most of the period. In the trading segment, the Company’s exposure to price differences between submarkets negatively impacted results. Further details are provided in the “Trading Segment Performance” section. In the distribution segment, the negative effect of this exposure is mitigated by the CVA (Parcel A Cost Variation Compensation Account) mechanism, which is offset in the subsequent tariff adjustment. Additionally, the unfavorable hydrological scenario observed in the second quarter of 2025 resulted in low performance under the MRE (Energy Reallocation Mechanism), leading to an increase in pass-through amounts related to Hydrological Risk.
(2)	The increase of 31.96% is mainly due to the increase in the number of generating units (336,669 as of June 30, 2025, compared to 273,174 as of June 30, 2024) and the volume of energy injected into the grid (3,673 GWh in the second half of 2025 compared to 2,925 GWh in the second half of 2024).
(3)	The price of the gas molecule purchased by Gasmig is adjusted based on fluctuations in Brent crude oil prices and the exchange rate.

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Energy purchased for resale
Supply from Itaipu Binacional	322,822	304,286	-	-
Physical guarantee quota contracts	200,845	214,415	-	-
Quotas for Angra I and II nuclear plants	83,446	94,393	-	-
Spot market (1)	489,394	132,881	53,176	(9,084)
Proinfa Program	134,838	116,081	-	-
‘Bilateral’ contracts	132,433	122,958	-	-
Energy acquired in Regulated Market auctions	1,046,488	1,035,152	-	-
Energy acquired in the Free Market	1,656,838	1,269,988	992,210	861,401
Distributed generation (‘Geração distribuída’) (2)	846,075	697,974	-	-
PIS/Pasep and Cofins credits	(365,876)	(294,901)	(96,698)	(78,840)
	4,547,303	3,693,227	948,688	773,477
Basic Network Usage Charges
Transmission charges - Basic Grid	859,129	892,868	-	-
Distribution charges	11,541	17,849	-	-
PIS/Pasep and Cofins credits	(93,955)	(93,581)	-	-
	776,715	817,136	-	-

Gas purchased for resale (3)	485,097	508,828	-	-

Total costs of energy and gas	5,809,115	5,019,191	948,688	773,477

(1)	The variation is mainly associated with the increase in the PLD (Settlement Price for the Difference Market) in the Southeast/Central-West submarket, which was not offset by the PLD in the Northeast and North submarkets, as these remained at their minimum value for most of the period. In the trading segment, the Company’s exposure to price differences between submarkets negatively impacted results. Further details are provided in the “Trading Segment Performance” section. In the distribution segment, the negative effect of this exposure is mitigated by the CVA (Parcel A Cost Variation Compensation Account) mechanism, which is offset in the subsequent tariff adjustment. Additionally, the unfavorable hydrological scenario observed in the second quarter of 2025 resulted in low performance under the MRE (Energy Reallocation Mechanism), leading to an increase in pass-through amounts related to Hydrological Risk.
(2)	The increase of 21.22% is mainly due to the increase in the number of generating units (336,669 as of June 30, 2025, compared to 273,174 as of June 30, 2024) and the volume of energy injected into the grid (1,797 GWh in the second quarter of 2025 compared to 1,487 GWh in the second quarter of 2024).
(3)	The price of the gas molecule purchased by Gasmig is adjusted based on fluctuations in Brent crude oil prices and the exchange rate.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b) Infrastructure and construction cost

	Consolidated
	Jan to Jun/2025	Jan to Jun/2024
Personnel and managers	65,853	88,333
Materials	1,260,531	971,506
Outsourced services	1,187,373	875,840
Acquisition of easements	96,127	57,445
Others	55,351	154,790
Total	2,665,235	2,147,914

	Consolidated
	Apr to Jun/2025	Apr to Jun/2024
Personnel and managers	30,345	44,340
Materials	722,993	547,626
Outsourced services	632,492	499,189
Acquisition of easements	51,796	36,643
Others	25,745	99,135
Total	1,463,371	1,226,933

There was an increase in the number and volume of works being undertaken, mainly in distribution networks, under the Distribution Development Plan (‘Plano de Desenvolvimento da Distribuição’ - PDD), and consequently higher Construction costs in Cemig D than in the previous year.

c) Other costs and expenses

Consolidated									Total Jan to Jun/2025	Total Jan to Jun/2024
	Operating costs		ECL		General and administrative expenses		Other expenses
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Personnel	563,211	549,537	-	-	171,469	191,305	-	-	734,680	740,842
Employees’ and managers’ income sharing	65,735	-	-	-	23,574	-	-	82,419	89,309	82,419
Post-employment benefits (reversal) (note 18)	(31,963)	-	-	-	(10,530)	-	254,222	240,676	211,729	240,676
Materials	59,703	54,868	-	-	5,644	7,693	-	-	65,347	62,561
Outsourced services (C.1)	914,820	903,071	-	-	126,901	123,542	-	-	1,041,721	1,026,613
Depreciation and amortization	719,582	655,677	-	-	12,658	10,644	-	-	732,240	666,321
Provisions (reversal)	220,220	(357,518)	-	-	-	-	31,452	30,472	251,672	(327,046)
Impairment	-	-	-	-	-	-	-	27,396	-	27,396
Expected credit losses (note 7)	-	-	53,726	153,153	-	-	-	-	53,726	153,153
Expected loss on other receivables	-	-	-	-	-	-	37,654	37,039	37,654	37,039
RBSE Remeasurement (Note 10)	-	-	-	-	-	-	198,895	-	198,895	-
Other costs and expenses (C.2)	131,325	127,940	-	-	41,853	42,262	58,371	39,251	231,549	209,453
Total	2,642,633	1,933,575	53,726	153,153	371,569	375,446	580,594	457,253	3,648,522	2,919,427

(1)	In the first half of 2024, the Company recognized a reversal of tax contingency provisions in the amount of R$578,740, resulting from a favorable first-instance court decision that ordered the cancellation of the tax assessment and the termination of the enforcement proceeding related to social security contributions on Profit Sharing (PLR).
(2)	This variation results from the change, effective August 2024, in the criteria for full loss recognition, extending the period from 24 to 36 months for regular consumption customers, and from 12 to 18 months for irregular consumption customers. The adjustment aims to improve the estimation of credit risk exposure for Cemig D’s captive customers. The impact of this change is recognized over a 12-month period, affecting the second quarter of 2025.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated									Total Apr to Jun/2025	Total Apr to Jun/2024
	Operating costs		ECL		General and administrative expenses		Other expenses
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Personnel	302,972	307,042	-	-	85,543	109,742	(126)	-	388,389	416,784
Employees’ and managers’ income sharing	33,437	-	-	-	12,587	-	-	43,187	46,024	43,187
Post-employment benefits (note 1)	(13,916)	-	-	-	(4,595)	-	127,835	98,391	109,324	98,391
Materials	32,398	29,239	-	-	(5,744)	4,352	-	-	26,654	33,591
Outsourced services (C.1)	465,048	441,855	-	-	61,959	65,851	-	-	527,007	507,706
Depreciation and amortization (2)	361,878	332,210	-	-	6,515	5,569	-	-	368,393	337,779
Provisions	95,484	(476,347)	-	-	-	-	18,142	22,163	113,626	(454,184)
Impairment	-		-	-	-	-	-	4,438	-	4,438
Expected credit losses (note 7)	-		3,098	77,300	-	-	-	-	3,098	77,300
Expected loss on other receivables	-	-	-	-	-	-	30,126	24,592	30,126	24,592
RBSE Remeasurement (Note 10)	-		-	-	-	-	198,895	-	198,895	-
Other costs and expenses (C.2)	86,375	52,181	-	-	21,337	20,186	30,929	33,823	138,641	106,190
Total	1,363,676	686,180	3,098	77,300	177,602	205,700	405,801	226,594	1,950,177	1,195,774
(1)	In the second quarter of 2024, the Company recognized a reversal of tax contingency provisions in the amount of R$578,740, resulting from a favorable first-instance court decision that ordered the cancellation of the tax assessment and the termination of the enforcement proceeding related to social security contributions on Profit Sharing (PLR).
(2)	This variation results from a change, effective August 2024, in the criteria for full loss recognition. The recognition period was extended from 24 to 36 months for regular consumption customers, and from 12 to 18 months for irregular consumption customers, in order to achieve a more accurate estimate of credit risk exposure for Cemig D’s captive customers. This change is reflected over a 12-month period, impacting the second quarter of 2025.

Parent Company									Total Jan to Jun/2025	Total Jan to Jun/2024
	Operating costs		ECL		General and administrative expenses		Other expenses
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Personnel	13,263	11,940	-	-	12,501	12,801	-	-	25,764	24,741
Employees’ and managers’ income sharing	-	-	-	-	11,525	-	-	8,350	11,525	8,350
Post-employment benefits	(1,233)	-	-	-	450	-	32,711	30,688	31,928	30,688
Materials	-	-	-	-	80	65	-	-	80	65
Outsourced services (C.1)	-	-	-	-	11,991	8,019	-	-	11,991	8,019
Depreciation and amortization	-	-	-	-	124	71	-	-	124	71
Provisions	-	-	-	-	-	-	31,452	30,471	31,452	30,471
Impairment	-	-	-	-	-	-	-	34	-	34
Expected credit losses (note 7)	-	-	(87)	9,309	-	-	-	-	(87)	9,309
Other costs and expenses (C.2)	-	-	-	-	-	-	9,731	7,972	9,731	7,972
Total	12,030	11,940	(87)	9,309	36,671	20,956	73,894	77,515	122,508	119,720

Parent Company									Total Apr to Jun/2025	Total Apr to Jun/2024
	Operating costs		ECL		General and administrative expenses		Other expenses
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Personnel	6,752	5,990	-	-	(8)	1,179	5,234	-	11,978	7,169
Employees’ and managers’ income sharing	-	-	-	-	6,338	-	-	3,264	6,338	3,264
Post-employment benefits	(885)	-	-	-	522	-	16,389	13,949	16,026	13,949
Materials	-	-	-	-	59	20	-	-	59	20
Outsourced services (C.1)	-	-	-	-	7,093	4,199	-	-	7,093	4,199
Depreciation and amortization	-	-	-	-	60	39	-	-	60	39
Provisions	-	-	-	-	-	-	18,142	22,162	18,142	22,162
Impairment	-	-	-	-	-	-	-	(48)	-	(48)
Expected credit losses	-	-	(28)	3,315	-	-	-	-	(28)	3,315
Other costs and expenses (C.2)	-	-	-	-	-	-	3,998	9,568	3,998	9,568
Total	5,867	5,990	(28)	3,315	14,064	5,437	43,763	48,895	63,666	63,637

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

C.1) Outsourced services

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Meter reading and bill delivery	81,466	80,564	-	-
Communication	89,149	89,488	118	70
Maintenance and conservation of electrical facilities and equipment	357,158	399,359	7	11
Building conservation and cleaning	43,954	45,829	188	194
Security services	12,033	10,633	-	-
Consultancy	9,511	6,023	1,686	1,361
Information technology	103,535	94,812	1,673	1,227
Disconnection and reconnection	32,925	32,584	-	-
Legal services and procedural costs	16,785	16,664	3,593	1,000
Environment services	48,410	36,888	-	-
Cleaning of power line pathways	74,922	70,010	-	-
Copying and legal publications	8,826	8,823	86	-
Inspeção de unidades consumidoras	20,389	21,674	-	-
Contracted labor	31,817	23,703	1,391	196
Other expenses	110,841	89,559	3,249	3,960
Total	1,041,721	1,026,613	11,991	8,019

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Meter reading and bill delivery	41,622	40,373	-	-
Communication	46,372	44,345	92	34
Maintenance and conservation of electrical facilities and equipment	181,818	189,004	7	6
Building conservation and cleaning	23,332	22,288	89	96
Security services	6,054	5,390	-	-
Consultancy	6,630	3,254	968	563
Information technology	34,901	36,105	655	533
Disconnection and reconnection	18,313	15,422	-	-
Legal services and procedural costs	11,220	10,947	3,065	801
Environment services	25,956	20,718	-	-
Cleaning of power line pathways	41,058	38,292	-	-
Copying and legal publications	4,369	4,266	37	-
Inspeção de unidades consumidoras	10,793	12,666	-	-
Contracted labor	17,471	12,246	1,015	159
Other expenses	57,098	52,390	1,165	2,007
Total	527,007	507,706	7,093	4,199

C.2) Other costs and expenses, net

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Leasing and rentals	5,053	2,121	10	4
Advertising	10,513	7,871	4,669	2,157
Own consumption	14,802	14,142	-	-
Subsidies and donations	13,058	16,068	1,000	914
Insurance	5,569	3,573	452	78
CCEE annual charge	4,991	4,418	1,365	1,143
Forluz – Administrative running cost	20,680	20,055	990	961
Collecting agents	28,347	29,309	-	-
Net loss (gain) on deactivation and disposal of assets	114,128	73,024	-	-
Liabilities arising from investment contracts	-	1,858	-	-
Taxes	7,375	6,637	236	259
Other (reversals)	7,033	30,377	1,009	2,456
Total	231.549	209.453	9.731	7.972

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
Leasing and rentals	5,053	1,784	10	4
Advertising	6,282	5,938	2,318	1,873
Own consumption	7,317	7,338	-	-
Subsidies and donations	4,282	8,150	-	-
Insurance	2,754	(1,237)	210	(719)
CCEE annual charge	2,443	2,274	659	651
Forluz – Administrative running cost	10,679	9,967	509	476
Collecting agents	14,106	14,580	-	-
Net loss (gain) on deactivation and disposal of assets	80,511	30,340	-	-
Taxes	2,466	1,820	20	97
Other (reversals)	2,748	25,236	272	7,186
Total	138,641	106,190	3,998	9,568

Scheduled Voluntary Termination Program (PDVP)

In April 2025, the Company approved the 2025 Scheduled Voluntary Termination Program (PDVP), with the employee enrollment period set from May 5 to May 30, 2025. A total of 118 employees joined the program. The initiative included the payment of legally mandated severance under the 'termination without cause' category, along with an additional compensation based on length of service. The total cost of the program amounted to R$25,391 and was recognized in the income statement under personnel expenses. Terminations began in June and are expected to be completed by October 2025.

d) other revenue

	Consolidated
	Jan to Jun/2025	Jan to Jun/2024
Gains arising from the sale of PP&E (1)	-	42,989

(1)	Refers to the capital gain recognized from the disposal of 15 SHPPs/CGHs (Small Hydropower Plants) owned by the Company. The divestment process was completed in February 2024. Further details on this transaction are disclosed in Note 30 to the Annual Financial Statements for the fiscal year 2024.

23.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
FINANCE INCOME
Income from financial investments	285,489	181,811	34,772	43,332
Interest on sale of energy	155,716	149,088	2,659	2,802
Foreign exchange variations - Itaipu Binacional	8,535	-	-	-
Interest	24,563	46,902	7,595	13,051
Interest - CVA	31,119	-	-	-
Gain with financial instruments – Swap (1)	-	112,050	-	-
Interests of escrow deposits	41,271	33,317	8,063	5,251
PIS/Pasep and Cofins charged on finance income (2)	(125,116)	(90,059)	(96,846)	(68,299)
Prepayments rents	1,536	2,456	4	-
Borrowing costs paid by related parties	-	-	1,414	10,925
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS	-	391,495	11,181	18,232
IRPJ credit update on Workers' Food Program	3,247	50,191	423	-
Other financial income	59,082	49,757	1,259	1,667
	485,442	927,008	(29,476)	26,961
FINANCE EXPENSES
Interest on debentures (Note 17)	(643,438)	(459,398)	-	-
Amortization of transaction cost	(12,431)	(8,392)	-	-
Foreign exchange variations – Loans (1)	-	(273,485)	-	-
Foreign exchange variations - Itaipu Binacional	-	(10,906)	-	-
Interest – debentures	(186,855)	(107,802)	-	-
Interest - CVA	-	(928)	-	-
Charges and monetary updating on post-employment obligations	-	(3,161)	-	(156)
Update on PIS/Pasep and Cofins Refunds to Consumers (2)	(1,985)	-	-	-
Interest on leases	(12,184)	(14,983)	(81)	(111)
Financial expenses R&D and PEE	(19,587)	(14,138)	-	-
Estimated Update of Distributed Generation Credits	(75,261)	(37,970)	-	-
Other financial expenses	(46,292)	(58,712)	(778)	(39)
	(998,033)	(989,875)	(859)	(306)
NET FINANCE INCOME (EXPENSES)	(512,591)	(62,867)	(30,335)	26,655

(1)	In December 2024, Cemig GT completed the settlement of its Eurobonds. As a result, as of June 30, 2025, the Company no longer holds any derivative financial instruments or active hedge operations. Further details can be found in Notes 20 and 30 to the 2024 Financial Statements.
(2)	PIS/Pasep and Cofins expenses are levied on financial income and interest on equity, which causes the total financial income to be negative in the parent company.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun/2025	Apr to Jun/2024	Apr to Jun/2025	Apr to Jun/2024
FINANCE INCOME
Income from financial investments	201,623	117,043	22,955	32,393
Interest on sale of energy	81,432	73,661	1,395	1,194
Foreign exchange variations - Itaipu Binacional	2,326	-	-	-
Interest	12,156	8,101	3,941	42
Interest - CVA	13,346	-	-	-
Gain with financial instruments – Swap (1)	-	70,018	-	-
Interests of escrow deposits	20,203	15,307	4,853	2,148
PIS/Pasep and Cofins charged on finance income (2)	(72,060)	(48,924)	(53,445)	(36,334)
Borrowing costs paid by related parties	933	1,278	1	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS	4,345	406,414	5,802	13,348
IRPJ credit update on Workers' Food Program	2,185	50,191	280	-
Other financial income	35,955	32,385	640	1,094
	302,444	725,474	(13,578)	13,885
FINANCE EXPENSES
Interest on debentures (Note 17)	(383,331)	(240,729)	-	-
Amortization of transaction cost	(6,878)	(4,603)	-	-
Foreign exchange variations – Loans (1)	-	(214,451)	-	-
Foreign exchange variations - Itaipu Binacional	-	(8,561)	-	-
Interest – debentures	(61,762)	(52,877)	-	-
Interest - CVA	-	(2,720)	-	-
Charges and monetary updating on post-employment obligations	-	(717)	-	(36)
Interest on leases	(6,210)	(6,102)	(41)	(41)
Financial expenses R&D and PEE	(10,364)	(6,888)	-	-
Estimated Update of Distributed Generation Credits	(75,261)	(37,970)	-	-
Other financial expenses	(21,598)	(31,737)	(40)	(19)
	(565,404)	(607,355)	(81)	(96)
NET FINANCE INCOME (EXPENSES)	(262,960)	118,119	(13,659)	13,789

(1)	In December 2024, Cemig GT completed the settlement of its Eurobonds. As a result, as of June 30, 2025, the Company no longer holds any derivative financial instruments or active hedge operations. Further details can be found in Notes 20 and 30 to the 2024 Financial Statements.
(2)	PIS/Pasep and Cofins expenses are levied on financial income and interest on equity, which causes the total financial income to be negative in the parent company.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24.	RELATED PARTY TRANSACTIONS

The relationships between Cemig and its investees are described in the investment note (No. 11). The main consolidated balances and transactions, as well as the main conditions relating to the Company's business with related parties, are shown below:

Transactions with energy

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Norte Energia			33,240	32,901	-	-	(146,366)	(140,456)
Paracambi			2,199	3,065	-	-	(13,271)	(15,036)
Hidrelétrica Pipoca			-	4,440	-	-	(1,893)	(19,088)

The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS).

Charges

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Connection charges
Taesa	-	-	649	107	-	-	(70,876)	(70,975)
Transmission charges
Norte Energia	9,806	8,726	-	-	17,400	16,040	-	-
Taesa	-	-	7,586	11,063	-	-	(645)	(10,377)

Connection charges are financial amounts set and approved by Aneel for use of connection facilities and/or connection points in the transmission system, payable by the accessing party to the connected agent.

Transmission charges are monthly amounts payable by users to holders of transmission concessions for the provision of transmission services, calculated according to the tariffs and the contracted amounts of use of the transmission system, in accordance with regulations set by Aneel.

Customers and traders

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024

Governo do Estado de Minas Gerais	10,730	10,769	-	-	55,564	113,201	-	-

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The “Consumers and Traders” balance that the Company holds with the controlling entity refers to sale of electricity to the government of Minas Gerais State – the price of the supply is that decided by Aneel through a Resolution which decides the Cemig D annual tariff adjustment.

Provision of services

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Cachoeirão	101	-	-	-	139	-	-	-
Guanhães	722	-	-	-	1,212	-	-	-
Taesa	127	579	-	-	962	775	-	-

The balances for services rendered refer to contracts for the provision of operation and maintenance services for power plants, transmission networks and distribution networks.

Accounts receivable – ‘AFAC’

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Governo do Estado de Minas Gerais	13,366	13,366	-	-	-	-	-	-

This refers to the recalculation of the monetary correction of amounts related to AFAC returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists.

Agreements and legal proceedings

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Guanhães Energia	-	-	13.497	16.872	-	-	-	-
Cemig D	-	-	7.944	9.931	-	-	-	-
Governo do Estado de Minas Gerais	21.621	27.027	-	-	-	-	-	-

Interest on Equity and dividends

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Taesa	59.214	111.317	-	-	-	-	-	-

The table above indicates the asset position of dividends receivable from the investees presented in “Other” in the “Dividends receivable” table.

FIC Pampulha

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Current
Cash and cash equivalents	383	159,216	-	-	-	-	-	-
Marketable securities	1,138,122	356,888	-	-	46,127	43,345	-	-
Non-current
Marketable securities	55,557	134,606	-	-	-	-	-	-

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are reported as cash and cash equivalent or marketable securities line in current and non-current assets.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Leasing

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
Current
Leasing	-	-	18,549	18,544	-	-	(10,913)	(14,148)
Non-current
Leasing	175,549	180,248	192,038	195,122	-	-	-	-

This is a contract with Fundação Forluminas de Seguridade Social (Forluz), the closed private pension fund (Entidade Fechada de Previdência Complementar – EFPC) of employees of the Cemig Group, the owner of the building.

Post-employment benefit

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024	Jan to Jun/2025	Jan to Jun/2024	Jan to Jun/2025	Jan to Jun/2024
FORLUZ
Current
Post-employment obligations (1)	-	-	41,856	52,889	-	-	(105,047)	(106,977)
Supplementary pension contributions - Defined contribution plan (2)	-	-	-	-	-	-	(40,120)	(41,576)
Administrative running costs (3)	-	-	-	-	-	-	(21,604)	(19,954)
Non-current
Post-employment obligations (1)	-	-	1,683,349	1,648,335	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (4)	-	-	204,736	208,173	-	-	(155,540)	(91,240)
Non-current
Health Plan and Dental Plan (4)	-	-	2,406,246	2,396,109	-	-	-	-

The Company has contractual obligations to a group of retired former employees in which it is responsible for ensuring funds for the cost of a supplementary pension plan, called Forluz, and for the running costs of a health plan, called Cemig Saúde. The main conditions related to the post-employment benefits are as follows:

(1)	Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031;
(2)	Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(3)	Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(4)	Post-employment obligations related to the employees' health and dental plan.

Details regarding post-employment benefits are provided in explanatory note 18.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Dividends receivable

	Consolidated		Parent company
	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Cemig GT	-	-	1,154,730	744,132
Cemig D	-	-	784,914	1,117,129
Gasmig	-	-	183,438	116,324
Taesa	59,214	111,317	59,214	111,317
Cemig Sim	193	-	6,855
Sete Lagoas	-	-	3,517
Guanhães	3,964	-	-
Others	11	50	11	11
Total	63,382	111,367	2,192,679	2,088,913

The table above shows the Company's active position with its investees in relation to the balances of dividends receivable. The subsidiaries that make up the amounts shown under “Other” are disclosed in the “Interest on equity and dividends” table.

Guarantees on debentures

Cemig has provided guarantees on debentures of the following related parties - not consolidated in the interim financial information because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2025	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,510,498	2042
Norte Energia S.A (NESA)/Light (2)	Affiliated	Counter-guarantee	Financing	683,615	2042
Norte Energia (NESA)	Affiliated	Surety	Debentures	77,255	2030
				3,271,268

(1)	Related to Norte Energia financing.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.

On June 30, 2025, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and their effects on profit or loss are presented as follows:

	Jan to Jun/2025	Jan to Jun/2024
Remuneration	16.713	18.048
Income sharing	3.024	33
Pension plans	820	1.682
Health and dental plans	116	138
Life insurance	26	20
Total	20.699	19.921

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

	Level	Jun. 30, 2025		Dec. 31, 2024
		Book value	Fair value (1)	Book value	Fair value (1)
Financial assets
Amortized cost
Marketable securities - Cash investments		61,933	61,933	140,628	140,628
Customers and Traders; Concession holders (transmission service)		5,928,539	5,928,539	5,850,173	5,850,173
Restricted cash		45,106	45,106	235,206	235,206
Accounts receivable from the State of Minas Gerais (AFAC)		34,987	34,987	40,393	40,393
Concession financial assets - CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		1,576,344	1,576,344	1,295,624	1,295,624
Reimbursement of Tariff Subsidies	1	639,090	639,090	208,688	208,688
Concession grant fee - Generation concessions		3,179,081	3,179,081	3,098,247	3,098,247
		11,465,080	11,465,080	10,868,959	10,868,959
Fair value through income or loss
Cash equivalents - Cash investments	2	1,590,444	1,590,444	1,628,992	1,628,992
Marketable securities
Bank certificates of deposit	2	390,601	390,601	-	-
Financial Notes - Banks	2	278,546	278,546	279,469	279,469
Treasury Financial Notes (LFTs)	1	546,429	546,429	72,422	72,422
		2,806,020	2,806,020	1,980,883	1,980,883
Concession financial assets - Distribution infrastructure	3	3,190,599	3,190,599	2,807,007	2,807,007
Reimbursements receivable - Generation	3	928,664	928,664	870,535	870,535
		6,925,283	6,925,283	5,658,425	5,658,425
		18,390,363	18,390,363	16,527,384	16,527,384

Financial liabilities
Amortized cost
Debentures (2)		(15,263,937)	(15,160,888)	(12,279,300)	(11,934,066)
Deficit recovery plan of the pension fund – Forluz		(478,974)	(438,654)	(493,676)	(484,004)
Concessions payable		(27,921)	(27,921)	(27,428)	(27,428)
Suppliers		(3,080,310)	(3,080,310)	(2,951,571)	(2,951,571)
Leasing transactions (adjusted for remeasurements)		(426,292)	(426,292)	(429,200)	(429,200)
Concession financial liabilities		-	-	(16,470)	(16,470)
		(19,277,434)	(19,134,065)	(16,197,645)	(15,842,739)

(1)	The book value represents the approximate fair value amount, except for debentures and pension fund deficit equalization in relation to the amounts as of June 30, 2025.
(2)	The fair value presented is net of the transaction costs and anticipated resources presented in note 17.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. The information applied in the fair value valuation techniques is classified in three levels of fair value hierarchy, as follows:

▪	Level 1. Active market: Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

▪	Level 2. No active market: Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. Level 2 is based on information that is observable, either directly or indirectly. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.
▪	Level 3. No active market: No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (Valor novo de reposição, or VNR). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

The fair value hierarchy prioritizes information (inputs) from valuation techniques, and not the valuation techniques used for measurement of fair value. In some cases information is used from different hierarchy levels in measurement of fair value, and this is classified entirely in the same level of the fair value hierarchy applicable to the significant information of a lower level. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Information on the (i) methodology for calculating the fair value of positions; and, (ii) financial instruments - derivatives, is disclosed in note 31 to the financial statements for the year ended December 31, 2024.

b)	Financial risk management

Exchange rate risk

The Cemig D is exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu).

The impact of foreign exchange fluctuations related to the Itaipu power purchase agreement is mitigated by the account for compensation of variation of parcel A items (CVA).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2025		Dec. 31, 2024
	Foreign currency	R$	Foreign currency	R$
US dollar
Suppliers (Itaipu Binacional)	(39,576)	(216,086)	(34,005)	(210,488)
	(39,576)	(216,086)	(34,005)	(210,488)
Net liabilities exposed		(216,086)		(210,488)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the dollar in relation to the Real on June 30, 2026 will be a appreciation of the dollar by %3.30 to R$5.64.

The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

Risk: foreign exchange rate exposure	Jun. 30, 2025	Jun. 30, 2026
	Amount Book value	‘Probable’ scenario US$=R$5.64	‘Adverse’ scenario US$= R$6.78
US dollar
Suppliers (Itaipu Binacional)	(216,086)	(223,210)	(268,327)
Liabilities exposed	(216,086)	(223,210)	(268,327)
Effect of exchange rate fluctuation on statements of income		(7,124)	(52,241)

Interest rate risk

The Company and its subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the debentures in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	Jun. 30, 2025	Dec. 31, 2024
Assets
Cash equivalents - Cash investments - CDI	1,590,444	1,628,992
Marketable securities - CDI / Selic	1,277,509	492,519
Indemnities receivable – Generation – CDI / Selic	928,664	870,535
Restricted cash – CDI	45,106	235,206
CVA and in tariffs – Selic (note 9.3)	1,576,344	1,295,624
	5,418,067	4,522,876
Liabilities
Loans and debentures (Note 19) - CDI	(8,195,622)	(4,882,020)
CVA and in tariffs – Selic (note 9.3)	-	(16,470)
	(8,195,622)	(4,898,490)
Net assets (liabilities) exposed	(2,777,555)	(375,614)

Sensitivity analysis

Cemig and its subsidiaries estimate that in a probable scenario the Selic rate will be 13.75% and the TJLP rate will be 8.54% on June 30, 2026.

The analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below.

Increase in Brazilian interest rates	Jun. 30, 2025	Mar. 31, 2026
	Amount Book value	‘Probable’ scenario	‘Adverse’ scenario
		Selic 13.75%	Selic 16%
		TJLP 8.54%	TJLP 8.96%
Assets
Cash equivalents	1,590,444	1,809,130	1,844,915
Marketable securities	1,277,509	1,453,166	1,481,910
Indemnities receivable – Generation (note 9.1)	928,664	1,056,355	998,685
Restricted cash	45,106	51,308	52,323
CVA and Other financial components (note 9.3)	1,576,344	1,793,091	1,828,559
	5,418,067	6,163,050	6,206,392
Liabilities
Debentures (note 17)	(8,195,622)	(9,322,520)	(9,506,922)
	(8,195,622)	(9,322,520)	(9,506,922)

Net assets exposed	(2,777,555)	(3,159,470)	(3,300,530)
Net effect of fluctuation in interest rates on statements of income		(381,915)	(522,975)

Increase in inflation risk

The Cemig and its subsidiaries are exposed to the risk of an increase in the inflation index. A portion of the debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table presents the Company’s net exposure to inflation index:

Exposure to Brazilian domestic interest rates	Jun. 30, 2025	Dec. 31, 2024
Assets
Concession financial assets related to Distribution infrastructure - IPCA	3,190,599	2,807,007
Concession Grant Fee - IPCA (Note 9.2)	3,179,081	3,098,247
	6,369,680	5,905,254
Liabilities
Debentures - IPCA and IGP-DI (Note 17)	(7,259,101)	(7,547,202)
Deficit of pension plan (Forluz)	(478,974)	(493,676)
Leasing liabilities	(426,292)	(429,200)
	(8,164,367)	(8,470,078)
Net liabilities exposed	(1,794,687)	(2,564,824)

Sensitivity analysis

Due to having more liabilities than assets indexed to inflation indicators, the Company is exposed to an increase in these indicators, as represented in the adverse scenario.

Accordingly, based on the estimate that, in a probable scenario, the IPCA will be 4.92% and the IGP-M will be 5.03% as of June 30, 2026, the sensitivity analysis of the effects on results, considering an adverse scenario compared to the probable scenario, is as follows:

Consolidated	Jun. 30, 2025	Jun. 30, 2026
	‘Base scenario’ Amount Book value	‘Probable scenario’ IPCA 4.92% IGPM 5.03	‘Adverse Scenario’ IPCA 7.54% IGPM 8.79%
Assets
Concession financial assets related to Distribution infrastructure - IPCA	3,095,447	3,247,743	3,328,844
Concession financial assets related to gas distribution infrastructure - IGPM	95,152	99,938	103,516
Concession Grant Fee - IPCA (Note 9.2)	3,179,081	3,335,492	3,418,784
	6,369,680	6,683,173	6,851,144
Liabilities
Debentures - IPCA and IGP-DI (Note 17)	(7,259,101)	(7,616,249)	(7,806,437)
Deficit of pension plan (Forluz)	(478,974)	(502,540)	(515,089)
Leasing liabilities	(426,292)	(447,266)	(458,434)
	(8,164,367)	(8,566,055)	(8,779,960)
Net liabilities exposed	(1,794,687)	(1,882,882)	(1,928,816)
Net effect of fluctuation in IPCA and IGP-M indexes on statements of income		(88,195)	(134,129)

Liquidity risk

Information on how the Company manages liquidity risk is disclosed in note 30 to the financial statements for the year ended December 31, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The flow of payments of the Company and subsidiaries obligation to suppliers, debts with the pension fund, debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates*
Debentures	-	-	129,980	776,649	4,443,271	1,836,846	6,604,710	7,828,160	16,992,392	5,265,461	43,877,469
Onerous concessions	372	-	733	-	3,153	-	14,125	-	15,430	-	33,813
Deficit of the pension plan (Forluz)	4,997	2,338	10,110	4,622	47,809	20,008	322,500	73,950	163,130	9,836	659,300
	5,369	2,338	140,823	781,271	4,494,233	1,856,854	6,941,335	7,902,110	17,170,952	5,275,297	44,570,582
- Fixed rate
Suppliers	2,797,654	-	279,817	-	2,839	-	-	-	-	-	3,080,310
Total	2,803,023	2,338	420,640	781,271	4,497,072	1,856,854	6,941,335	7,902,110	17,170,952	5,275,297	47,650,892

Parent company	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates*
Deficit of the pension plan (Forluz)	246	115	497	227	2.352	984	15.867	3.638	8.026	484	32,436
- Fixed rate
Suppliers	370,204	-	-	-	-	-	-	-	-	-	370,204
Total	370,450	115	497	227	2.352	984	15,867	3.638	8.026	484	402,640

(*) The lease payment flow is presented in note 14.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 17.

Credit risk and other operating risks

The information on how the Company manages: (i) credit risk; (ii) the risk of over-contracting and under-contracting of supply; (iii) the risk to continuity of the concession; and (iv) hydrological risk is given in note 30 to the financial statements for the year ended December 31, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26.	SALE OF ASSETS

a)	Process of sale of 15 PCHs/CGHs

On March 17, 2023, Cemig GT published a public auction notice for the divestiture of 15 SHPPs/MPPPs, including 12 assets owned by Cemig GT and 3 by Horizontes Energia S.A., a wholly-owned subsidiary of Cemig GT.

The asset divestiture process to Mang Participações e Agropecuária LTDA, the winning bidder in the auction held on August 10, 2023, was completed on February 29, 2024, after all precedent conditions of the Asset Purchase and Sale Agreement (APSA) were fulfilled. The amount received from the sale was R$101 million.

The purpose of the sale was to meet the guidelines of the company's strategic planning, which calls for the optimization of the asset portfolio, seeking to improve operational efficiency and the best allocation of capital.

In January 2025, a favorable ruling was issued in the public civil action filed against the public auction notice for the sale of the 15 SHPPs/Small Hydroelectric Plants.

In March 2025, a new ruling was issued declaring the previous decision null and void. As a result, the judgment that had upheld the public civil action against the auction notice was overturned. Cemig will continue to participate in the proceedings, which will lead to a new ruling on the merits.

As of the date of these Interim Financial Statements, there have been no impacts on the Company’s financial reporting.

27.	ASSETS CLASSIFIED AS HELD FOR SALE

The breakdown of assets classified as held for sale, measured at book value, is as follows:

	Jun. 30, 2025	Dec. 31, 2024
Property, Plant and Equipment, Intangible Assets – Plants (b)	19,353	20,347
Financial assets – Generation – Concession grant fee (b)	37,761	36,517
	57,114	56,864

Onerous transfer of 4 PCH/UHEs

On September 23, 2024, a public auction notice was published for the compensated transfer of the rights to operate electricity generation services for four HPPs/SHPPs, including one SHPP owned by Cemig GT and three HPPs owned by its wholly-owned subsidiaries: Cemig Geração Sul, Cemig Geração Leste, and Cemig Geração Oeste.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On December 5, 2024, Cemig GT held a public auction at B3, with the winning bid submitted by Âmbar Hidroenergia LTDA in the amount of R$52 million, representing a premium of 78.8% over the minimum price of R$29.1 million.

On February 21, 2025, Cemig GT and its wholly-owned subsidiaries—Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul—signed the Asset Purchase and Sale Agreement (APSA) with Âmbar Hidroenergia LTDA, the winning bidder of the auction.

On May 23, 2025, the Court of Justice of the State of Minas Gerais suspended, until a final and unappealable ruling on the merits, the preliminary injunction issued in the Popular Action case against the auction notice and the contract related to the divestiture of these power plants, thereby reinstating the effects of the auction held on December 5, 2024.

The closing of the transaction is subject to the fulfillment of customary suspensive conditions, including obtaining consent from the Brazilian Electricity Regulatory Agency (Aneel) and the Administrative Council for Economic Defense (CADE).

This divestiture is in line with the guidelines of Cemig's Strategic Planning, which specifics optimization of the portfolio and a better allocation of capital.

28.	SUBSEQUENT EVENTS

CCEE Auction on Generation Scaling Factor (GSF) Credits

On August 1, 2025, Cemig GT, its wholly-owned subsidiary Cemig PCH S.A., and the Queimado Consortium—of which Cemig GT holds an 82.5% ownership interest—were declared winners in the auction conducted by the Electric Energy Trading Chamber (CCEE) for Generation Scaling Factor (GSF) credits.

The Queimado and Pai Joaquim hydropower plants will be granted a 7-year extension of their concession and authorization terms, while the Irapé plant will be entitled to a 3-year extension. The total disbursement of R$199,378 was made on August 13, 2025.

	Power Capacity (MW)	Firm Energy (MW)	Commercial Operation Start Date	Concession Term	Extension Period (years)	Premium (%)	Disbursement (BRL)
Irapé	399	197	20/07/2006	19/09/2037	3	20	102,864
Pai Joaquim	23	13,91	31/03/2004	15/10/2034	7	20	18,768
Queimado (82,5%)	105	64,60	16/06/2004	27/06/2034	7	25	77,746
	527	275.51					199,378

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cash Flow Hedge Operation

On August 11, 2025, Cemig GT entered into a foreign loan agreement in the amount of USD 40 million under Law 4,131/62. Since the Company's functional currency (BRL) differs from the loan currency, a full cross-currency swap was contracted in accordance with its hedge policy, aiming to mitigate exposure to exchange rate fluctuations.

This derivative is being accounted for under hedge accounting treatment, with a notional amount of USD 40 million, equivalent to BRL 218,552.

Corporate Restructuring

On August 14, 2025, the Board of Directors authorized Cemig GT to acquire 100% of Cemig H’s equity interest in Cemig SIM’s share capital, at book value. As of June 30, 2025, Cemig SIM’s shareholders’ equity amounted to BRL 947,857.

Acquisition of 51% of the shares of Hidrelétrica Pipoca S.A.

On August 14, 2025, Cemig GT exercised its preemptive right to acquire 51% of the shares of Hidrelétrica Pipoca S.A. (Pipoca) held by Serena Geração S.A. (Serena Geração), a wholly-owned subsidiary of Serena Energia S.A. (Serena Energia).

This preemptive right, as governed by the Shareholders’ Agreement, arises from the transfer of indirect control of Pipoca, which will be triggered following the public auction of Serena Energia’s Tender Offer (TO). Therefore, the effectiveness of the transaction is subject to the completion of the TO, as well as the fulfillment of customary precedent conditions applicable to transactions of this nature.

The transaction value is BRL 36.33 million and will be adjusted by 100% of the CDI rate from May 15, 2025, until the date of Serena Energia’s TO auction.

The Pipoca SHPP, located in eastern Minas Gerais, has an installed capacity of 20 MW and firm energy of 11.9 average MW.

Currently, Cemig GT holds 49% of Pipoca’s shares, and the acquisition of the remaining 51% will result in full ownership of the asset.

Direct Action of Unconstitutionality No. 7,324 – Amounts to be Refunded to Consumers

On August 14, 2025, the Federal Supreme Court (STF) ruled on Direct Action of Unconstitutionality No. 7,324, which challenges the constitutionality of Law No. 14,385/2022. This law addresses the reimbursement of overpaid taxes by electricity distribution companies to consumers. The Company is awaiting the publication of the court ruling, at which point sufficient information will be available to assess the potential accounting, financial, and operational impacts resulting from the decision.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

*********

Reynaldo Passanezi Filho
President

Andrea Marques de Almeida	Cristiana Maria Fortini Pinto e Silva
Vice President of Finance and Investor Relations	Vice President Legal

Marney Tadeu Antunes	Marco da Camino Ancona Lopez Soligo
Vice President of Distribution	Vice President of Participations and Vice President of Generation and Transmission (interim)

Sérgio Lopes Cabral	Luis Cláudio Correa Villani
Vice President of Trading	Vice President of Information Technology

Mário Lúcio Braga Controller	Bruno Philipe Silvestre Rocha Financial Accounting and Equity Interests Manager Accountant – CRC-MG-121.569/O-7

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

KPMG Auditores Independentes Ltda.

Rua Paraíba, 550 - 12º andar - Bairro Funcionários

30130-141 - Belo Horizonte/MG - Brasil

Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil

Telefone +55 (31) 2128-5700

kpmg.com.br

Report on Review of interim Financial Information – ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission – CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting and the international accounting standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board – IASB)

To the Shareholders, Board of Directors and Management

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais – CEMIG (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2025. This information comprises the balance sheet as of June 30, 2025, and the related statements of income and comprehensive income for the three- and six-month periods then ended, as well as the statements of changes in equity and cash flows for the six-month period then ended, including the accompanying explanatory notes.

The Company’s management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the Review

We conducted our review in accordance with Brazilian and international standards on review engagements of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists primarily of making inquiries of persons responsible for financial and accounting matters and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Individual and Consolidated Interim Financial Information

Based on our review, we are not aware of any facts that would lead us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Other Matters – Statements of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA) for the six-month period ended June 30, 2025, prepared under the responsibility of the Company’s management and presented as supplementary information for IAS 34 purposes. These statements were subjected to review procedures performed in conjunction with the review of the quarterly information, with the objective of determining whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 – Statement of Value Added. Based on our review, we are not aware of any facts that would lead us to believe that these Statements of Value Added were not prepared, in all material respects, in accordance with the criteria defined in that Pronouncement and consistently with the individual and consolidated interim financial information taken as a whole.

Belo Horizonte, August 14, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-MG

Thiago Rodrigues de Oliveira

Accountant – CRC 1SP259468/O-7

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Corporate Governance

Cemig’s corporate governance is based on transparency, equity and accountability. The main characteristic of Cemig’s governance model is clear definition of the roles and responsibilities of the Board of Directors and Executive Board in formulating, approving and executing the policies and directives on how to conduct the Company’s business. The members of the Board of Directors, who are elected by the General Meeting of Stockholders, elect that Board’s chair and deputy chair and appoint the Executive Board (statutory executive officers) .

The focus of the Company’s governance has been a balance between the economic, financial and environmental aspects of Cemig, aiming to continue contributing to sustainable development, and continuous improvement of its relationship with stockholders, clients, employees, society and other stakeholders. Since 2001 Cemig has followed the Level I Corporate Governance Practices of the São Paulo stock exchange (B3).

Board of Directors

Each year, the members of the Board of Directors are subjected to independent individual and collective performance evaluations, and self-assessments, aiming to improve their functions. These are the minimum requirements:

▪	submission of a report on acts of management, as to lawfulness and efficacy of management action;
▪	contribution to the profit for the period; and
▪	achievement of the objectives specified in the Multi-year Business Plan and compliance with the Long-term Strategy and the Annual Budget.

It is the responsibility of the Audit Committee, independently, to verify compliance in the processes of evaluation of the members of the Board of Directors.

Membership, election and period of office

The Board of Directors shall be composed of 9 regular members, one of whom shall serve as the Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 years, and may be dismissed at any time, by the General Meeting of Shareholders, Re-election for a maximum of 2 consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Of the nine members of the Board of Directors, seven have the characteristics of an Independent Member, under the criteria adopted by the Dow Jones Sustainability Index (DJSI), and nine have these characteristics according to the criteria of the Code of Best Corporate Governance Practices of the Brazilian Corporate Governance Institute (IBGC), as attested in the Board’s Statement of Independence.

The current term of office of the Board of Directors began at the Annual General Meeting (AGM) held on April 29, 2024, through the multiple voting mechanism. The term of office of the current members expires at the AGM to be held in 2026.

The composition of the Board of Directors shall be evaluated annually by the Board itself, with the aim of implementing gradual changes to enhance diversity, and targets may be established for this purpose.

A list with the names of the members of the Board of Directors, their responsibilities and resumes is on our website at: http://ri.cemig.com.br.

Meetings

The Board of Directors held 16 meetings in the first half of 2025, dealing with matters including strategic planning, projects, acquisition of new assets, and investments.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the second meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

The responsibilities of the Audit Committee are available on our website: http://ri.cemig.com.br.

Meetings

The Audit Committee met 12 times during the first half of 2025.

Executive Board

The Executive Board has 7 members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly owned subsidiaries of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The term of office of the current vice-presidents and president expires at the second meeting of the Board of Directors following the 2024 Annual General Meeting.

The Executive Board will be assessed, by the Board of Directors on their individual and collective performance, with due regard for the following minimum requirements:

▪	submission of a report on acts of management, as to lawfulness and efficacy of management action;
▪	contribution to the profit for the period; and
▪	achievement of the objectives specified in the Multi-year Business Plan and compliance with the Long-term Strategy and the Annual Budget.

The members of the Executive Board, their resumes and responsibilities are on our website: http://ri.cemig.com.br

Meetings

The Executive Board met 28 times during the second quarter of 2025 to discuss strategic planning, projects, acquisitions of new assets, various investments, among other matters.

Audit Board

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.

Nominations to the Audit Board must obey the following:

▪	The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.
▪	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The members of the Audit Board and their curriculim are on Cemig’s website: http://ri.cemig.com.br.

Meetings

In the second quarter of 2025, the Audit Board met 7 times.

Internal auditing, management of risks and internal controls

Maintaining a minimum frequency of a year for the updating procedure, the Executive Board and the Board of Directors approved, in 2024, after consideration by the Audit Committee, Cemig’s updated Corporate Top Risks for 2024-25.

The Matrix includes 26 Top Risks, including, in this cycle, risks from some of the Company's investees. These risks are continuously monitored by management. The Matrix includes risks from the Distribution, Generation, Transmission, Commercialization, Innovation, Information Technology, People and Corporate Services, ESG (Environmental, Social and Governance), Communication, Financial, Shareholdings and Divestment, Institutional Regulatory and Control and Integrity pillars.

The company has a Risk Committee, created in 2022, linked to and advising the Board of Directors. It was given the duties of analysis of compliance with the requirements of the regulatory and inspection agencies; definition of the principal risks (‘Top Risks’), and respective treatment; identification and measurement of action plans and control of the risks identified; and assessment of the limits of tolerance to the risks to which the Company will be exposed.

With regard to responses to relevant risks and those where tolerance limits have been exceeded, the Internal Controls environment has an annual process for reviewing and testing the design of all the internal controls in the Internal Risks Controls Matrix, in order to keep them adherent, up-to-date and evaluated with respect to the adequacy of risk coverage. In the latest cycle, the Company expanded the scope of review and testing to include internal controls related to the Top Risks, in accordance with the same methodological standards and requirements of the COSO (Committee of Sponsoring Organizations of the Treadway Commission) Internal Control – Integrated Framework (ICIF) and the U.S. Sarbanes-Oxley Act (SOX). The actions and investments in the Internal Controls Environment have, in recent years, ensured its effectiveness in the assessment of management and the independent external auditor, demonstrating confidence in the Company's risk management.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Furthermore, the Company maintains an internal audit function, responsible for the preparation and execution of the Annual Internal Audit Plan, which is validated by the Audit Committee and approved by the Board of Directors. This Plan provides for the assessment of key business and corporate processes and is guided by the organizational strategy and related risks, with the objective of evaluating the adequacy, effectiveness, and efficiency of the Company’s processes. The Internal Audit function independently assesses the effectiveness of governance and risk management processes, as well as the effectiveness of the internal control system, reporting any deficiencies and improvement opportunities, and recommending applicable actions. Internal Audit also monitors the implementation of corrective and preventive actions by the responsible areas, as well as their maintenance and effectiveness in mitigating risks, aiming to add value to the business and strengthen corporate governance.

IIA May Brasil 2025 Award

In recognition of its achievements, the Company’s Internal Audit department was once again honored with the IIA May Brasil 2025 Award, granted by the Institute of Internal Auditors of Brazil (IIA Brasil).

This achievement comes in the year the department celebrates its 70th anniversary, marking its presence at the forefront of the field through investments in innovation and greater integration with audited areas, generating even more significant results for the Company.

Among the initiatives that contributed to this recognition is the Integra AI (Internal Audit) Project, created in 2024 to promote a cycle of structured conversations with business process leaders and corporate areas. The objective is to bring Internal Audit closer to other Cemig units, strengthening relationships, expanding the understanding of critical processes, and identifying improvement opportunities.

Another highlight was the team’s participation in the Integrity Forum 2025, the largest Governance, Risk, and Compliance event in the country. On that occasion, Cemig presented the digital transformation of Internal Audit, with automation initiatives, intensive use of data analytics, and the achievement of the international quality certification (QA – IIA Brasil).

The IIA May Award reflects the dedication and ethical commitment of the Internal Audit team to the Company, focusing its actions on adding value to its business in the electric power sector.

The Compliance and Anti-fraud Policy

The Company values the prevention and combat of fraud, corruption, and any acts that may deviate from the required ethical conduct, as well as from established internal and external regulations. To this end, it relies on the commitment and diligence of its entire workforce to ensure that unlawful or unethical acts are not carried out on its behalf.

To prevent the occurrence of such acts, the Company maintains a robust system of internal controls and Compliance, which includes, among other elements, an Ethics Committee, a Whistleblower Channel, and internal policies and procedures focused on integrity, auditing, encouragement of reporting misconduct, and the prevention of fraud and corruption. All individuals engaged with Cemig—including shareholders, officers, employees, and contractors—are fully informed of these guidelines. In 2024, Cemig obtained certification under the international ISO 37001 Anti-Bribery Management System standard, reinforcing its commitment to preventing, detecting, and addressing bribery cases.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Furthermore, donations of any kind—whether direct or indirect, in cash or in goods and services, including advertising—with political purposes or that benefit political parties or their affiliates, regardless of their current activity status, are strictly prohibited. This prohibition is in accordance with the requirements of Federal Law No. 9,504/1997, known as the “Electoral Law,” and its amendments introduced by Law No. 13,487 of October 6, 2017.

Cemig’s Whistleblower Channel is available to both internal and external audiences, 24 hours a day, to receive reports of fraud, corruption, favoritism, moral and sexual harassment, among other irregularities that may constitute acts or omissions contrary to the law or to the principles of our Code of Conduct. The Whistleblower Channel ensures confidentiality, anonymity, and protection against retaliation for whistleblowers. The Ethics Committee is responsible for ensuring the proper investigation and handling of all reports received, and responses are made available to whistleblowers upon conclusion of the processes.

Ethical Principles and Cemig Code of Conduct

Cemig Code of Conduct

The new Cemig Code of Conduct was reviewed and revised with participation by employees of all the areas of the Company. It is based on the pillars of Cemig’s identity and policies: respect for life, integrity, generation of value, commitment, innovation, sustainability, social responsibility, and alignment with the Company’s cultural identity. It constitutes a pact which aims to incorporate common values, objectives and behavior, developing a of integrity. The Code is to be complied with by all the people to whom it is addressed: managers, members of the Board of Directors, members of committees under the bylaws, employees, interns and outsourced parties who have any established relationship with the Company’s stakeholders.

The Ethics Committee

The Ethics Committee is responsible, among other attributions, for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Cemig Code of Conduct, including assessment of and decision on any possible non-compliances.

The Commission is made up of 8 members including Superintendents and Managers, appointed by the Executive Board. It may be contacted through our Ethics Channel - the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line - these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Cemig Code of Conduct.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Authorization for Economic-Financial Evaluation

In August 2025, the Company received Official Letter SEDE/ASMERC No. 49/2025 from the State of Minas Gerais, informing that it authorized the Brazilian Development Bank (BNDES) to conduct a Request for Information (RFI). This preliminary and non-binding stage aims to identify specialized technical consultants interested in supporting the preparation of Cemig’s economic-financial valuation report. The objective is to support the Company’s debt amortization process within the scope of the Full Payment Program for State Debts (Propag).

Investor Relations

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses and roadshows; as well as holding video conference calls with analysts, investors and others interested in the capital markets.

In August 2024, we held our 29rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the members of the Executive Board.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SHAREHOLDING POSITION OF SIGNIFICANT SHAREHOLDERS AS OF JUNE 30, 2025

	Number of shares on June 30, 2025
	Common shares	%	Preferred shares	%	Total	%
State of Minas Gerais	487,540,664	50.97	22,210	-	487,562,874	17.04
FIA Dinâmica Energia S/A	313,988,379	32.82	160,215,780	8.41	474,204,159	16.57
BNDES Participações	106,610,119	11.14	-	-	106,610,119	3.73
PZENA	-	-	95,239,166	5.00	95,239,166	3.33
BlackRock	-	-	190,624,959	10.00	190,624,959	6.66
Others
In Brazil	35,307,774	3.69	246,464,704	12.94	281,772,478	9.85
Foreign shareholders	13,154,975	1.38	1,212,613,165	63.65	1,225,768,140	42.82
Total	956,601,911	100.00	1,905,179,984	100.00	2,861,781,895	100.00

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON JUNE 30, 2025

	June 30, 2025
	ON	PN
Controlling shareholder	487,540,664	22,210
Other entities of Minas Gerais State	39,026	52,976,361
Fiscal Board	-	5,200
Executive Board	19,429	32,094
Shares in treasury	132	1,099,880
Free float	469,002,660	1,851,044,239
Total	956,601,911	1,905,179,984

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

DIRECTORS’ STATEMENT OF REVIEW OF THE INTERIM FINANCIAL INFORMATION

We hereby state, for the due purposes, under the responsibility of our positions, that in meeting of the Executive Board of Cemig Distribuição S.A., held on August 11, 2025, we approved the conclusion, on that date, of the Company’s Interim Financial Information for the period from January to June 2025. In the same date, approved the submission to the Board of Directors, for decision of the Interim Financial Information for the period from January to June 2025. We also declare that we have reviewed, discussed and agree with the said Interim Financial Information.

Belo Horizonte, August 11, 2025.

Reynaldo Passanezi Filho - President

Sérgio Lopes Cabral - Vice President of Trading

Andrea Marques de Almeida - Vice President of Finance and Investor Relations

Marney Thadeu Antunes - Vice President of Distribution

Marco da Camino Ancona Lopes Soligo - Vice President of Participations and Vice President of Generation and Transmission (interim)

Cristiana Maria Fortini Pinto e Silva - Vice President Legal

Luis Cláudio Correa Villani - Vice President of Information Technology

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE INTERIM FINANCIAL INFORMATION

We hereby state, for the due purposes, under the responsibility of our positions, that in meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A), held on August 11, 2025, we approved the conclusion, on that date, of the Company’s Interim Financial Information for the period from January to June 2025; and also submission to the Board of Directors, for decision of the Interim Financial Information for the period from January to June 2025. We also declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the Independent External Auditors.

Belo Horizonte, August 11, 2025.

Reynaldo Passanezi Filho - President

Sérgio Lopes Cabral - Vice President of Trading

Andrea Marques de Almeida - Vice President of Finance and Investor Relations

Marney Thadeu Antunes - Vice President of Distribution

Marco da Camino Ancona Lopes Soligo - Vice President of Participations and Vice President of Generation and Transmission (interim)

Cristiana Maria Fortini Pinto e Silva - Vice President Legal

Luis Cláudio Correa Villani - Vice President of Information Technology

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.